     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 1998

                                                        REGISTRATION NO. 33-

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                          ALUMINUM COMPANY OF AMERICA
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


          PENNSYLVANIA                           3334                  25-0317820
   (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)

                               425 SIXTH AVENUE
                        PITTSBURGH, PENNSYLVANIA 15219
                                (412) 553-4545
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                           LAWRENCE R. PURTELL, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                          ALUMINUM COMPANY OF AMERICA
                               425 SIXTH AVENUE
                        PITTSBURGH, PENNSYLVANIA 15219
                                (412) 553-4545
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
          J. MICHAEL SCHELL, ESQ.                 JOHN EVANGELAKOS, ESQ.
          MARGARET L. WOLFF, ESQ.                   SULLIVAN & CROMWELL
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP           125 BROAD STREET
              919 THIRD AVENUE                   NEW YORK, NEW YORK 10004
          NEW YORK, NEW YORK 10022                    (212) 558-4000
               (212) 735-3000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective and all other conditions to the merger (the "Merger") of Alumax Inc. ("Alumax") with and into a subsidiary of the Registrant pursuant to the Agreement and Plan of Merger described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                  PROPOSED MAXIMUM
                                                 PROPOSED MAXIMUM    AGGREGATE
   TITLE OF EACH CLASS OF          AMOUNT TO      OFFERING PRICE      OFFERING          AMOUNT OF
ECURITIES TO BE REGISTERED(1)S  BE REGISTERED(2)  PER SHARE (3)       PRICE(4)     REGISTRATION FEE(5)
------------------------------------------------------------------------------------------------------
Common Stock, par value            19,500,000
 $1.00 per share                     shares           $63.35       $1,235,325,000       $364,421

-------------------------------------------------------------------------------
(1) This Registration Statement relates to the Common Stock, par value $1.00 per share, of the Registrant (the "Alcoa Common Stock") issuable to holders of the Common Stock, par value $0.01 per share, of Alumax (the "Alumax Common Stock") in connection with the Merger.
(2) The number of shares to be registered pursuant to this Registration Statement is based on the maximum number of shares of Alcoa Common Stock issuable to stockholders of Alumax in the Merger.
(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) and 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the average of the high and low prices of Alumax Common Stock on June 25, 1998, as reported on the New York Stock Exchange, Inc., at an assumed exchange ratio of 1.4337 shares of Alumax Common Stock per share of Alcoa Common Stock.
(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act, based on the product of the estimated maximum number of shares of Alumax Common Stock to be acquired in the Merger multiplied by the proposed maximum offering price per share calculated as described in (3) above.
(5) Calculated by multiplying 0.000295 by the proposed maximum aggregate offering price. $242,000.00 of such amount is offset pursuant to Rule 457 by fees previously paid.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

LOGO ALUMAX                                            Alumax Inc.
                                                       3424 Peachtree Road, N.E.
ALLEN BORN                                             Suite 2100
Chairman                                               Atlanta, Georgia 30326
                                                       404/846-4601
                                                       FAX 404/846-4780


                                                                  June 30, 1998

Dear Fellow Stockholder:

  You are cordially invited to attend a special meeting of the holders of common stock of Alumax Inc. ("Alumax"). The special meeting will be held at the offices of Alumax, 3424 Peachtree Road, N.E., Suite 2100, Atlanta, Georgia, on Friday, July, 31, 1998 at 10:00 a.m., Atlanta time. At the special meeting, you will be asked to approve and adopt the Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), among Aluminum Company of America ("Alcoa"), AMX Acquisition Corp. ("AMX"), a wholly-owned subsidiary of Alcoa, and Alumax. The Merger Agreement provides for a two-step acquisition of Alumax by Alcoa through: (1) a cash tender offer (the "Offer") by AMX for up to 27,000,000 shares of Alumax common stock, followed by (2) a merger (the "Merger") of Alumax with and into the subsidiary of Alcoa. AMX has purchased pursuant to the Offer 27,540,000 shares of Alumax common stock, and as a result Alcoa is the beneficial owner of approximately 51% of the outstanding Alumax common stock. Pursuant to the Merger:

  .  Alumax will become a wholly-owned subsidiary of Alcoa; and

  . each remaining outstanding share of Alumax common stock will be converted into, and become exchangeable for, the right to receive 0.6975 of a share of common stock of Alcoa.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, ALUMAX AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  The Board of Directors has received a written opinion of BT Wolfensohn, the Company's financial advisor, dated March 8, 1998, to the effect that, as of such date and based upon and subject to certain matters set forth in such opinion, the consideration to be received pursuant to the Merger Agreement by the Alumax stockholders in the Offer and the Merger, taken together, was fair from a financial point of view to such stockholders.

  YOUR VOTE IS IMPORTANT. To assure your representation at the special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed white prepaid envelope marked "Proxy." This will allow your shares to be voted whether or not you attend the special meeting.

                                          Sincerely yours,

                                          /s/ Allen Born

                                          Allen Born
                                          Chairman

                                  LOGO ALUMAX

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON FRIDAY, JULY 31, 1998

TO THE HOLDERS OF COMMON STOCK:

  A special meeting of stockholders of Alumax Inc. ("Alumax") will be held at the offices of Alumax, 3424 Peachtree Road, N.E., Suite 2100, Atlanta, Georgia, on Friday, July 31, 1998, at 10:00 a.m., Atlanta time, for the following purposes:

    1. To approve and adopt the Agreement and Plan of Merger, dated as of March 8, 1998, among Aluminum Company of America, AMX Acquisition Corp. and Alumax (the "Merger Agreement"), and the merger contemplated thereby; and

    2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

  The accompanying Proxy Statement/Prospectus describes the Merger Agreement and the merger in detail.

  The Board of Directors has fixed the close of business on June 29, 1998 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting. A list of stockholders entitled to vote will be open to the examination of any stockholder at the offices of The Chase Manhattan Bank, 450 West 33rd Street, 15th Floor, New York, New York, for ten days prior to July 31, 1998, and will also be available for inspection at the meeting.

                                          By order of the Board of Directors

                                          /s/ Helen M. Feeney

                                          Helen M. Feeney
                                          Vice President and Secretary

June 30, 1998

Atlanta, Georgia

  THE FORM OF PROXY IS ENCLOSED. TO ASSURE THAT YOUR SHARES WILL BE VOTED AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. SENDING A PROXY WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE SPECIAL MEETING.

                                  ALUMAX INC.

                                PROXY STATEMENT

                                --------------

                          ALUMINUM COMPANY OF AMERICA

                                  PROSPECTUS
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                                --------------

  This Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $0.01 per share (the "Common Stock"), of Alumax Inc., a Delaware corporation ("Alumax"), in connection with the solicitation of proxies by the Board of Directors of Alumax (the "Alumax Board") for use at the special meeting of stockholders and at any and all adjournments or postponements thereof (the "Special Meeting") to be held at the offices of Alumax, 3424 Peachtree Road, N.E., Suite 2100, Atlanta, Georgia, on Friday, July 31, 1998, at 10:00 a.m., Atlanta time.

  This Proxy Statement/Prospectus also constitutes the Prospectus of Aluminum Company of America, a Pennsylvania corporation ("Alcoa"), for use in connection with the offer and issuance of up to 19,500,000 shares of common stock, par value $1.00 per share, of Alcoa (the "Alcoa Common Stock"), pursuant to the merger (the "Merger") of Alumax with and into AMX Acquisition Corp., a Delaware corporation and a newly formed, wholly-owned subsidiary of Alcoa ("AMX"), pursuant to the terms of the Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), among Alcoa, AMX and Alumax, a copy of which is attached hereto as Appendix I.

  Pursuant to the Merger Agreement, AMX has purchased pursuant to a tender offer (the "Offer") 27,540,000 shares of Common Stock at a price of $50.00 per share, net to the seller in cash, and as a result Alcoa is the beneficial owner of approximately 51% of the Common Stock and has sufficient voting power to adopt the Merger Agreement without the vote of any other stockholder. The Merger Agreement provides, among other things, that, subject to certain conditions, following the purchase of shares of Common Stock pursuant to the Offer, Alumax will be merged with and into AMX, which will be the surviving corporation in the Merger. Alcoa intends to consummate the Merger as soon as possible following such Special Meeting.

  At the effective time of the Merger, each issued and outstanding share of Common Stock (other than shares purchased in the Offer or otherwise owned by Alcoa, AMX, Alumax, or any of their respective subsidiaries, and dissenting shares) will be converted into, and become exchangeable for, the right to receive 0.6975 (the "Exchange Ratio") of a share of Alcoa Common Stock. The per share consideration to be received in the Merger is referred to herein as the "Merger Consideration."

  Because the market price of the shares of Alcoa Common Stock will fluctuate and the Exchange Ratio will not be adjusted as a result of any such price fluctuation, the value of the Merger Consideration at the time the Merger is consummated may be greater or less than the $50.00 in cash per share paid pursuant to the Offer. Based on the closing price of the Alcoa Common Stock on the New York Stock Exchange, Inc. (the "NYSE") on June 29, 1998 of $66 1/16, the value of the fraction of a share of Alcoa Common Stock that would have been received in the Merger had it occurred on such date for each share of Common Stock pursuant to the Exchange Ratio would have been $46.08.

  HOLDERS OF COMMON STOCK ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" STARTING ON PAGE 13.

                                --------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
    AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION,  NOR HAS
      THE  SECURITIES AND  EXCHANGE COMMISSION OR  ANY STATE  SECURITIES
         COMMISSION PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF THIS
           PROXY  STATEMENT/PROSPECTUS. ANY  REPRESENTATION TO  THE
             CONTRARY IS A CRIMINAL OFFENSE.

                                --------------

  This Proxy Statement/Prospectus, the Notice of Special Meeting of Stockholders and the accompanying form of proxy are first being mailed to stockholders of Alumax on or about June 30, 1998.

         The date of this Proxy Statement/Prospectus is June 30, 1998.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
QUESTIONS AND ANSWERS ABOUT THE MERGER.....................................   1
WHO CAN HELP ANSWER YOUR QUESTIONS.........................................   3
AVAILABLE INFORMATION......................................................   4
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   5
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..................   6
SUMMARY....................................................................   7
  The Companies............................................................   7
  Reasons for the Merger...................................................   7
  The Special Meeting......................................................   8
  Recommendation to Stockholders...........................................   9
  The Merger...............................................................   9
  Risk Factors.............................................................  12
  Forward-Looking Statements May Prove Inaccurate..........................  12
  Alcoa Annual Meeting of Shareholders.....................................  12
RISK FACTORS...............................................................  13
  Fluctuations in the Market Price of the Alcoa Common Stock...............  13
  Certain Litigation.......................................................  13
  Integration of the Operations of the Two Companies.......................  13
  Commodity Price Risks....................................................  13
  Environmental Contingencies..............................................  14
MARKET PRICE AND DIVIDEND INFORMATION......................................  16
  Recent Closing Prices....................................................  16
  Number of Stockholders...................................................  16
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA...........................  17
  Selected Historical Consolidated Financial Data of Alcoa.................  17
  Selected Historical Consolidated Financial Data of Alumax................  18
  Selected Pro Forma Condensed Consolidated Financial Data.................  19
COMPARATIVE PER SHARE DATA.................................................  21
THE SPECIAL MEETING........................................................  22
  Date, Time and Place.....................................................  22
  Purpose of the Special Meeting...........................................  22
  Proxies..................................................................  22
  Revocation of Proxies....................................................  22
  Record Date; Votes Required..............................................  22
  Quorum...................................................................  23
  Expenses of Solicitation.................................................  23
  Miscellaneous............................................................  23
THE MERGER.................................................................  24
  Background of the Merger.................................................  24
  Reasons for the Merger; Recommendation of the Alumax Board...............  31
  Opinion of BT Wolfensohn, Financial Advisor to Alumax....................  33
  Material U.S. Federal Income Tax Consequences of the Merger..............  40
  Antitrust Filings........................................................  43
  Certain Litigation.......................................................  44
  Resale of Alcoa Common Stock.............................................  45
  Management and Operations of Alumax Following the Merger.................  45
  Interests of Certain Persons in the Merger...............................  46
  Accounting Treatment.....................................................  48
  Appraisal Rights.........................................................  48
  Public Trading Markets...................................................  49

THE MERGER AGREEMENT....................................................     50
  The Offer.............................................................     50
  General; Merger Consideration.........................................     50
  Closing; Effective Time...............................................     50
  Cancellation of Shares................................................     50
  Exchange of Certificates..............................................     51
  Transfers.............................................................     51
  Termination of Exchange Fund; No Liability............................     51
  Lost, Stolen or Destroyed Certificates................................     52
  Dividends; Distributions..............................................     52
  No Fractional Shares..................................................     52
  Adjustments to Prevent Dilution.......................................     52
  Conditions to Consummation of the Merger..............................     52
  Solicitation by Alumax................................................     53
  Conduct of Alumax's Business Pending the Merger.......................     54
  Employee Benefits.....................................................     55
  Treatment of Stock Options............................................     55
  Tax Treatment.........................................................     56
  Certain Other Covenants and Agreements................................     56
  Representations and Warranties........................................     58
  Termination...........................................................     58
  Expenses..............................................................     59
  Amendment.............................................................     59
OWNERSHIP OF COMMON STOCK...............................................     60
  Principal Stockholders................................................     60
  Ownership by Alumax Management........................................     61
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.........     62
  Unaudited Pro Forma Condensed Consolidated Balance Sheet..............     63
  Unaudited Pro Forma Condensed Consolidated Statements of Income.......     64
  Notes to Unaudited Pro Forma Condensed Consolidated Financial
    Statements..........................................................     66
INFORMATION REGARDING ALCOA.............................................     68
INFORMATION REGARDING ALUMAX............................................     68
CERTAIN TRANSACTIONS....................................................     68
PROPOSALS FOR ALUMAX'S 1998 ANNUAL MEETING..............................     68
DESCRIPTION OF ALCOA CAPITAL STOCK......................................     69
  General...............................................................     69
  Alcoa Common Stock....................................................     69
  Alcoa Preferred Stock.................................................     70
COMPARATIVE RIGHTS OF HOLDERS OF COMMON STOCK...........................     73
  Fiduciary Duties of Directors.........................................     73
  Limitation of Director Liability......................................     75
  Indemnification of Directors and Officers.............................     75
  Anti-Takeover Laws....................................................     76
  Amendments to Charter.................................................     77
  Mergers and Other Fundamental Transactions............................     77
  Issuance of Additional Shares of Capital Stock........................     78
  Dividends.............................................................     78
  Stock Repurchases.....................................................     78
  Election of Directors.................................................     78
  Appraisal or Dissenters' Rights.......................................     79
  Amendments to Bylaws..................................................     79
  Action by Written Consent.............................................     79
  Special Meeting of Stockholders.......................................     79
  Annual Meeting of Stockholders........................................     79
  Rights of Inspection..................................................     80
  Case Law and Court Systems............................................     80

LEGAL MATTERS...............................................................  80
EXPERTS.....................................................................  80
APPENDIX IAGREEMENT AND PLAN OF MERGER
APPENDIX IIBT WOLFENSOHN OPINION
APPENDIX IIISECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

  This summary highlights certain information from this document, is qualified by reference thereto and may not contain all of the information that is important to you. To understand the Merger more fully and for a more complete description of the legal terms of the Merger, you should read carefully this entire document, the documents referred to in the "Incorporation of Certain Documents by Reference" section on page 5 of this document and the Appendices hereto. This summary does not contain a complete statement of all material information relating to the Merger Agreement, the Merger, the Offer or the other matters discussed in this document.

Q:WHY IS ALUMAX PROPOSING TO MERGE WITH ALCOA?

A: In approving the Merger Agreement and the transactions contemplated thereby and recommending that the stockholders of Alumax adopt the Merger Agreement, the Board of Directors of Alumax considered a number of factors, including:

  . The historical and projected financial condition, results of operations, competitive position, business and prospects of Alumax and current economic, market and industry conditions, including the impact of fluctuations in the market price for aluminum on Alumax's financial condition and operating results.

  . The historical market prices of and recent trading activity in the Common Stock and the Alcoa Common Stock, the premium represented by the $50.00 per share in cash to be paid in the Offer over the historical trading prices of the Common Stock, and the Exchange Ratio, as compared to the historical trading ratios of the Common Stock and the Alcoa Common Stock.

  . The fact that synergies are likely to arise as a result of the integration of Alumax's business with that of Alcoa (although the Alumax Board did not attempt to quantify such synergies), and the fact that Alumax's stockholders who receive Alcoa Common Stock in the Merger, and its employees, customers and suppliers, will be able to benefit from such synergies.

  . The opinion of Alumax's financial advisor, BT Wolfensohn, as to the fairness, from a financial point of view, of the consideration to be received by Alumax stockholders.

  . The fact that the Merger Agreement does not limit the Alumax Board's ability to solicit other offers to acquire the company, permits the Alumax Board to enter into discussions with third parties that make bona fide proposals or offers to acquire Alumax or engage in any other business combination or similar transaction involving Alumax and, if the Alumax Board determines that such a proposal or offer is superior to Alcoa's proposal and that its fiduciary duties require it to do so, to enter into such a superior transaction and terminate the Merger Agreement without payment of a termination fee.

  . The fact that the Merger is structured to be tax free to the holders of the Common Stock to the extent they receive Alcoa Common Stock in the Merger, and that Alumax's obligation to consummate the Merger is conditioned upon receipt by Alumax of an opinion of counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

  .  The likelihood that the Merger would be consummated.

  For a more detailed discussion of the reasons for the Merger, see "The Merger--Reasons for the Merger; Recommendation of the Alumax Board" on page 31.

Q:WHAT DO I NEED TO DO NOW?

A: After you have carefully read this Proxy Statement/Prospectus, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed white prepaid return envelope marked "Proxy" as soon as possible, so that your shares of Common Stock may be represented at the Special Meeting. The Special Meeting will take place at the offices of Alumax, 3424 Peachtree Road, N.E., Suite 2100, Atlanta, Georgia, on Friday, July 31, 1998, at 10:00 a.m., Atlanta time. The Alumax Board recommends voting IN FAVOR OF approving and adopting the Merger Agreement.

Q:IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which, for purposes of voting on the Merger Agreement, will have the same effect as voting against the Merger Agreement.

Q:CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to the address set forth on the enclosed white return envelope marked "Proxy." Third, you can attend the Special Meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:WHAT WILL HOLDERS OF COMMON STOCK RECEIVE IN THE MERGER?

A: You will receive 0.6975 (the "Exchange Ratio") of a share of Alcoa Common
   Stock for each share of Common Stock you hold. You will receive your shares of Alcoa Common Stock in uncertificated book-entry form through Alcoa's Direct Registration System, unless you elect to receive a certificate representing such shares. Under the Direct Registration System, First Chicago Trust Company of New York (the "Transfer Agent") will establish a book-entry account for each Alumax stockholder who is entitled to receive shares of Alcoa Common Stock in the Merger. Instead of certificates representing shares of Alcoa Common Stock, stockholders of Alumax who are entitled to receive shares of Alcoa Common Stock will receive account statements reflecting their respective holdings of Alcoa Common Stock. Book-entry shares will be held with the Transfer Agent, who will serve as the record keeper for all holders of Alcoa Common Stock. However, if you want to receive a physical certificate evidencing your shares of Alcoa Common Stock, you will be able to obtain such a certificate at no charge by contacting the Transfer Agent.

Q:WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: Alumax, Alcoa and AMX intend to complete the Merger as quickly as possible after Alumax has obtained the approval of the holders of Common Stock at the Special Meeting.

Q:WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: In general, for U.S. federal income tax purposes: (i) a stockholder of Alumax who has exchanged all of such stockholder's Common Stock solely for cash in the Offer will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder's adjusted tax basis in the shares surrendered, (ii) a stockholder of Alumax who has not exchanged any shares pursuant to the Offer and who receives solely Alcoa Common Stock in exchange for shares in the Merger will not recognize any gain or loss, and (iii) a stockholder of Alumax who receives a combination of cash and Alcoa Common Stock in the Offer and the Merger will not recognize loss but will recognize gain, if any, on the shares so exchanged to the extent of any cash received. In general, such gain will be capital gain if the shares of Common Stock are held as "capital assets." To review the tax consequences to stockholders in greater detail, see pages 40 through 43. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO THEM OF THE MERGER.

Q:ARE THERE ANY RISKS ASSOCIATED WITH THE MERGER?

A: The Merger does involve certain risks, including certain risks relating to an investment in the Alcoa Common Stock. For a discussion of certain risk factors that should be considered in evaluating the Merger, see "Risk Factors" starting on page 13.

Q:WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A: We do not expect to ask you to vote on any matter other than the Merger
   Agreement at the Special Meeting.

                      WHO CAN HELP ANSWER YOUR QUESTIONS

       IF YOU HAVE MORE QUESTIONS ABOUT THE MERGER, YOU SHOULD CONTACT:

                                  ALUMAX INC.
                     3424 PEACHTREE ROAD, N.E., SUITE 2100
                            ATLANTA, GEORGIA 30326
                        ATTENTION: CORPORATE SECRETARY
                         PHONE NUMBER: (404) 846-4600

                                      OR

                          ALUMINUM COMPANY OF AMERICA
                               425 SIXTH AVENUE
                        PITTSBURGH, PENNSYLVANIA 15219
                        ATTENTION: CORPORATE SECRETARY
                         PHONE NUMBER: (412) 553-4944

  IF YOU WOULD LIKE ADDITIONAL COPIES OF THE PROXY STATEMENT/PROSPECTUS, YOU
                                SHOULD CONTACT:

                              MORROW & CO., INC.
                         (212) 754-8000 (CALL COLLECT)
                                      OR
                       CALL TOLL-FREE: 1 (800) 566-9061

  NO PERSON HAS BEEN AUTHORIZED BY ALCOA OR ALUMAX TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER ALCOA OR ALUMAX. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF ALCOA COMMON STOCK TO WHICH IT RELATES OR AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY OR CREATE ANY IMPLICATION THAT THERE HAVE NOT BEEN ANY CHANGES IN THE AFFAIRS OF ALCOA OR ALUMAX OR IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  Alcoa and Alumax are each subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by each of Alcoa and Alumax may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. This Web site can be accessed at http://www.sec.gov. In addition, material filed by each of Alcoa and Alumax can be inspected at the offices of the NYSE, at 20 Broad Street, New York, New York 10005.

  This Proxy Statement/Prospectus constitutes a part of a registration statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") filed by Alcoa under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering of Alcoa Common Stock in connection with the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Reference is made to the Registration Statement for further information with respect to Alcoa, the Alcoa Common Stock, Alumax and the Merger. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement.

  As used in this Proxy Statement/Prospectus, the term "Alumax" means Alumax Inc., and the term "Alcoa" means Aluminum Company of America. All information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Alumax was provided by the management of Alumax. All information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Alcoa was provided by the management of Alcoa.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by Alcoa under File No. 1-3610 and by Alumax under File No. 1-12374 pursuant to the Exchange Act are incorporated herein by reference:

    (a) (1) Alcoa's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed on March 11, 1998, as amended by Amendment No. 1 on Form 10-K/A filed on June 26, 1998;

  (2) Alcoa's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 filed on April 29, 1998; and

  (3) Alcoa's Current Report on Form 8-K filed on June 10, 1998.

    (b) (1) Alumax's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed on February 9, 1998, as amended by Amendments No. 1, 2, 3 and 4 on Form 10-K/A filed on March 31, 1998, April 22, 1998, June 26, 1998 and June 30, 1998, respectively;

  (2) Alumax's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 filed on May 15, 1998;

  (3) Alumax's Current Reports on Form 8-K filed on March 10, 1998 and Form 8-K/A filed on March 16, 1998;

  (4) Alumax's Current Report on Form 8-K filed on March 13, 1998;

  (5) Alumax's Current Report on Form 8-K filed on June 26, 1998; and

  (6) the description of the Common Stock as contained in Item 1 of Alumax's Registration Statement on Form 8-A filed on September 24, 1993.

  All documents filed by Alcoa and Alumax with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of any securities offered hereby shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. See "Available Information." Any statement contained herein, or in a document incorporated or deemed to be incorporated herein by reference, shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) WILL BE PROVIDED BY FIRST CLASS MAIL WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, INCLUDING ANY BENEFICIAL OWNER OF COMMON STOCK, UPON WRITTEN OR ORAL REQUEST BY SUCH PERSON AS FOLLOWS: WITH RESPECT TO ALCOA, TO ALUMINUM COMPANY OF AMERICA, 425 SIXTH AVENUE, PITTSBURGH, PENNSYLVANIA 15219, ATTENTION: CORPORATE SECRETARY, PHONE NUMBER: (412) 553-4944; AND WITH RESPECT TO ALUMAX, TO ALUMAX INC., 3424 PEACHTREE ROAD, N.E., SUITE 2100, ATLANTA, GEORGIA 30326, ATTENTION: CORPORATE SECRETARY'S DEPARTMENT, PHONE NUMBER: (404) 846-4600.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  The following are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

    (i) certain statements, including possible or assumed future results of operations of Alcoa and Alumax contained in "The Merger--Background of the Merger," "The Merger--Reasons for the Merger; Recommendation of the Alumax Board," "The Merger--Opinion of BT Wolfensohn, Financial Advisor to Alumax," including any forecasts, projections and descriptions of anticipated cost savings or other synergies referred to therein, and certain statements incorporated by reference from documents filed with the Commission, including any statements contained herein or therein regarding possible, expected or assumed future results of operations of Alcoa's and Alumax's businesses, the markets for Alcoa's and Alumax's services and products, anticipated capital expenditures, regulatory developments, competition or the effect of the Merger;

    (ii) any statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends" or similar expressions contained in the sections of this Proxy Statement/Prospectus cited above or incorporated herein; and

    (iii) other statements contained or incorporated by reference herein regarding matters that are not historical facts.

  Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Alumax's stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date hereof or, in the case of documents incorporated by reference, the date of such document. Neither Alcoa nor Alumax undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    SUMMARY

  This summary highlights certain information from this document, is qualified by reference thereto and may not contain all of the information that is important to you. To understand the Merger more fully and for a more complete description of the legal terms of the Merger, you should read carefully this entire document, the documents referred to in the "Incorporation of Certain Documents by Reference" section on page 5 of this document and the Appendices hereto. The summary does not contain a complete statement of all material information relating to the Merger Agreement, the Merger, the Offer or the other matters discussed in this document.

THE COMPANIES

Aluminum Company of America
425 Sixth Avenue
Pittsburgh, Pennsylvania 15219
Phone Number: (412) 553-4545

  Alcoa is the world's leading producer of aluminum and alumina and a major participant in all segments of the industry: mining, refining, smelting, fabricating and recycling. Alcoa serves customers worldwide in the packaging, automotive, aerospace, construction and other markets with a great variety of fabricated and finished products. Its operations consist of the three segments described below.

  The alumina and chemicals segment includes the production and sale of bauxite, alumina, alumina chemicals and related transportation services. The aluminum processing segment comprises the production and sale of molten metal, ingot and aluminum products that are flat-rolled, engineered or finished. Also included are power, transportation and other services. The non-aluminum products segment includes the production and sale of electrical, plastic and composite materials products, manufacturing equipment, gold, magnesium products and steel and titanium forgings.

  Alcoa is organized into 21 independently-managed business units and has over 180 operating locations in 28 countries, serving a broad range of markets in developing and industrialized economies.

Alumax Inc.
3424 Peachtree Road, N.E., Suite 2100
Atlanta, Georgia 30326
Phone Number: (404) 846-4600

  Alumax is the third largest aluminum company in the United States and the fourth largest in North America, based on sales, and operates over 70 plants and other manufacturing and distribution facilities in 22 states, Canada, Western Europe, Mexico, Australia, the People's Republic of China and Poland.

  Alumax is an integrated producer of aluminum products, operating in a single segment: aluminum processing. Using alumina purchased primarily from an affiliate of Alcoa, Alumax produces primary aluminum employing an electrolytic process at five reduction plants in the United States and Canada. Primary products are sold externally or further processed by Alumax into a broad range of semi-fabricated and fabricated products. Alumax's products are sold to a wide variety of markets, including transportation, distributors, building and construction, consumer durables, and packaging.

REASONS FOR THE MERGER

  The Alumax Board determined to recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby based on a number of factors described herein, including, among other things, the historical and projected financial condition, results of operations, competitive position, business and prospects of Alumax and current economic, market and industry conditions; the historical market prices of and recent trading activity in the Common Stock and the Alcoa Common Stock, the premium represented by the $50.00 per share in cash to be paid in the Offer over the historical trading prices of the Common Stock and the Exchange Ratio, as compared with the historical trading ratios of the Common Stock and the Alcoa Common Stock; the fact that synergies are likely to arise as a result of the integration of Alumax's business with that of Alcoa (although the Alumax Board did not attempt to quantify such synergies), which Alumax stockholders would benefit from, to the extent that they receive Alcoa Common Stock in the Merger; the written opinion of BT Wolfensohn, the Company's financial advisor, to the effect that, as of the date of such opinion and based upon and subject to certain matters set forth therein, the consideration to be received pursuant to the Merger Agreement by holders of the Common Stock in the Offer and the Merger, taken together, was fair from a financial point of view to such holders; the fact that the Merger Agreement permits the Alumax Board to enter into discussions with third parties that make bona fide proposals or offers to acquire Alumax or engage in any other business combination or similar transaction involving Alumax and, if the Alumax Board determines that such a proposal is superior to Alcoa's proposal and that its fiduciary duties require it to do so, to enter into such a superior transaction and terminate the Merger Agreement without payment of a termination fee; the fact that the Merger is structured to be tax free to the holders of the Common Stock to the extent they receive Alcoa Common Stock in the Merger; and the likelihood that the Merger would be consummated. See "The Merger--Reasons for the Merger; Recommendation of the Alumax Board."

THE SPECIAL MEETING

  When and where the meeting will be held. The Special Meeting will be held at the offices of Alumax, 3424 Peachtree Road, N.E., Suite 2100, Atlanta, Georgia, on Friday, July 31, 1998, at 10:00 a.m., Atlanta time.

  Purpose of the Special Meeting. At the Special Meeting, holders of Common Stock will be asked to approve and adopt the Merger Agreement and the consummation of the Merger.

  Record Date; Voting power. Holders of Common Stock who owned shares as of the close of business on June 29, 1998 (the "Record Date") are entitled to vote at the Special Meeting.

  On the Record Date, there were approximately 53,928,657 shares of Common Stock allowed to vote at the Special Meeting. Holders of Common Stock will have one vote at the Special Meeting for each share of Common Stock held of record on the Record Date.

  Votes required. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock as of the Record Date is required to approve and adopt the Merger Agreement and the consummation of the Merger. As of the Record Date, Alcoa beneficially owned 27,540,000 shares, or approximately 51% of the shares of Common Stock that were issued and outstanding as of such date.

  As of the Record Date, there were approximately 6,781 holders of record of Common Stock as shown on the records of Alumax's transfer agent for the Common Stock. Based on the 53,928,657 shares of Common Stock outstanding and entitled to vote on the Record Date, a total of 26,964,329 shares of Common Stock are required to be voted in favor of the Merger Agreement in order for the Merger to be approved and consummated. AMX and Alcoa, as a result of the purchase by AMX of shares of Common Stock pursuant to the Offer, have sufficient voting power to adopt the Merger Agreement without the vote of any other stockholder.

  Quorum; Abstentions. The required quorum for the Special Meeting is a majority of the shares of Common Stock issued and outstanding as of the Record Date. Abstentions will be included in determining the number of shares present and voting at the Special Meeting for the purpose of determining the presence of a quorum. Abstentions will have the same effect as votes against the Merger Agreement and the consummation of the Merger. THE ACTIONS PROPOSED IN THIS PROXY STATEMENT/PROSPECTUS ARE NOT MATTERS THAT CAN BE VOTED ON BY BROKERS HOLDING SHARES FOR BENEFICIAL OWNERS WITHOUT THE OWNERS' SPECIFIC INSTRUCTIONS. ACCORDINGLY, ALL BENEFICIAL OWNERS OF COMMON STOCK ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE THEIR VOTES.

RECOMMENDATION TO STOCKHOLDERS

  The Alumax Board believes that the Merger is fair to, and in the best interests of, Alumax and its stockholders, and recommends that holders of Common Stock vote FOR approval and adoption of the Merger Agreement.

  Other interests of officers and directors in the Merger. In considering the recommendation of the Alumax Board with regard to the Merger, stockholders should be aware that certain members of Alumax's management and the Alumax Board have employment agreements and termination of employment and change in control arrangements that provide them with interests in the Merger that are different from, in addition to, or that may conflict with, the interests of stockholders of Alumax generally. See "The Merger--Interests of Certain Persons in the Merger."

  Opinion of Alumax's financial advisor. In deciding to approve the Merger, the Alumax Board considered an opinion from its financial advisor, BT Wolfensohn, to the effect that the consideration to be received by holders of Common Stock pursuant to the Offer and the Merger, taken as a whole, was fair to such holders as of the date of such opinion. This opinion is attached as Appendix II to this Proxy Statement/Prospectus. Stockholders are encouraged to read this opinion in its entirety. See "The Merger--Opinion of BT Wolfensohn, Financial Advisor to Alumax."

THE MERGER

  THE MERGER AGREEMENT IS ATTACHED AS APPENDIX I TO THIS DOCUMENT. THE ALUMAX BOARD ENCOURAGES YOU TO READ THE MERGER AGREEMENT IN ITS ENTIRETY. IT IS THE LEGAL DOCUMENT GOVERNING THE MERGER.

  What Alumax's stockholders will receive in the Merger. Pursuant to the Merger Agreement, holders of Common Stock will receive 0.6975 (the "Exchange Ratio") of a share of Alcoa Common Stock for each share of Common Stock held at the effective time of the Merger (the "Effective Time"). Stockholders of Alumax who receive shares of Alcoa Common Stock in the Merger will receive such shares of Alcoa Common Stock in uncertificated book-entry form through Alcoa's Direct Registration System, unless a stockholder elects to receive a certificate representing such shares. Under the Direct Registration System, the Transfer Agent will establish a book-entry account for each Alumax stockholder who is entitled to receive shares of Alcoa Common Stock in the Merger. Instead of certificates representing shares of Alcoa Common Stock, stockholders of Alumax who are entitled to receive shares of Alcoa Common Stock will receive account statements reflecting their respective holdings of Alcoa Common Stock. Book-entry shares will be held with the Transfer Agent, who will serve as the record keeper for all holders of Alcoa Common Stock. However, any stockholder who wants to receive a physical certificate evidencing his or her shares of Alcoa Common Stock will be able to obtain such a certificate at no charge by contacting the Transfer Agent.

  Conditions to the Merger. The completion of the Merger depends upon a number of conditions being met, including the following:

  . the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock;

  . no statute, rule, regulation, executive order, decree, ruling or injunction having been enacted or entered which prohibits the consummation of the Merger substantially on the terms contemplated in the Merger Agreement or has the effect of making the acquisition of shares of Common Stock by Alcoa, AMX or any of their affiliates illegal;

  . the shares of Alcoa Common Stock to be issued to holders of Common Stock having been authorized for listing on the NYSE, subject to official notice of issuance; and

  . the receipt of opinions from the respective tax counsel for Alcoa and Alumax regarding certain federal U.S. income tax consequences of the Merger.

  Certain of the conditions to the Merger may be waived by the party entitled to assert the condition, and any waiver of such a condition by Alumax would not require additional stockholder approval. However, Alumax does not anticipate that it will waive any condition to the Merger.

  Termination of the Merger Agreement. Alcoa, AMX and Alumax can mutually agree to terminate the Merger Agreement without completing the Merger at any time prior to the Effective Time, and either of Alcoa or Alumax can terminate the Merger Agreement if any of the following occurs:

  . a statute, rule, regulation or executive order is enacted, entered or promulgated, or an order, decree, ruling or injunction is entered that permanently enjoins, restrains or otherwise prohibits the Merger from being consummated on substantially the terms contemplated by the Merger Agreement; or

  . Alumax's stockholders vote against approval and adoption of the Merger Agreement in the Special Meeting.

  The Merger Agreement may also be terminated by Alumax if it receives a superior proposal for an acquisition or other business combination involving Alumax, and the Alumax Board, based on advice of outside legal counsel, determines that its fiduciary duties require it to do so.

  Antitrust Filings. The HSR Act prohibits the companies from completing the Offer and the Merger until after the companies have furnished certain information and materials to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and the required waiting periods have ended. Both Alcoa and Alumax filed Hart-Scott-Rodino Notification and Report Forms on March 16, 1998. On March 31, the Department of Justice (the "DOJ") issued a request for additional information and documentary material (the "Second Request") to Alcoa and a civil investigative demand (the "CID") to Alumax. The Second Request and CID sought similar information and documents regarding the two companies' operations and business plans.

  On May 22, 1998, Alcoa made its final submission of materials responsive to the Second Request and certified that it was in substantial compliance with the Second Request. At the same time, Alcoa agreed with the DOJ that it would not close the Offer or the Merger prior to June 15, 1998, in order for the DOJ to complete its review of the transaction. Alumax subsequently sent the DOJ its final submission of materials responsive to the CID.

  On June 15, 1998, the DOJ, through its Antitrust Division, commenced a law suit in the District Court alleging that the Offer and Merger gave rise to competitive concerns in the production and sale of cast plate. The complaint alleges that Alcoa and Alumax are the two largest producers of aluminum cast plate in the world, and are each other's most significant competitor. It alleges further that, after the Merger, Alcoa would own almost 90% of the cast plate manufacturing business in the world, and that this result would violate
Section 7 of the Clayton Act, 15 U.S.C. (S) 18.

  The parties and the DOJ have agreed that Alcoa will divest its cast plate business (consisting of its Vernon, California cast plate facility and certain tangible and intangible assets relating thereto) pursuant to a mutually-agreed court order. To effectuate that agreement, on June 15, 1998, simultaneously with the filing of the complaint, the DOJ filed with the United States District Court for the District of Columbia (the "District Court") a proposed final judgment, a proposed Hold Separate Stipulation and Order and related papers (the "Consent Decree"). If approved and promulgated by the District Court as expected, the Consent Decree will require Alcoa to: (1) divest its cast plate business within 180 days of the date of the filing or within five days of the notice of entry of final judgment by the court, whichever is later; and (2) in the meantime operate its cast plate business separate and apart from the other operations of Alcoa. The case filed by the United States bears docket no. 1:98CV01497, and the full text of the Consent Decree is on file with the District Court (as is the Competitive Impact Statement the DOJ prepared on the proposed settlement). After the Merger is completed, both the DOJ and the FTC will continue to have the authority to challenge the Merger on antitrust grounds.

  On April 25, 1998, Alcoa notified the transaction to the European Commission (the "European Commission") as required by Council Regulation No. 4064/89, as amended (the "Merger Regulation"). On May 6, 1998, the European Commission published a notice in the Official Journal, inviting interested third parties to submit their observations on the proposed transaction before May 17, 1998, a required step in any merger notification in the European Union. On May 28, 1998, the European Commission cleared the transaction without proceeding to an in-depth four-month review.

  Alcoa and Alumax have also made filings under the competition laws of Canada, Mexico and Poland.

  See "The Merger--Antitrust Filings."

  Accounting Treatment. The Merger will be accounted for under the "purchase" method of accounting, whereby the purchase price paid by Alcoa will be allocated to the assets acquired and liabilities assumed based on their respective fair values. The excess of such purchase price over the amounts so allocated will be treated as goodwill.

  U.S. Federal Income Tax Consequences. No ruling has been or will be sought from the Internal Revenue Service (the "IRS") on the U.S. federal income tax consequences of the Offer and the Merger. Consummation of the Merger is conditioned upon (i) Alumax's receipt of an opinion from its counsel, Sullivan & Cromwell, reaffirming, as of the Closing Date, the opinion of Sullivan & Cromwell described in this Proxy Statement/ Prospectus under the heading "The Merger--Material U.S. Federal Income Tax Consequences of the Merger" to the effect that the Offer and the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) Alcoa's receipt of an opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, reaffirming, as of the Closing Date, the opinion of Skadden Arps, Slate, Meagher & Flom LLP described in this Proxy Statement/Prospectus under the heading "The Merger--Material U.S. Federal Income Tax Consequences of the Merger" to the effect that the Offer and the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Accordingly, subject to the assumptions and qualifications set forth under the heading "The Merger--Material U.S. Federal Income Tax Consequences of the Merger," in the opinions of Sullivan & Cromwell, counsel to Alumax, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alcoa, (i) a stockholder of Alumax who has exchanged all of such stockholder's Common Stock solely for cash in the Offer will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder's adjusted tax basis in the shares surrendered, (ii) a stockholder of Alumax who has not exchanged any shares pursuant to the Offer and who receives solely Alcoa Common Stock in exchange for shares in the Merger will not recognize any gain or loss, and (iii) a stockholder of Alumax who receives a combination of cash and Alcoa Common Stock in the Offer and the Merger will not recognize loss but will recognize gain, if any, on the shares so exchanged to the extent of any cash received. See "The Merger--Material U.S. Federal Income Tax Consequences of the Merger." TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS WILL DEPEND ON THEIR INDIVIDUAL CIRCUMSTANCES. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO THEM OF THE MERGER.

  Listing of Alcoa Common Stock. The companies expect the shares of Alcoa Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

RISK FACTORS

  In considering whether to approve and adopt the Merger Agreement and the consummation of the Merger, holders of Common Stock should carefully review and consider the following: the fact that the value of the Merger Consideration at the Effective Time will be subject to fluctuations in the market price of Alcoa Common Stock; risks relating to certain shareholder litigation that has been instituted against Alumax and Alcoa; risks relating to the integration of the operations of the two companies; and risks relating to commodity prices. See "Risk Factors."

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

  ALCOA AND ALUMAX HAVE MADE FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT (AND IN DOCUMENTS THAT ARE INCORPORATED HEREIN BY REFERENCE) THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE INFORMATION CONCERNING POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OF ALCOA OR ALUMAX. WHEN WORDS SUCH AS "BELIEVES," "EXPECTS," "ANTICIPATES" OR SIMILAR EXPRESSIONS ARE USED, THEY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. STOCKHOLDERS SHOULD NOTE THAT MANY FACTORS, SOME OF WHICH ARE DISCUSSED ELSEWHERE IN THIS DOCUMENT AND IN THE DOCUMENTS INCORPORATED IN THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE, COULD AFFECT THE FUTURE FINANCIAL AND BUSINESS RESULTS OF ALCOA AND ALUMAX AND COULD CAUSE THOSE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT.

ALCOA ANNUAL MEETING OF SHAREHOLDERS

  At the annual meeting of Alcoa shareholders held on May 8, 1998, Hugh M. Morgan, Henry B. Schacht and Franklin A. Thomas were elected to serve for three-year terms as directors of Alcoa, each receiving more than 99% of the votes cast. The proposal to amend Alcoa's Articles to increase the authorized Alcoa Common Stock from 300,000,000 to 600,000,000 shares was approved, with 123,048,366 shares (85%) voted for approval and 21,638,718 shares (15%) voted against the proposal. The proposal to amend Alcoa's Long Term Stock Incentive Plan was approved, with 110,926,065 shares (82.5%) voted for approval and 23,410,374 shares (13.5%) voted against the proposal. The proposal of a shareholder on the topic of charitable contributions was not approved, with 2,401,623 shares (2%) voted for approval and 127,769,063 shares (98%) voted against the proposal.

                                 RISK FACTORS

  Holders of Common Stock should consider carefully all of the information contained in this Proxy Statement/Prospectus in evaluating the Merger as well as an investment in the Alcoa Common Stock, including the following factors:

FLUCTUATIONS IN THE MARKET PRICE OF THE ALCOA COMMON STOCK

  Because the market price of the shares of Alcoa Common Stock will fluctuate and the Exchange Ratio will not be adjusted as a result of any such price fluctuation, the value at the Effective Time of the fraction of a share of Alcoa Common Stock to be received in the Merger may be greater or less than the $50.00 per share in cash paid pursuant to the Offer. Accordingly, the Merger Consideration may be greater or less than the $50.00 per share received by holders of shares of Common Stock purchased pursuant to the Offer. Based on the closing price of the Alcoa Common Stock on the NYSE on June 29, 1998 of $66 1/16, the value of the fraction of a share of Alcoa Common Stock which would have been received for each share of Common Stock in the Merger had it occurred on that date would have been $46.08. On March 8, 1998, the date of the Merger Agreement, the London Metals Exchange ("LME") cash price of aluminum was $.65 per pound, but has decreased to $.58 per pound on June 29, 1998. A continuation of this trend could have an adverse effect on the results of operations and the financial condition of Alcoa, which could adversely affect the price of Alcoa Common Stock. Stockholders are urged to obtain current market quotations and consider the impact of the fluctuations in the market price of the Alcoa Common Stock in considering the value of the Merger Consideration to be received pursuant to the Merger. See "Market Price and Dividend Information."

CERTAIN LITIGATION

  Following the March 9, 1998 announcement of the proposed acquisition of Alumax by Alcoa and AMX, five putative class actions on behalf of stockholders of Alumax were filed in the Delaware Court of Chancery against Alumax and certain of Alumax's directors, four of which actions also name Alcoa as a defendant. The plaintiffs in those actions allege, among other things, that the director defendants agreed to a buyout of Alumax at an inadequate price, that they failed to provide Alumax's stockholders with all necessary information about the value of Alumax, that they failed to make an informed decision as no market check of Alumax's value was obtained and that the acquisition is structured to ensure that stockholders will tender their shares and is coercive. In addition, the plaintiffs allege that the Schedules 14D-1 and 14D-9 (as such terms are hereinafter defined) filed by Alcoa and AMX and Alumax, respectively, failed to disclose certain information necessary for Alumax's stockholders to make an informed decision regarding the Offer and the other transactions contemplated by the Merger Agreement. Plaintiffs seek to enjoin the acquisition or to rescind it in the event that it is consummated and to cause Alumax to implement a "full and fair" auction for Alumax. Plaintiffs seek compensatory damages in an unspecified amount, costs and disbursements, including attorneys' fees, and such other relief as the Delaware Court of Chancery deems appropriate. See "The Merger--Certain Litigation."

INTEGRATION OF THE OPERATIONS OF THE TWO COMPANIES

  The Merger involves the integration of two companies that have previously operated independently of each other. No assurance can be given that following the Merger Alcoa will be able to integrate the operations of Alcoa and Alumax without encountering difficulties. Further, no assurance can be given that any synergies that are expected to result from such integration will in fact be realized by the combined company following the Merger.

COMMODITY PRICE RISKS

  Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. Aluminum ingot is an internationally-produced, priced and traded commodity. The principal trading market for aluminum ingot is the LME. Alcoa participates in this market by buying and selling future portions of its aluminum requirements and output.

  The aluminum industry is highly cyclical in nature, and Alcoa's results of operations and financial condition are influenced by LME-based prices of primary aluminum. This price sensitivity affects a portion of Alcoa's alumina sales and many of its aluminum products, although its more specialized and value-added products are affected to a lesser extent. In the normal course of business, Alcoa enters into long-term contracts with a number of its fabricated products customers. In order to hedge the risk of higher prices for the anticipated metal purchases required to fulfill these long-term customer contracts, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing metal; therefore, it is highly likely that anticipated metal requirements will be met. Although Alcoa has attempted to lessen the effects of fluctuations in primary aluminum prices through such hedging programs, there can be no assurance that such price fluctuations will not have an adverse effect on Alcoa's financial condition and results of operations.

  Alcoa intends to close out hedging positions at the time it purchases metal from third parties, thus creating the right economic match in time and price. The expiration dates of the options and the delivery dates of the futures contracts do not always coincide with the dates on which Alcoa is required to purchase metal to meet its contractual commitments with customers. Accordingly, some of the futures and options positions will be rolled forward. This may result in significant cash inflows if the hedging contracts are "in-the-money" at the time they are rolled forward. Conversely, there could be significant cash outflows if metal prices fall below the contract prices at the time they are being rolled forward. A significant cash outflow could have an adverse effect on Alcoa's financial position and results of operations.

ENVIRONMENTAL CONTINGENCIES

  Both Alumax and Alcoa have ongoing environmental investigations at sites for which they have or are alleged to have partial or full responsibility. It is reasonably possible that results of operations for Alumax could be materially affected by liabilities at the Stringfellow site described below and that results of operations for Alcoa could be materially affected by liabilities at the Massena, New York and Point Comfort, Texas locations described below. With the exception of the Stringfellow site, based upon available information and current reserves, management of Alumax does not believe that it is reasonably possible that results of operations could be materially affected by other existing environmental contingencies. Likewise, with the exception of the Massena and Point Comfort locations, based upon available information and current reserves, management of Alcoa does not believe that it is reasonably possible that results of operations could be materially affected by other existing environmental contingencies.

 Alumax--Stringfellow Site

  Alumax is a potentially responsible party ("PRP") at the Stringfellow disposal site near Glen Avon, California. The site was operated under regulations and oversight of the State of California and County of Riverside from 1956 to 1972 and was used by more than 200 generators during that period. Thereafter, the site was maintained at the direction of or directly by the State.

  In 1983, the United States and the State of California commenced an action under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") in the United States District Court for the Central District of California against Alumax and 30 other PRPs in connection with remediation of the Stringfellow site. In January 1995, the United States District Court entered an order, adopting findings, conclusions and recommendations of a special master who heard evidence regarding allocation of responsibility between the parties. As to CERCLA claims, the order allocates liability as follows: 65 percent to the State, 10 percent to the Stringfellow Quarry Company and 25 percent to all other parties, including Alumax. As to claims asserted against the State under state law theories such as negligence and breach of a mandatory duty, the order allocates 100 percent of the liability to the State.

  On July 16, 1996, the State of California filed a motion for reconsideration of the District Court's liability rulings against the State on the basis of the United States Supreme Court's March 1996 decision in Seminole Tribe of Florida v. Florida. The State contends that the liability rulings against the State must be reversed or the defendants' counterclaims limited to defensive recoupment on the basis of Eleventh Amendment protections. A ruling that the State is immune from the counterclaims under the Eleventh Amendment could materially increase Alumax's share of remediation and oversight costs, as could a ruling that the PRPs recovery against the State must be limited to defensive recoupment, although to a lesser extent.

  On May 13, 1998, an action was filed in the Superior Court of Riverside County, California allegedly on behalf of more than 500 plaintiffs who currently live, or formerly lived, in the Glen Avon, California area, who claim to have suffered personal injuries, both physical and emotional, as well as property damage, as a result of air and water contamination due to the escape of toxic wastes from the Stringfellow disposal site. The complaint, which names Alumax and more than 130 other companies, including Alcoa, as defendants, has not been served on either company and no investigation or discovery regarding the claims asserted has been conducted.

 Alcoa--Massena, New York/Grasse River

  Sediments and fish in the Grasse River adjacent to Alcoa's Massena, New York plant site contain varying levels of polychlorinated biphenyl ("PCB"). Alcoa has been identified by the US Environmental Protection Agency (the "EPA") as potentially responsible for this contamination and, since 1989, has been conducting investigations and studies of the river under order from the EPA issued under CERCLA. By the end of 1998, Alcoa expects to submit the results of its studies and recommendations of feasible remedial alternatives. The costs to complete a remedy are not currently capable of estimation since they will depend on the remedial method chosen. Alcoa is also aware of a potential natural resource damage claim that may be asserted by certain federal, state and tribal natural resource trustees at this location.

 Alcoa--Pt. Comfort/Lavaca Bay

  In 1990, Alcoa began discussions with certain state and federal natural resource trustees concerning alleged releases of mercury from its Point Comfort, Texas, facility to the adjacent Lavaca Bay. In March 1994 the EPA listed the "Alcoa (Point Comfort)/Lavaca Bay Site" on the National Priorities List and, shortly thereafter, Alcoa and the EPA entered into an administrative order on consent under which Alcoa is obligated to conduct certain remedial investigations and feasibility studies. By the end of 1998, Alcoa expects to submit certain studies, including a remedial investigation, a baseline risk assessment and a feasibility study. Alcoa has proposed and recently has received approval from the EPA to fortify an offshore dredge disposal island, including potentially to remove certain mercury contaminated sediments adjacent to Alcoa's plant in and near routinely dredged navigation channels. The probable and estimable costs of these actions are fully reserved. Additional costs to complete a remedy are not capable of estimation due to the inability to determine whether and where additional amounts of material might require removal. Since the order agreed to with the EPA, Alcoa and the natural resource trustees have continued efforts to understand natural resource injury and ascertain appropriate restoration alternatives. That process is expected to be completed within the next 12 to 24 months.

                     MARKET PRICE AND DIVIDEND INFORMATION

  The Alcoa Common Stock and the Common Stock are listed on the NYSE (under the symbols "AA" and "AMX," respectively). The table below sets forth, for the calendar quarters indicated: (1) the high and low closing sales prices per share of (a) the Alcoa Common Stock and (b) the Common Stock, in each case, as reported on the NYSE Composite Tape, and (2) the dividends paid on the Alcoa Common Stock. Alumax has not paid dividends on the Common Stock to date.

                                               ALCOA                ALUMAX
                                           COMMON STOCK          COMMON STOCK
                                     ------------------------- ----------------
                                       HIGH    LOW   DIVIDENDS   HIGH     LOW
                                     -------- ------ --------- -------- -------
1996:
  First Quarter..................... 64 3/8   49 1/8  $0.3325  40       26 5/8
  Second Quarter.................... 66 1/4   57      $0.3325  36 1/2   29 1/8
  Third Quarter..................... 64 1/16  55 1/8  $0.3325  34       29
  Fourth Quarter.................... 64 3/4   55 3/4  $0.3325  34 1/8   30 5/8
1997:
  First Quarter..................... 76 1/4   64 1/4  $0.2250  40 3/8   33 7/8
  Second Quarter.................... 79 1/4   65 1/4  $0.2500  39 1/8   34 1/4
  Third Quarter..................... 89 5/8   75 1/8  $0.2500  45 1/4   37 3/8
  Fourth Quarter.................... 83 15/16 66      $0.2500  42 1/4   30 1/2
1998:
  First Quarter..................... 78 3/16  65 1/8  $0.3750  47 3/4   31 3/16
  Second Quarter (through June 29,
   1998)............................ 79       63 1/8  $0.3750  49 15/16 44 1/4

  Following the Merger, the holders of Alcoa Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of Alcoa from funds legally available therefor.

RECENT CLOSING PRICES

  The following table sets forth the closing prices per share of the Alcoa Common Stock and the Common Stock on the NYSE on (1) March 6, 1998, the last trading day prior to the public announcement of the Merger Agreement on March 9, 1998, (2) March 12, 1998, the last trading day prior to the commencement of the Offer, and (3) June 29, 1998, the last trading day before the printing of this Proxy Statement/Prospectus.

                                                          ALCOA        ALUMAX
                                                       COMMON STOCK COMMON STOCK
                                                       ------------ ------------
March 6, 1998.........................................   71 5/8       36 11/16
March 12, 1998........................................   71 3/8       45 9/16
June 29, 1998.........................................   66 1/16      45 9/16

  BECAUSE THE MARKET PRICE OF ALCOA COMMON STOCK WILL FLUCTUATE AND THE EXCHANGE RATIO WILL NOT BE ADJUSTED AS A RESULT OF ANY SUCH PRICE FLUCTUATION, THE VALUE OF THE MERGER CONSIDERATION AT THE EFFECTIVE TIME MAY BE GREATER OR LESS THAN THE $50.00 PER SHARE IN CASH PAID PURSUANT TO THE OFFER. Based upon the closing price of the Alcoa Common Stock on the NYSE on June 29, 1998, the value of the fraction of a share of Alcoa Common Stock which would have been received in the Merger had it occurred on such date for each share of Common Stock pursuant to the Exchange Ratio would have been $46.08.

  ALUMAX STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ALCOA COMMON STOCK AND THE COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKETS FOR ALCOA COMMON STOCK OR THE COMMON STOCK.

NUMBER OF STOCKHOLDERS

  As of June 29, 1998, there were approximately 6,781 stockholders of record who held shares of Common Stock, as shown on the records of Alumax's transfer agent for the Common Stock.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALCOA

  The selected consolidated financial data of Alcoa as of and for the years ended December 31, 1997 and 1996 and the income statement data for the year ended December 31, 1995 have been derived from the consolidated financial statements of Alcoa which have been audited by Coopers & Lybrand L.L.P., independent accountants, and incorporated by reference into this Proxy Statement/Prospectus. The balance sheet and other financial data as of December 31, 1995 and the selected consolidated financial data of Alcoa as of and for the years ended December 31, 1994 and 1993 have been derived from the audited consolidated financial statements of Alcoa previously filed with the Commission but not incorporated by reference in this Proxy Statement/Prospectus. This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, the notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Alcoa incorporated by reference in this Proxy Statement/Prospectus.

                                       FISCAL YEAR ENDED DECEMBER 31,
                              -------------------------------------------------
                                1997      1996      1995      1994      1993
                              --------- --------- --------- --------- ---------
                               (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Sales and operating reve-
   nues...................... $13,319.2 $13,061.0 $12,499.7 $ 9,904.3 $ 9,055.9
  Net income(a)..............     805.1     514.9     790.5     375.2       4.8
  Basic earnings per common
   share.....................      4.66      2.94      4.43      2.10       .02
  Diluted earnings per common
   share.....................      4.62      2.91      4.39      2.08       .02
  Cash dividends per common
   share.....................      .975      1.33       .90       .80       .80
                                             AS OF DECEMBER 31,
                              -------------------------------------------------
                                1997      1996      1995      1994      1993
                              --------- --------- --------- --------- ---------
                               (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
  Total assets............... $13,070.6 $13,449.9 $13,643.4 $12,353.2 $11,596.9
  Long-term debt.............   1,457.2   1,689.8   1,215.5   1,029.8   1,432.5
  Shareholders' equity.......   4,419.4   4,462.4   4,444.7   3,999.2   3,583.8
OTHER FINANCIAL DATA
  Book value per common
   share.....................     25.93     25.54     24.89     22.07     19.96

--------
(a) Includes a net after-tax gain of $43.9 million in 1997; and net charges of $122.3 million in 1996, $10.1 million in 1995, $50.0 million in 1994 and $74.5 million in 1993. Also included in 1994 is a gain of $300.2 million related to the Alcoa/WMC transaction. For additional detail, see the Notes to the Financial Statements in Alcoa's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed on March 11, 1998, which is incorporated herein by reference.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALUMAX

  The selected consolidated financial data of Alumax as of and for the years ended December 31, 1997 and 1996 and the operating results for the year ended December 31, 1995 have been derived from the consolidated financial statements of Alumax which have been audited by Coopers & Lybrand L.L.P., independent accountants, and incorporated by reference into this Proxy Statement/Prospectus. The balance sheet data and other financial data as of December 31, 1995 and the selected consolidated financial data of Alumax as of and for the years ended December 31, 1994 and 1993 have been derived from the audited consolidated financial statements of Alumax previously filed with the Commission but not incorporated by reference in this Proxy Statement/Prospectus. This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, the notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" for Alumax incorporated by reference in this Proxy Statement/Prospectus.

                                          YEAR ENDED DECEMBER 31,
                             -------------------------------------------------
                               1997      1996      1995      1994      1993
                             --------- --------- --------- --------- ---------
                              (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS
  Net sales................. $ 2,930.9 $ 3,159.3 $ 2,926.1 $ 2,754.5 $ 2,347.3
  Net earnings (loss)(a)....      33.7     250.0     237.4      46.7    (138.3)
  Basic earnings (loss) per
   common share(b)(c).......      0.62      5.26      5.11      0.84     (3.33)
  Diluted earnings (loss)
   per common share(b)(c)...      0.60      4.53      4.34      0.84     (3.33)
                                            AS OF DECEMBER 31,
                             -------------------------------------------------
                               1997      1996      1995      1994      1993
                             --------- --------- --------- --------- ---------
BALANCE SHEET DATA
  Total assets.............. $ 3,453.0 $ 3,298.7 $ 3,135.0 $ 2,958.8 $ 2,973.6
  Long-term debt............     955.6     672.0     708.9     851.9     925.2
  Total debt................   1,002.0     710.4     845.9     915.5     988.2
  Stockholders' equity......   1,621.7   1,640.8   1,399.3   1,162.1   1,099.6
OTHER FINANCIAL DATA
  Book value per common
   share(d).................     30.37     30.00     25.73     21.45     20.38

--------
(a) Included in 1997 was a $108.6 million provision associated with a United States Tax Court decision concerning an alleged income tax deficiency. Included in 1996 was an after-tax gain of $36.7 million related to the sale of certain fabricated products businesses, an after-tax gain of $55.1 million related to the sale of mining interests and an after-tax gain of $48.6 million relating to the sale of a 23 percent interest in the Mt. Holly primary aluminum reduction plant. Included in 1995 was an after-tax gain of $81.3 million related to the sale of a 14 percent interest in each of the Intalco and Eastalco primary aluminum reduction plants. Included in 1994 was an after-tax gain of $4.0 million related to the sale of an Australian mining investment.
(b) The computation of diluted earnings per common share for the years ended 1994 and 1993 excluded preferred stock of 9,600,000 shares because their effects were antidilutive. Per share data for 1993 was calculated on a pro forma basis using 44,354,000 average shares outstanding from November 15, 1993 through December 31, 1993, as if such shares were outstanding throughout the year.
(c) In the fourth quarter of 1997, Alumax adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." Prior year amounts have been restated in accordance with this Statement.
(d) Book value per common share amounts were determined as if Alumax's Series A Preferred Stock, which was converted to Common Stock in December 1996, had been converted to Common Stock in each year presented.

           SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following unaudited selected pro forma condensed consolidated financial data are based on and should be read in conjunction with the historical consolidated financial statements of Alcoa and Alumax which are incorporated by reference in this Proxy Statement/Prospectus, adjusted to give effect to the Offer and the Merger. The unaudited selected pro forma condensed consolidated income statement data does not (a) purport to represent what the results of operations actually would have been if the Offer and the Merger had occurred as of the date indicated or what such results will be for any future periods or (b) give effect to certain non-recurring charges expected to result from the acquisition.

  The unaudited selected pro forma condensed consolidated income statement data for the three month period ended March 31, 1998 and for the year ended December 31, 1997 give effect to the Offer, the Merger and related transactions as if such transactions had occurred on January 1, 1997. The unaudited selected pro forma balance sheet data as of March 31, 1998 give effect to the Offer, the Merger and related transactions as if such transactions had occurred on that date.

  The pro forma adjustments are based upon available information and include certain assumptions and adjustments which the managements of Alcoa and Alumax believe to be reasonable. These adjustments are directly attributable to the transactions referenced above and are expected to have a continuing impact on Alcoa's business, results of operations and financial position. No assumptions or adjustments have been made related to severance arrangements (except for adjustments related to severance arrangements with Messrs. Born and Johnston amounting to $27.1 million), restructuring costs or recurring benefits from synergies. Alumax has certain severance plans, agreements and policies applicable to its directors, executive management and certain of its salaried employees. It is probable that some covered persons will become entitled to severance benefits under these arrangements following the Effective Time of the Merger. The total amount payable under such arrangements is approximately $110 million (including the $27.1 million related to Messrs. Born and Johnston). The actual amount to be paid cannot be determined at present because Alcoa has not yet identified the employees who might be affected. Alcoa has initiated an assessment of restructuring costs and potential benefits from synergies; however, this assessment is not complete. Therefore, an estimate of these amounts is not yet available. The purchase of Alumax will be accounted for using the purchase method of accounting, pursuant to which the total purchase costs of the acquisition will be allocated to the tangible and intangible assets and liabilities acquired based upon their estimated fair values. The purchase price allocation is preliminary, based on facts currently known to the companies. Alcoa and Alumax are not aware of any significant unrecorded obligations or contingencies, other than the severance arrangements referred to above, and do not believe that the final purchase price allocation will materially differ. The final allocation of the purchase price will be made based upon valuations and other studies that have not been completed.

  The selected pro forma financial data should be read in conjunction with the Unaudited Pro Forma Condensed Consolidated Financial Statements and the accompanying notes that begin on page 62.

                                              YEAR ENDED DECEMBER 31, 1997
                                        ----------------------------------------
                                            HISTORICAL
                                        ------------------  PRO FORMA  PRO FORMA
                                          ALCOA    ALUMAX  ADJUSTMENTS COMBINED
                                        --------- -------- ----------- ---------
                                              (MILLIONS OF DOLLARS, EXCEPT
                                                   PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Sales and operating revenues......... $13,319.2 $2,930.9  $ (257.5)  $15,992.6
  Net income...........................     805.1     33.7     (77.6)      761.2
  Basic earnings per common share......      4.66     0.62       --         3.97
  Diluted earnings per common share....      4.62     0.60       --         3.93
  Cash dividends per common share......     0.975      --        --        0.975
                                           THREE MONTHS ENDED MARCH 31, 1998
                                        ----------------------------------------
                                            HISTORICAL
                                        ------------------  PRO FORMA  PRO FORMA
                                          ALCOA    ALUMAX  ADJUSTMENTS COMBINED
                                        --------- -------- ----------- ---------
                                              (MILLIONS OF DOLLARS, EXCEPT
                                                   PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Sales and operating revenues......... $3,445.1  $  775.3  $  (45.3)  $4,175.1
  Net income...........................    209.9      44.0     (18.8)     235.1
  Basic earnings per common share......     1.25      0.82       --        1.25
  Diluted earnings per common share....     1.24      0.81       --        1.24
  Cash dividends per common share......     .375       --        --        .375
                                                  AS OF MARCH 31, 1998
                                        ----------------------------------------
                                            HISTORICAL
                                        ------------------  PRO FORMA  PRO FORMA
                                          ALCOA    ALUMAX  ADJUSTMENTS COMBINED
                                        --------- -------- ----------- ---------
                                              (MILLIONS OF DOLLARS, EXCEPT
                                                   PER SHARE AMOUNTS)
BALANCE SHEET DATA
  Total assets......................... $14,173.1 $3,392.3  $1,383.3   $18,948.7
  Long-term debt (noncurrent)..........   1,811.0    831.9   1,225.0     3,867.9
  Shareholders' equity.................   4,431.5  1,669.2    (293.0)    5,807.7
OTHER FINANCIAL DATA
  Book value per common share..........     26.02    31.15       --        30.71

                          COMPARATIVE PER SHARE DATA

  The following table sets forth certain earnings, dividend and book value per share data for Alumax and Alcoa on an historical basis and on an historical equivalent basis. The information set forth below should be read in conjunction with the historical consolidated financial statements of Alumax and Alcoa, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference."

                                                     THREE MONTHS
                                                        ENDED      YEAR ENDED
                                                      MARCH 31,   DECEMBER 31,
                                                         1998         1997
                                                     ------------ ------------
ALUMAX HISTORICAL
  Earnings per common share
    Basic...........................................    $ 0.82       $ 0.62
    Diluted.........................................      0.81         0.60
  Cash dividends declared per common share..........       --           --
  Book value per common share.......................     31.15        30.37
ALCOA HISTORICAL
  Earnings per common share
    Basic...........................................    $ 1.25       $ 4.66
    Diluted.........................................      1.24         4.62
  Cash dividends paid per common share..............     0.375        0.975
  Book value per common share.......................     26.02        25.93
EQUIVALENT PRO FORMA PER SHARE DATA FOR ALUMAX
 STOCKHOLDERS(1)
  Earnings per common share
    Basic...........................................    $ 0.87       $ 2.77
    Diluted.........................................      0.86         2.74
  Cash dividends paid per common share..............      0.26         0.68
  Book value per common share.......................     21.42          --

--------
(1) Represents pro forma information multiplied by the Exchange Ratio.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE

  The enclosed proxy is solicited by and on behalf of the Alumax Board for use at the Special Meeting. The Special Meeting will be held at the offices of Alumax, 3424 Peachtree Road, N.E., Suite 2100, Atlanta, Georgia, on Friday, July 31, 1998 at 10:00 a.m., Atlanta time.

PURPOSE OF THE SPECIAL MEETING

  The purpose of the Special Meeting is to consider and vote upon the approval and adoption of the Merger Agreement and the Merger and to transact any other business that is properly brought before the Special Meeting.

PROXIES

  Shares of Common Stock represented by properly executed proxies received in time for the Special Meeting will be voted at the Special Meeting in the manner specified on the proxy. Proxies that are properly executed but do not contain voting instructions will be voted "FOR" approval and adoption of the Merger Agreement and consummation of the Merger. It is not expected that any matter other than approval and adoption of the Merger Agreement will be brought before the Special Meeting; however, if other matters are properly presented, the persons named in such proxy will have authority to vote in accordance with their judgment on any other matter, including without limitation, any proposal to adjourn or postpone the Special Meeting or otherwise concerning the conduct of the Special Meeting. However, shares of Common Stock represented by proxies that have been voted "AGAINST" the Merger Agreement will not be used to vote "FOR" postponement or adjournment of the Special Meeting for the purposes of allowing additional time for soliciting additional votes "FOR" the approval and adoption of the Merger Agreement.

REVOCATION OF PROXIES

  Any person signing and mailing the enclosed proxy may revoke it at any time before it is voted by giving written notice of revocation to Alumax, by mailing to Alumax a later dated proxy which is received by Alumax prior to the Special Meeting or by voting in person at the Special Meeting.

RECORD DATE; VOTES REQUIRED

  All voting rights for the Special Meeting are vested exclusively in the holders of Common Stock as of the Record Date, with each share held of record on that date entitled to one vote on any matter which may properly come before the Special Meeting. Only holders of shares of Common Stock of record at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. Holders of shares of Common Stock may have rights of appraisal in connection with the Merger, as described under "The Merger-- Appraisal Rights."

  Approval and adoption of the Merger Agreement and the Merger requires the affirmative vote by the holders of at least a majority of the shares of Common Stock outstanding as of the Record Date.

  Under NYSE rules, brokers and nominees are precluded from exercising their voting discretion on the proposal to approve and adopt the Merger Agreement and, for this reason, absent specific instructions from the beneficial owner of shares, are not permitted to vote such shares thereon. Because the affirmative vote of a majority of the shares of Common Stock outstanding on the Record Date is required for approval of the Merger, an abstention with respect to the Merger will have the effect of a vote against the Merger.

  As of the Record Date, Alcoa beneficially owned 27,540,000 shares, or approximately 51% of the shares of Common Stock issued and outstanding as of such date. Based on the approximately 53,928,657 shares of Common Stock outstanding as of the Record Date, a total of approximately 26,964,329 shares of Common Stock are required to be voted in favor of the Merger Agreement in order for the Merger Agreement to be approved and adopted by the holders of the Common Stock. As a result of the purchase by AMX of shares of Common Stock pursuant to the Offer, AMX and Alcoa have sufficient voting power to adopt the Merger Agreement without the vote of any other stockholder.

QUORUM

  The Delaware General Corporation Law (the "DGCL"), the Restated Certificate of Incorporation of Alumax (the "Alumax Certificate"), the Restated Bylaws of Alumax (the "Alumax Bylaws") and the Exchange Act contain requirements governing the actions of Alumax stockholders at the Special Meeting. According to the Alumax Bylaws, holders of a majority of the shares of Common Stock outstanding on the Record Date must be present, either in person or by proxy, at the Special Meeting to constitute a quorum. In general, abstentions are counted as present or represented for the purposes of determining a quorum for the Special Meeting.

EXPENSES OF SOLICITATION

  The expenses of this solicitation will be borne by Alumax. In addition to solicitation by mail, arrangements will be made with brokers and other custodians, nominees and fiduciaries to send proxy materials to their principals, and Alumax will, upon request, reimburse them for reasonable expenses of so doing. Morrow & Co., Inc. ("Morrow & Co.") has been retained to assist in the solicitation of proxies. Morrow & Co. may contact holders of shares of Common Stock by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to beneficial owners of shares of Common Stock. Morrow & Co. will receive reasonable and customary compensation for its services (estimated at $15,000), will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

MISCELLANEOUS

  Representatives of Coopers & Lybrand L.L.P. are expected to be present at the Special Meeting. Such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                                  THE MERGER

BACKGROUND OF THE MERGER

  In February 1996, Mr. Paul H. O'Neill, Chairman and Chief Executive Officer of Alcoa, called Mr. Allen Born, Chairman and Chief Executive Officer of Alumax, to offer Alcoa's support and assistance in light of the publicly announced unsolicited acquisition proposal made by Kaiser Aluminum Corporation. Mr. Born told Mr. O'Neill that he appreciated Alcoa's support and would let Alcoa know if assistance was necessary or appropriate.

  During September 1996, Mr. O'Neill and Mr. Born had discussions concerning the acquisition of Alumax by Alcoa. On October 6, 1996, Mr. O'Neill proposed a merger transaction in which Alumax's stockholders would receive 0.66 of a share of Alcoa Common Stock which at that time represented a per share value of $39.88. Mr. Born informed Mr. O'Neill that Alumax would not consider Alcoa's proposal, as the value represented thereby was less than the $40-$45 per share offered in the proposal made by Kaiser Aluminum Corporation that previously had been rejected by the Alumax Board as being inadequate.

  On December 9, 1996, Mr. O'Neill sent the following letter to Mr. Born:

                                              December 9, 1996

  Mr. Allen Born
  Chairman and C.E.O.
  Alumax Inc.
  5655 Peachtree Parkway
  Norcross, GA 30092-2812

  Dear Al:

    I am writing to you in an effort to rekindle our discussions of a possible combination of Alumax and Alcoa. As you know, I believe that this combination is so attractive that we should exhaust every possibility to see whether it can be accomplished. As I have reflected on our prior discussions, I believe market movements over the last thirty days make a share-for-share combination even more compelling today than it was last month. For these reasons, I would like once again to outline our proposed transaction and its rationale for what I hope will be favorable consideration by you and your Board of Directors.

    As we have discussed and, I believe agreed upon, the market has established a trading range for the shares of our two companies at about
  0.53 Alumax share to 1 Alcoa share. We believe this ratio furnishes a logical basis upon which to develop an appropriate exchange ratio for the combination of the two companies. In light of this historical ratio, our Board of Directors authorized me to pursue a combination through a share exchange in which each Alumax share would be exchanged for 0.66 of an Alcoa share. Based on the closing prices of Alumax and Alcoa shares last Friday, this represented $41.50 of market value for each Alumax share, or a premium of 32%. In addition, the exchange ratio of 0.66 represents a 26% premium to the historical ratio of 0.53.

    I would like to point out two special features of the proposed combination. First, your shareholders will receive Alcoa shares tax free and will be able to defer recognizing gain on their Alumax investment until they wish to sell the Alcoa shares they receive. Second, since they will receive Alcoa common stock, your shareholders will have the opportunity to participate in the upside potential of our combined companies. Given the substantial overlap of our very large institutional shareholders, I am confident that they will enthusiastically support our combination on the basis we are proposing.

    I also want to emphasize the importance of maintaining stability among employees during a transitional period. It would be our desire to have your employees harmoniously integrated into the Alcoa family. We have significant experience and have achieved excellent success integrating acquired companies into our group, and we have done so on a basis which new employees have found to be an attractive and secure opportunity. We would expect to do the same for Alumax employees.

    We hope that you and your Board of Directors will view this proposal as the Alcoa Board of Directors and I do--a unique opportunity for Alumax shareholders to realize full value for their shares while maintaining an enhanced investment in a stronger combined company with superior growth potential. Please let me know if there is anything I can do to help you with your deliberations.

                                              Sincerely,

                                              /s/
                                              Paul H. O'Neill

  cc: Members of the Board of Directors

  Following receipt of the letter, the Alumax Board met and determined that the proposal outlined in Mr. O'Neill's December 9, 1996 letter was inadequate. Thereafter, Mr. Born sent the following letter to Alcoa:

                                              PERSONAL AND CONFIDENTIAL

                                              December 16, 1996

  Mr. Paul H. O'Neill
  Chairman of the Board and
  Chief Executive Officer
  Aluminum Company of America
  425 Sixth Avenue
  Alcoa Building
  Pittsburgh, Pennsylvania 15219-1850

  Dear Paul:

    The Alumax Board of Directors has unanimously determined that it is not in the best interests of Alumax or our shareholders to pursue a business combination at this time and that the financial terms suggested by your proposal are wholly inadequate. None of the Alumax directors is willing to permit Alumax to be sold for an inadequate price at an inopportune time. The Board has full confidence that our strategic plan will result in significant value to our shareholders and believes that the current aluminum price has resulted in an undervaluation of Alumax relative to other aluminum companies.

    I trust that with this communication we can continue as before to be friends and vigorous competitors.

                                              Very truly yours,

                                              /s/
                                              Allen Born

  cc: Members of the Alumax Board of Directors

  No further discussions regarding the possibility of a combination of Alumax and Alcoa took place until early January 1998, when, in a telephone conversion with Mr. Born, Mr. O'Neill briefly mentioned their prior discussions, reaffirmed Alcoa's interest in a business combination with Alumax and suggested they meet to discuss Alcoa's interest. Mr. Born told Mr. O'Neill that Alumax's position with respect to those discussions had not changed since December 1996. Nonetheless, on January 14, 1998, Mr. Born and Mr. O'Neill met, and Mr. O'Neill discussed with Mr. Born the possibility of merging their two companies in a transaction in which Alumax's stockholders would receive 0.66 of a share of Alcoa Common Stock. At that time, 0.66 of a share of

Alcoa Common Stock represented a per share value of $43.68. Mr. Born and Mr. O'Neill could not reach agreement at that value, and Mr. Born indicated that he could not pursue a transaction unless a significantly higher price were proposed.

  On Thursday, January 29, 1998, Mr. O'Neill telephoned Mr. Born and proposed an acquisition transaction in which Alumax's stockholders would receive 0.66 of a share of Alcoa Common Stock for each outstanding share of Common Stock. Mr. O'Neill suggested that the two companies and their advisors proceed with the mechanical steps required to complete a transaction. Mr. Born requested that Mr. O'Neill memorialize Alcoa's proposal in a letter which he could share with the Alumax Board. Later that day, Mr. Born called Mr. O'Neill and requested that Alcoa's 0.66 share exchange proposal include collar protection for Alumax's stockholders. The following day, Mr. O'Neill called Mr. Born to discuss Mr. Born's request and suggested that the simplest method for dealing with Mr. Born's concern was to offer Alumax's stockholders $50.00 per share in cash. Mr. Born arranged to receive the letter containing the $50.00 cash proposal by facsimile transmission at his home early Sunday morning.

  On February 1, 1998, the following was faxed to Mr. Born:

                                              February 1, 1998

  Mr. Allen Born
  Chairman and CEO
  Alumax Inc.
  3424 Peachtree, NE
  Suite 2100
  Atlanta, GA 30326
  Via Fax: x-xxx/xxx-xxxx

  Dear Al:

    As you requested, I am writing to summarize the economic terms of our proposal for a business combination of Alcoa and Alumax, which we have discussed recently. I understand this will afford you a definitive basis for seeking authorization from your Board of Directors to proceed. In the meantime, let me thank you very much for taking the time and trouble to meet with me on this subject two weeks ago and again to return my telephone call Thursday afternoon in the midst of your travels.

    As I told you Thursday, I believe the conditions you outlined in our meeting on January 14 for pursuing a transaction have now been satisfied and we should proceed to sign and announce an agreement as quickly as is possible. Accordingly, Alcoa is prepared to begin documenting and implementing an acquisition of Alumax by Alcoa in which the stockholders of Alumax would receive $50.00 in cash for each of their shares. This purchase price represents a premium of more than 43% over Friday's closing price for Alumax common shares. Promptly following signature and announcement of the agreement Alcoa would commence a tender offer for all outstanding common shares of Alumax. The tender offer would be subject to customary conditions, including applicable regulatory approvals and receipt of tenders of at least a majority of the outstanding shares on a fully diluted basis.

    As I mentioned in our conversation Friday morning, we are prepared to dispatch our transaction team (including outside advisors) to New York promptly in order to accommodate Board meetings as early as Tuesday and an announcement before the opening of the market on Wednesday. We expect that the acquisition agreement would be customary for a transaction of this type and magnitude. We would expect that the agreement would contain appropriate and customary fiduciary termination and transaction "break-up" arrangements. Overall, we see no obstacle to reaching agreement on the form of the agreement promptly, which is, of course, a prerequisite for moving ahead with the proposed transaction.

  Maintaining stability among Alumax employees during the transitional period is a very high priority for us. To that end, we would in general expect to provide programs, plans and benefits which in the aggregate should be comparable to what Alumax employees enjoy as a group. We would hope to engender a spirit of enthusiastic anticipation among your employees for an attractive and secure opportunity with Alcoa.

    I am confident your Board of Directors will view this proposal as Alcoa's Board of Directors and I do--a unique opportunity for Alumax stockholders to realize a substantial premium for their shares. As I indicated to you on Friday, I would be happy to discuss or clarify any aspect of this letter over the weekend, and I will plan to call you at 10 AM (EST) on Sunday morning February 1. I understand you can be reached at x-xxx/xxx-xxxx. I look forward to talking to you.

                                              Sincerely,

                                              /s/
                                              Paul H. O'Neill

  At a meeting attended by each of Alumax's directors on February 4, 1998 prior to the regularly scheduled Alumax Board meeting to be held the following day, Mr. Born reviewed the proposal set forth in Mr. O'Neill's letter of February 1, 1998. After presentations from Alumax's legal and financial advisors, the directors discussed various financial, commercial and regulatory aspects of the proposal among themselves and concluded that Mr. Born should advise Mr. O'Neill that Alumax was not interested in entertaining Alcoa's proposal at the specified price but would be willing to consider a higher offer. This conclusion was affirmed at the meeting of the Board held on February 5, 1998, following further discussion and consultation with representatives of Alumax's financial advisor. Later that day, Mr. Born telephoned Mr. O'Neill and informed him that the Board declined to pursue Alcoa's proposal but would be prepared to discuss a business combination at a higher price. In addition, Mr. Born offered to provide Alcoa with non-public evaluation material concerning Alumax if Alcoa would sign a confidentiality agreement containing a standstill agreement. Mr. Born's offer was declined.

  The following week Mr. Born telephoned Mr. O'Neill to determine whether Alcoa would be willing to enter into the confidentiality agreement and commence an evaluation of Alumax. In the meantime, Mr. O'Neill spoke by telephone with Harold Brown and Paul W. MacAvoy, two directors of Alumax, and expressed Alcoa's very strong interest in pursuing a transaction with Alumax and indicated that, if it would assist the Alumax Board with consideration of Alcoa's proposal, Alcoa was prepared to permit Alumax to shop Alcoa's proposal and to enter into a transaction with another acquiror at a price higher than the price being offered by Alcoa. Mr. O'Neill was also informed by Mr. MacAvoy that offering Alcoa Common Stock as consideration might be viewed as a more attractive alternative by the Alumax Board than Alcoa's cash proposal.

  On Thursday, February 19, 1998, Mr. O'Neill and Mr. Richard B. Kelson, Executive Vice President and Chief Financial Officer of Alcoa, met with Messrs. Born, Brown and MacAvoy, and Thomas G. Johnston, President and Chief Operating Officer of Alumax, to discuss generally Alcoa's proposal. They discussed the merits of a business combination, the value of such a combination to Alcoa and the appropriate level of consideration for such a transaction. Alcoa's representatives emphasized their view that, at $50.00 per share, the transaction was fully priced and that Alcoa remained prepared to permit Alumax to shop Alumax and to seek a transaction at a price higher than $50.00 per share. Alcoa's representatives also indicated that Alcoa was prepared to offer half cash and half Alcoa Common Stock as the consideration for the transaction. Alumax's representatives informed Alcoa's representatives that they would reply to the proposal after consulting with all of Alumax's directors the next week.

  On Wednesday, February 25, 1998, Mr. Born telephoned Mr. O'Neill to inform him that the Alumax Board had rejected Alcoa's proposal. That same day he also sent the following letter to Mr. O'Neill:

                                              February 25, 1998

  Paul O'Neill
  Chairman and CEO
  Aluminum Company of America
  ALCOA Building
  425 Sixth Avenue
  Pittsburgh, PA 15219-1850

  Dear Paul:

    As I have previously advised you, I have again reviewed with our Board your unsolicited offer of $50.00 a share in cash or Alcoa stock for each share of Alumax stock. We believe this offer is inadequate and unacceptable.

    Having said that, I reiterate to you our willingness to discuss a transaction between our companies at a price significantly higher than you proposed.

                                              Sincerely,

                                              /s/
                                              Allen Born
                                              Chairman and Chief Executive
                                               Officer

  On Monday, March 2, 1998, Mr. O'Neill spoke by telephone in separate conversations with Messrs. Brown and MacAvoy and discussed Alumax's rejection of Alcoa's proposal. Mr. O'Neill reiterated his strong belief in the timeliness of a combination, the desirability of the proposed transaction from Alumax's stockholders' point of view and, in particular, the desirability of offering those stockholders the chance to exchange a part of their investment for Alcoa Common Stock. The directors indicated that they believed Alcoa's proposal should be discussed at the meeting of the directors on Wednesday evening and the regularly scheduled Alumax Board meeting on Thursday of that week and that a brief explanation of the desirability of the transaction and the opportunity to invest in Alcoa Common Stock might be helpful.

  In response to the directors' comments described above, on Wednesday, March 4, 1998, Alcoa provided a list of the following "talking points" to one of the directors in anticipation of the Alumax Board meeting:

  . Merger of Alumax with Alcoa
    . Approximately 1/2 the outstanding Alumax shares exchanged for $50 worth of Alcoa stock
    . Remaining shares exchanged for $50 in cash

  . Merger Agreement provides floor against which to seek superior economics elsewhere
    . No limit on post-signature shopping of Alumax
    . The Agreement may be terminated with "fiduciary out"
    . No requirement for breakup fee if company sold elsewhere for more money

  . Attractive premium
    . $50--35.6% over yesterday's closing price
    . Share portion--Exchange at 39.9% premium to historical trading ratio for last 12 months

  . Historical trading ratios--Alumax/Alcoa
    . 3 years--0.55
    . 2 years--0.51
    . 1 year--0.49
    . 6 months--0.48

  . Alcoa's higher, more consistent margins (EBIT/Revenues)

                                                                    ALCOA  ALUMAX
                                                                    -----  ------
    1997........................................................... 12.2%   10.0%
    1996........................................................... 10.8%   7.30%
    1995........................................................... 12.7%   10.5%

  . Annual dividend
    . Alcoa current dividend $1.00 plus 30% of net income over $3 per share--$1.50 per share in 1998
    . Alumax currently pays no dividend

  . Alcoa's premium price-to-earnings trading multiple
    . 13.1 times vs. 11.7 times estimated 1998 net income
    . 9.8 times vs. 8.3 times estimated 1999 net income

  . Alcoa's greater trading liquidity
    . Approximately 6.6 times the average daily dollar volume of Alumax

  . Alcoa's superior balance sheet strength
    . Alumax--NR/BBB
    . Alcoa--A1/A+

  During the meeting of directors on the evening of March 4, Alumax's directors concluded that Mr. Born and certain other representatives of Alumax should meet with Mr. O'Neill to discuss and obtain clarification of Alcoa's proposal, in particular the proposed structure of the transaction and the proposed method for determining the stock portion of the consideration. Mr. O'Neill was called that evening and a meeting was scheduled for the following afternoon. Mr. O'Neill was asked to be prepared to present Alcoa's proposal in writing at the meeting. At its regularly scheduled meeting held on March 5, the Alumax Board again considered the proposal, in light of the factors discussed the prior evening and Alcoa's apparent unwillingness to offer a higher price, and formally authorized management to pursue the proposal. That afternoon Messrs. O'Neill, Alain J. P. Belda, President and Chief Operating Officer of Alcoa, and Kelson met with Messrs. Born, Johnston and Brown and presented the following letter to them:

                                              March 5, 1998

  The Board of Directors
  Alumax Inc.
  3424 Peachtree Road, NE
  Atlanta, GA 30326

  Lady and Gentlemen:

    This letter is to formalize the discussions we have been having concerning a transaction between Alumax and Alcoa as requested. Alcoa is prepared to proceed immediately with a merger transaction in which approximately one-half the total number of outstanding Alumax shares would be exchanged for $50.00 worth of Alcoa stock and the remaining shares would be exchanged for $50.00 in cash. The merger agreement would contain no limitation on your ability to shop the company and would permit termination on fiduciary grounds with no requirement to pay a break-up fee if you were able to sell the company to someone else for more money. We would expect to structure the transaction in two steps, commencing with a cash tender offer and finishing with a merger in which the remaining shares are converted into Alcoa stock. We assume you would like to negotiate a reasonable collar and market test period for the stock portion of the consideration, and we are prepared to do that with you. The agreement would provide for a cash out of all options. The transaction will be subject only to usual and customary conditions.

    In our discussions with your Chairman and certain other of your members we have discussed a variety of considerations for Alumax stockholders which would lead them to conclude that our proposal is one they should accept, and, in particular, that the opportunity to convert a portion of their investment in Alumax into an investment in a combined Alcoa and Alumax is especially attractive. We hope you will give special weight and attention to the following factors which strongly favor an investment in Alcoa compared with an investment in Alumax alone:

  . Attractive premium
    . $50--37.2% over yesterday's closing price
    . Share portion--Exchange at 42.4% premium to one-year historical trading ratio

  . Historical trading ratios--Alumax/Alcoa
    . 3 years--0.55
    . 2 years--0.51
    . 1 year--0.49
    . 6 months--0.48

  . Alcoa's higher, more consistent margins (EBIT/Revenues)

                                                                    ALCOA  ALUMAX
                                                                    -----  ------
    1997........................................................... 12.2%   10.0%
    1996........................................................... 10.8%   7.30%
    1995........................................................... 12.7%   10.5%

  . Annual dividend
    . Alcoa current dividend $1.00 plus 30% of net income over $3 per share--$1.50 per share in 1998
    . Alumax currently pays no dividend

  . Alcoa's premium price-to-earnings trading multiple
    . 12.8 times vs. 11.6 times estimated 1998 net income
    . 9.6 times vs. 8.2 times estimated 1999 net income

  . Alcoa's greater trading liquidity
    . Approximately 6.6 times the average daily dollar volume of Alumax

  . Alcoa's superior balance sheet strength
    . Alumax--NR/BBB
    . Alcoa--A1/A+

    Our transaction team is present and available in New York to take steps necessary to permit a press release on Sunday and an announcement before the opening on Monday.

                                              Sincerely,

                                              /s/
                                              Paul H. O'Neill

  BY HAND DELIVERY

  In the course of the discussions of the proposal set forth in the March 5 letter, and based on their view that the upside potential for fluctuations in the market price for the Alcoa Common Stock was greater than the downside risk, Alumax's representatives requested that there be a fixed exchange ratio for the stock portion of the consideration based on the prior day's closing market price of the Alcoa Common Stock so that the value of this portion of the consideration payable in the transaction would fluctuate with future changes in the market price of the Alcoa Common Stock. In the course of the negotiations Alcoa representatives agreed to a fixed exchange ratio at 0.6975. The parties also agreed in principle that, subject to Board approvals and to negotiation and execution of a satisfactory form of merger agreement, they were prepared to proceed with a transaction. Thursday evening, Alcoa's representatives delivered a draft acquisition agreement to Alumax's representatives. On Friday, March 6, Alumax requested a new letter revising the letter delivered on Thursday to reflect the fixed Exchange Ratio, rather than the collar and market test period, for the stock portion of the consideration and to provide that all Alumax employee stock options would be "rolled over" at the Exchange Ratio into options to acquire Alcoa Common Stock. Alcoa delivered the revised letter that afternoon.

  On Friday, March 6, Alcoa's Board of Directors met and authorized management to negotiate the final documentation for the transactions contemplated by the Merger Agreement. That same day, the Alumax Board convened for an informational meeting. Because an auction or other test of the market was not feasible given the time-frame required by Alcoa for completion of the negotiations, and considering among other things the fact that the agreement would not limit the Alumax Board's ability to enter into a transaction later with a third party at a higher price, the directors agreed that Alumax should proceed to negotiate a definitive agreement incorporating the proposal set forth in Alcoa's March 6th letter, which the Alumax Board believed was Alcoa's best proposal. Negotiation of the definitive acquisition agreement continued throughout Friday, Saturday and Sunday.

  On Saturday, March 7, the Alumax Board met and approved in principle the transaction outlined in the revised letter delivered by Alcoa on March 6, subject to the completion of the negotiation of an acceptable definitive acquisition agreement.

  On Sunday, March 8, the Alumax Board met and approved the transactions contemplated by the Merger Agreement. Each of Alumax's directors, other than Peter Powers, who was unavailable at the time, was present for such meeting. The Merger Agreement was thereafter executed and delivered on March 8, 1998. Mr. Powers subsequently confirmed his approval of the Merger Agreement and the transactions contemplated thereby.

REASONS FOR THE MERGER; RECOMMENDATION OF THE ALUMAX BOARD

  THE ALUMAX BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, ALUMAX AND ITS STOCKHOLDERS AND RECOMMENDS THAT HOLDERS OF COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  IN CONSIDERING THE RECOMMENDATION OF THE ALUMAX BOARD WITH REGARD TO THE MERGER AGREEMENT, STOCKHOLDERS SHOULD BE AWARE THAT CERTAIN MEMBERS OF ALUMAX'S MANAGEMENT AND THE ALUMAX BOARD HAVE EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS THAT PROVIDE THEM WITH INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM, IN ADDITION TO, OR THAT MAY CONFLICT WITH, THE INTERESTS OF STOCKHOLDERS OF ALUMAX GENERALLY. SEE "-- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that Alumax's stockholders adopt the Merger Agreement, the Alumax Board considered a number of factors. The material factors considered by the Alumax Board are described below:

    1. The familiarity of the Alumax Board with the financial condition, results of operations, competitive position, business and prospects of Alumax (as reflected in Alumax's historical and projected financial information), current economic and market conditions and the nature of the industry in which Alumax operates, including the impact on financial condition and operating results of fluctuations in the market price for aluminum. The Alumax Board's consideration of the business and prospects of Alumax included the potential for further implementation of its performance improvement plan, new value measurement system for management incentive compensation and other elements of its strategic plan for growth.

    2. The historical market prices of, and recent trading activity in, the Common Stock, particularly the fact that the $50.00 per share in cash to be paid in the Offer represents (i) a premium of approximately 36.3% over the closing price of the Common Stock on the last trading day prior to the public announcement on March 9, 1998 of the Merger Agreement; and (ii) a premium of approximately 10.5% over the highest price at which the Common Stock had traded in the past year, which is the highest price at which the Common Stock had ever traded previously. Recent trading prices for the Common Stock were in the top half of the range at which the shares had traded over the preceding three years.

    3. The Exchange Ratio, in light of the historical market prices of the Alcoa Common Stock, the fact that synergies are likely to arise as a result of the integration of Alumax's business with that of Alcoa (although the Alumax Board did not attempt to quantify such synergies) and the fact that, to the extent Alumax's stockholders receive Alcoa Common Stock in the Merger, Alumax's stockholders will be able to benefit as shareholders of Alcoa from the realization of any such synergies and, to the extent that Alcoa is strengthened by the Merger, Alumax's employees, customers and suppliers will be able to benefit. The Alumax Board also considered the risks to Alumax stockholders relating to the fact that the Merger Consideration was dependent on the results of the Offer, and the fact that the fixed Exchange Ratio exposes stockholders to fluctuations in the market prices for the Alcoa Common Stock.

    4. The presentation of BT Wolfensohn ("BT Wolfensohn"), the Company's financial advisor, at the March 8, 1998 meeting of the Alumax Board and the written opinion of BT Wolfensohn, dated March 8, 1998, to the effect that, as of such date and based upon and subject to certain matters in such opinion, the consideration to be received pursuant to the Merger Agreement by the holders of the Common Stock in the Offer and the Merger, taken together, was fair, from a financial point of view, to such stockholders. In relying on such opinion, the Alumax Board considered the various analyses performed by BT Wolfensohn, including the assumptions underlying such analyses. Although two cases in the discounted cash flow analysis performed by BT Wolfensohn indicated ranges of values for the Common Stock that could be higher than the $50 per share paid pursuant to the Offer (see "--Opinion of BT Wolfensohn, Financial Advisor to Alumax--Discounted Cash Flow Analysis"), each of these analyses assumed that aluminum prices would increase in future periods from then-current levels. Based on the uncertainties inherent in predicting future aluminum prices, it was the judgment of the Alumax Board that, overall, the analyses in the presentation of BT Wolfensohn supported the fairness from a financial point of view of the consideration to be received by Alumax stockholders in the Offer and the Merger. The analyses in the presentation of BT Wolfensohn are summarized below under "--Opinion of BT Wolfensohn, Financial Advisor to Alumax." THE FULL TEXT OF THE WRITTEN OPINION OF BT WOLFENSOHN, DATED MARCH 8, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION, IS ATTACHED AS APPENDIX II TO THIS PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY. The opinion of BT Wolfensohn was presented for the information of the Alumax Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the aggregate consideration to be received by the holders of the Common Stock in the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to how to vote with respect to the Merger. The Alumax Board has not asked BT Wolfensohn to update its opinion notwithstanding the decrease since March 8, 1998 in the market price of Alcoa Common Stock and in the market price of aluminum.

    5. The other terms and conditions of the Merger Agreement, the Offer and the Merger, including the fact that the Merger Agreement does not limit the Alumax Board's ability to solicit other offers to acquire the company, permits the Alumax Board to furnish information to, and enter into discussions with, any third party that makes a bona fide proposal or offer to acquire Alumax or engage in any other business combination or similar transaction involving Alumax subsequent to the execution of the Merger Agreement and, if the Alumax Board determines in good faith that such a proposal or offer is superior to Alcoa's proposal and that, after consultation with outside legal counsel, its fiduciary duties require it do so, to enter into such a superior transaction with another party and terminate the Merger Agreement without payment of a termination fee. For a more detailed description, see "The Merger Agreement--Solicitation by the Company."

    6. The fact that the Offer and the Merger are structured to be tax free to the holders of the Common Stock to the extent that they receive Alcoa Common Stock in the Merger and that Alumax's obligation to consummate the Merger is conditioned upon receipt by Alumax of an opinion of counsel to Alumax to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

    7. The likelihood that the Offer and the Merger would be consummated, including the fact that the obligations of Alcoa and AMX to consummate the Offer and the Merger were not conditioned upon obtaining any financing.

OPINION OF BT WOLFENSOHN, FINANCIAL ADVISOR TO ALUMAX

  BT Wolfensohn has acted as financial advisor to Alumax in connection with the Offer and the Merger. At the March 8, 1998 meeting of the Alumax Board, BT Wolfensohn delivered its oral opinion, subsequently confirmed in writing as of the same date, to the Alumax Board to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by BT Wolfensohn, the consideration to be received pursuant to the Merger Agreement by holders of Common Stock in the Offer and the Merger, taken together, was fair, from a financial point of view, to such stockholders.

  THE FULL TEXT OF BT WOLFENSOHN'S WRITTEN OPINION, DATED MARCH 8, 1998 (THE "BT WOLFENSOHN OPINION"), WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY BT WOLFENSOHN IN CONNECTION WITH THE OPINION, IS ATTACHED AS APPENDIX II TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. ALUMAX STOCKHOLDERS ARE URGED TO READ THE BT WOLFENSOHN OPINION IN ITS ENTIRETY. THE SUMMARY OF THE BT WOLFENSOHN OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BT WOLFENSOHN OPINION.

  In connection with BT Wolfensohn's role as financial advisor to Alumax, and in arriving at its opinion, BT Wolfensohn has, among other things, reviewed certain publicly available financial information and other information concerning Alumax and Alcoa and certain internal analyses and other information furnished to it by Alumax, Alcoa and/or their respective advisors. BT Wolfensohn also held discussions with members of the senior managements of Alumax and Alcoa regarding the businesses and prospects of their respective companies and the joint prospects of a combined enterprise. In addition, BT Wolfensohn (i) reviewed the reported prices and trading activity for the Common Stock and the Alcoa Common Stock, (ii) compared certain financial and stock market information for Alumax and Alcoa with similar information for selected companies whose securities are publicly traded, (iii) reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  In preparing its opinion, BT Wolfensohn did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Alumax or Alcoa, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Wolfensohn assumed and relied upon the accuracy and completeness of all such information. BT Wolfensohn did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Alumax or Alcoa. BT Wolfensohn was not provided with financial projections for Alcoa prepared by Alcoa's management, apart from an oral forecast of certain projected operating results. In its discussion with BT Wolfensohn representatives, Alcoa senior management orally disclosed certain information from Alcoa's 1998 operating plan. The 1998 operating plan is an internal planning document, which was prepared in the fourth quarter of 1997 based on estimates from individual Alcoa business units of their anticipated operating results for 1998. These estimates were based on an assumed average LME aluminum price for 1998 of $1700 per metric ton ($0.77 per pound). Through June 26, 1998, the average three month LME aluminum price has been $1,440 per metric ton ($0.653 per pound), which is significantly below the assumed price in Alcoa's 1998 operating plan. The material operating plan numbers disclosed by Alcoa to BT Wolfensohn in March 1998 were: projected annual net income of $990 million; projected 1998 capital expenditures of $1 billion; projected 1998 sales and operating revenues of $14.4 billion; and projected EBITDA of approximately $3 billion. These projections are based on an assumed LME price that is significantly higher than the actual average three month LME price to date in 1998. Consequently, stockholders are cautioned not to rely on these projections. With respect to the financial forecasts, projections and assumptions made available to BT Wolfensohn and used in its analysis, BT Wolfensohn has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Alumax or Alcoa as to the matters covered thereby. In rendering its opinion, BT Wolfensohn expressed no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. The BT Wolfensohn Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to BT Wolfensohn as of, the date of such opinion. BT Wolfensohn did not undertake any obligation to update the BT Wolfensohn Opinion to reflect any developments occurring after March 8, 1998. In preparing its opinion, BT Wolfensohn expressed no opinion as to the price or range of prices at which the Alcoa Common Stock might trade following the Merger.

  For purposes of rendering its opinion, BT Wolfensohn has assumed that, in all respects material to its analysis, the representations and warranties of Alumax, Alcoa and AMX contained in the Merger Agreement are true and correct, that Alumax, Alcoa and AMX will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligation of each of Alumax, Alcoa and AMX to consummate the Merger will be satisfied without any waiver thereof. BT Wolfensohn has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Offer and the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Alumax or Alcoa is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Alumax or Alcoa or materially reduce the contemplated benefits of the Offer and the Merger to Alumax or its stockholders. In addition, BT Wolfensohn has been advised by Alumax, and accordingly has assumed for purposes of its opinion, that the Merger will be tax-free to each of Alumax, Alcoa, Alcoa's shareholders and, to the extent they receive Alcoa Common Stock instead of cash, Alumax's stockholders.

  In connection with BT Wolfensohn's role as financial advisor to Alumax and in arriving at its opinion, BT Wolfensohn was not authorized to solicit, and did not solicit, any alternative transactions to the Offer and the Merger.

  Set forth below is a brief summary of the material financial analyses performed by BT Wolfensohn in connection with its opinion and reviewed with the Alumax Board at its meeting on March 8, 1998.

  Historical Stock Performance. BT Wolfensohn reviewed and analyzed recent and historical market prices and trading volume for the Alcoa Common Stock and the Common Stock and compared such market prices to certain stock market and industry indices. The analysis indicated that, at the time the Alumax Board approved the Merger Agreement, the shares of Alcoa were not trading at an historic high, nor were the shares of Alumax trading at an historic low. The analysis also indicated that the shares of both companies had tended to trade roughly in parallel (although Alcoa had outperformed its peers) since the beginning of 1995.

  Analysis of Selected Publicly Traded Companies. BT Wolfensohn compared certain financial information and commonly used valuation measurements for Alumax to corresponding information and measurements for a group of the four large publicly-traded North American integrated aluminum companies other than Alumax (consisting of Alcan Aluminium Limited, Alcoa, Kaiser Aluminum Corporation and Reynolds Metals Company (collectively, the "Selected Companies")). Such financial information and valuation measurements consisted of (i) common equity market valuation; (ii) operating performance; (iii) ratios of common equity market value as adjusted for debt and cash ("Enterprise Value") to revenues, earnings before interest expense, income taxes and depreciation and amortization ("EBITDA"), and earnings before interest expense and income taxes ("EBIT"); and (iv) ratios of common equity market values per share ("Equity Value") to earnings per share ("EPS") and to book value per share ("BVPS"). To calculate the trading multiples for Alumax and the Selected Companies, BT Wolfensohn used publicly available information concerning historical and projected financial performance of Alumax and the Selected Companies, including earnings estimates reported by the Institutional Brokers Estimate System ("IBES") and published historical financial information. IBES is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. BT Wolfensohn calculated that, on a trailing twelve month basis, the multiple of Enterprise Value to EBITDA was 6.4x for Alumax, compared to a range of 6.1x to 7.7x, with a median of 6.4x, for the Selected Companies; the multiple of Enterprise Value to EBIT was 9.6x for Alumax, compared to a range of 9.0x to 14.0x, with a median of 9.9x, for the Selected Companies; and the multiple of Enterprise Value to revenues was 1.0x for Alumax, compared to a range of 0.8x to 1.1x, with a median of 1.0x, for the Selected Companies. BT Wolfensohn further calculated that the multiple of Equity Value to trailing twelve months EPS was 13.5x for Alumax, compared to a range of 15.8x to 21.5x, with a median of 16.3x, for the Selected Companies; the multiple of Equity Value to estimated calendar year 1998 EPS was 10.6x for Alumax, compared to a range of 7.8x to 12.7x, with a median of 12.0x, for the Selected Companies; and the multiple of Equity Value to estimated calendar year 1999 EPS was 8.3x for Alumax, compared to a range of 4.0x to 11.0x, with a median of 9.8x, for the Selected Companies. In addition, BT Wolfensohn calculated that, as of the latest available balance sheet dates, the multiple of Equity Value to BVPS was 1.2x for Alumax, compared to a range of 1.5x to 6.2x, with a median of 2.2x, for the Selected Companies.

  In addition, BT Wolfensohn compared certain median financial multiples for the Selected Companies to the corresponding financial multiples for the Offer and the Merger, based on a transaction value of $50.00 per share. BT Wolfensohn noted that the median multiple for the Selected Companies of Equity Value to trailing twelve months EPS was 16.3x, compared to 19.4x for the Offer and the Merger; the median multiple for the Selected Companies of Enterprise Value to trailing twelve months revenues was 1.0x, compared to 1.3x for the Offer and the Merger; the median multiple for the Selected Companies of Enterprise Value to trailing twelve months EBIT was 9.9x, compared to 12.8x for the Offer and the Merger; and the median multiple for the Selected Companies of Enterprise Value to trailing twelve months EBITDA was 6.4x, compared to 8.2x for the Offer and the Merger. The fact that the financial multiples for the Offer and the Merger exceeded the median financial multiples for the Selected Companies indicated the fairness, from a financial point of view, of the consideration to be received by Alumax stockholders in the Offer and the Merger.

  None of the companies utilized as a comparison is identical to Alumax. Accordingly, BT Wolfensohn believes the analysis of its publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the BT Wolfensohn Opinion, concerning differences in financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies.

  Analysis of Selected Precedent Transactions. BT Wolfensohn reviewed the financial terms, to the extent publicly available (or, with respect to the two transactions involving Alumax, privately available to BT Wolfensohn), of five proposed, pending or completed mergers and acquisition transactions since March 5, 1995 involving companies in the aluminum industry (the "Selected Transactions"), being the only comparable transactions in such period known to BT Wolfensohn that involved a transaction value in excess of $200 million and for which adequate public information was available or to which Alumax was a party. BT Wolfensohn calculated various financial multiples based on certain publicly available information (or, with respect to the two transactions involving Alumax, information privately available to BT Wolfensohn) for each of the Selected Transactions and compared them to corresponding financial multiples for the Offer and the Merger, based on a transaction value of $50.00 per share. The transactions reviewed were: Commonwealth Industries, Inc./CasTech Aluminum Group Inc. (August 19, 1996), Euramax International Ltd./Alumax Fabricated Products (June 27, 1996), Leggett & Platt, Incorporated/Pace Industries, Inc. (May 6, 1996), Alumax/Cressona (October 9,
1995) and Harvard Industries, Inc./Doehler-Jarvis, Inc. (May 17, 1995). BT Wolfensohn calculated that the multiple of Enterprise Value to trailing twelve months revenues was 1.3x for the Offer and the Merger, compared to a range of 0.5x to 1.5x, with a median of 0.8x, for the Selected Transactions; the multiple of Enterprise Value to trailing twelve months EBITDA was 8.2x for the Offer and the Merger, compared to a range of 5.3x to 9.5x, with a median of 7.7x for the Selected Transactions; and the multiple of Enterprise Value to trailing twelve months EBIT was 12.8x for the Offer and the Merger, compared to a range of 6.8x to 16.7x, with a median of 10.5x, for the Selected Transactions. BT Wolfensohn further calculated that the multiple of Equity Value to trailing twelve months EPS was 19.4x for the Offer and the Merger, compared to a range of 13.8x to 14.4x, with a median of 14.1x, for the Selected Transactions (excluding Euramax International Ltd./Alumax Fabricated Products, Leggett & Platt Incorporated/Pace Industries Inc. and Harvard Industries, Inc./Doehler Jarvis Inc.). All multiples for the Selected Transactions were based on public information (or, with respect to the two transactions involving

Alumax, private information) available at the time of announcement of such transaction, without taking into account differing market and other conditions during the three-year period during which the Selected Transactions occurred.

  BT Wolfensohn also calculated various premiums over market value based on certain publicly available information for 24 proposed, pending or completed mergers and acquisition transactions since January 1, 1996 and valued in the range of $1 billion to $5 billion ("M&A Transactions") in the manufacturing industry ("Set A"), 11 M&A Transactions in the trade industry ("Set B"), 57 M&A Transactions in the services industry ("Set C"), 29 M&A Transactions in the financial industry ("Set D"), the 121 M&A Transactions comprising Sets A through D ("Set E") and four M&A Transactions in the manufacturing industry where the consideration consisted of between 20% and 80% cash and between 20% and 80% stock ("Set F"). BT Wolfensohn then compared the calculated premiums over market value to corresponding premiums over market value for the Merger, based on a transaction value of $50.00 per share. BT Wolfensohn calculated that the Set A M&A Transactions were effected at a median premium to the acquired companies' per share market price one month prior to the announcement of the transaction (a "median one-month premium") of 38.1%, the Set B M&A Transactions were effected at a median one-month premium of 29.6%, the Set C M&A Transactions were effected at a median one-month premium of 33.7%, the Set D M&A Transactions were effected at a median one-month premium of 27.0%, the Set E M&A Transactions were effected at a median one-month premium of 31.4%, and the Set F M&A Transactions were effected at a median one-month premium of 30.1%, compared to a premium for the Offer and the Merger of 38.9% and 36.3%, respectively, based on the per share market price one month and one day prior to the March 9, 1998 announcement of the proposed Merger. All multiples for the M&A Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the M&A Transactions occurred. While transactions in the trade industry, services industry and financial industry are not directly comparable to an acquisition of an aluminum manufacturer, they provide additional data regarding the premiums that have been paid in mergers and acquisitions transactions in the $1 billion to $5 billion price range.

  Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Alcoa and Alumax and the companies involved in the Selected Transactions and M&A Transactions, BT Wolfensohn believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the BT Wolfensohn Opinion, concerning differences between the characteristics of these transactions and the Offer and the Merger that could affect the value of the subject companies and businesses and Alcoa and Alumax.

  Historical Exchange Ratio Analysis. BT Wolfensohn reviewed the historical ratio of the daily per share market closing prices of the Common Stock divided by the corresponding prices of the Alcoa Common Stock over the two-year, one-year, six-month and one-month periods prior to March 6, 1998 and as of March 6, 1998 (the last business day prior to announcement of the Offer and the Merger). The average exchange ratios for these time periods and as of such date were 0.5202, 0.4919, 0.4774, 0.5026 and 0.5122, respectively. BT
Wolfensohn then compared these average daily exchange ratios with the Exchange Ratio of 0.6975.

  Contribution Analysis. BT Wolfensohn analyzed the relative contributions of Alcoa and Alumax, as compared to Alumax's relative ownership of approximately 19.4% of the outstanding capital of the combined company (assuming, for purposes of such analysis, a 100% stock transaction), to the pro forma income statement and balance sheet of the combined company, based on (i) actual results for the year ended December 31, 1997, and as of December 31, 1997, with respect to Alumax and (ii) actual results for the twelve month period ending December 31, 1997, and as of September 30, 1997 (with certain adjustments for subsequent events), with respect to Alcoa. This analysis demonstrated that on a pro forma combined basis (excluding (i) the effect of any synergies that may be realized as a result of the Merger, and (ii) non-recurring expenses relating to the Offer and the Merger), based on the twelve month period ending December 31, 1997, Alcoa and Alumax would account for approximately 82% and 18%, respectively, of the combined company's pro forma revenue, approximately

85% and 15%, respectively, of the combined company's pro forma operating profit, and approximately 84% and 16%, respectively, of the combined company's pro forma net income. Based on results as of December 31, 1997 for Alumax and as of September 30, 1997 for Alcoa, the analysis demonstrated that Alcoa and Alumax would account for approximately 80% and 20%, respectively, of the combined company's pro forma assets and liabilities (excluding Alcoa's minority interests) and approximately 74% and 26%, respectively, of the combined company's pro forma book equity. Finally, based on market values as of March 6, 1998, BT Wolfensohn calculated that Alcoa and Alumax would account for approximately 85% and 15%, respectively, of the combined company's market value.

  Discounted Cash Flow Analysis. BT Wolfensohn performed three discounted cash flow analyses for Alumax, each based on different assumptions regarding changes in aluminum prices. BT Wolfensohn calculated the discounted cash flow values for Alumax as the sum of the net present values of (i) the estimated future cash flow that Alumax will generate for the years 1998 through 2002, plus (ii) the value of Alumax at the end of such period. The estimated future cash flows for the years 1998 through 2000 were based on the financial projections for Alumax prepared by Alumax's management, and the estimated future cash flows for the two years thereafter were based on the financial projections prepared by Alumax's management for the year 2000. The first analysis ("Case A") assumed that aluminum prices would remain at the March 6, 1998 price of approximately $0.65 per pound for all years between 1998 and 2002. The second analysis ("Case B") assumed that aluminum prices would be $0.75 per pound for 1998 and $0.78 per pound for all years between 1999 and 2002. The third analysis ("Case C") assumed that aluminum prices would be $0.71 per pound in 1998, $0.76 per pound in 1999, $0.83 per pound in 2000, $0.91 per pound in 2001 and $0.87 in 2002. The terminal values of Alumax in each case were calculated based on both projected EBITDA for 2002 with a range of multiples of 5.0x (4.0x for Case C) to 7.0x (6.0x for Case C) and projected EBIT for 2002 with a range of multiples of 7.0x (6.0x for Case C) to 9.0x (8.0x for Case C). BT Wolfensohn used lower multiples to calculate terminal values for Case C, because Case C assumed the highest aluminum prices in future years, and BT Wolfensohn assumed that the market would be likely to accord lower multiples to the stock price of aluminum manufacturers when aluminum prices and aluminum company earnings are at cyclical high points. BT Wolfensohn used discount rates ranging from 9% to 11%. BT Wolfensohn used such discount rates based on its judgment of the estimated weighted average cost of capital of Alumax and used such multiples based on its review of the trading characteristics of the common stock of the Selected Companies. The analysis for Case A indicated a range of values of $35.06 to $48.12 per share using an EBIT exit multiple and $35.19 to $52.01 per share using an EBITDA exit multiple. The analysis for Case B indicated a range of values of $53.90 to $72.47 per share using an EBIT exit multiple and $50.40 to $72.39 per share using an EBITDA exit multiple. The analysis for Case C indicated a range of values of $57.22 to $78.86 per share using an EBIT exit multiple and $49.49 to $74.16 per share using an EBITDA exit multiple. Because Case A assumed continuation of then current market prices for aluminum, while Cases B and C assumed rising aluminum prices, BT Wolfensohn believed that Case A, which indicated a range of values less than $50 per share, was more conservative than Cases B and C, which indicated higher values, although it recognized that aluminum prices are subject to strong cyclical fluctuation.

  Pro Forma Combined Earnings Analysis. BT Wolfensohn analyzed certain pro forma effects of the Merger under two sets of assumptions regarding aluminum prices. Based on such analyses, BT Wolfensohn computed the resulting dilution/accretion to Alcoa's EPS and cash flow estimates for the fiscal years ending December 31, 1998 and December 31, 1999, after taking into account potential cost savings (assumed, based on information relayed by Alumax following conversations with Alcoa, to be approximately $110 million per year) (the "Synergies") and before non-recurring costs relating to the Offer and the Merger. BT Wolfensohn believed it to be appropriate to take into account potential Synergies, without taking into account non-recurring costs, because of the ongoing effect synergies have on future earnings and the fact that non-recurring costs represent one-time events that would generally not affect future earnings. BT Wolfensohn noted that, assuming that aluminum prices remained constant at the March 6, 1998 rate of $0.65 per pound, after taking into account the potential Synergies for the fiscal years ending December 31, 1998 and December 31, 1999, respectively, and before such non-recurring costs, the Merger would be approximately 4.0% accretive to Alcoa's projected EPS of $4.85 per share and approximately 8.3% accretive to Alcoa's projected cash flow of $9.48 per share, in each case for the fiscal year ending December 31, 1998, and approximately 3.9% accretive to Alcoa's projected EPS of $6.45 per share and approximately 8.4% accretive to Alcoa's projected cash flow of $10.99 per share, in each case for the fiscal year ending December 31, 1999. BT Wolfensohn also noted that, assuming that aluminum prices increased to $0.77 per pound in 1998 and $0.80 in 1999, after taking into account any potential Synergies and before non-recurring costs, the Merger would be approximately 8.5% accretive to Alcoa's projected EPS of $5.88 per share and approximately 10.4% accretive to Alcoa's projected cash flow of $10.51 per share, in each case for the fiscal year ending December 31, 1998, and approximately 11.4% accretive to Alcoa's projected EPS of $7.76 per share and approximately 12.7% accretive to Alcoa's projected cash flow of $12.30 per share, in each case for the fiscal year ending December 31, 1999. For the case assuming increased aluminum prices, BT Wolfensohn used the 1998 aluminum price assumption orally provided by Alcoa management and, for 1999 (because BT Wolfensohn had received no Alcoa projections for 1999), the forecast 1999 aluminum price contained in a recently published analyst's research report. The foregoing pro forma combined earnings analysis was performed by BT Wolfensohn using projected 1998 Alcoa net income figures orally provided by Alcoa management and cash flow forecasts for Alcoa based on depreciation and amortization assumptions orally provided by Alcoa management and, for 1999, forecasted 1999 EPS and cash flow figures for Alcoa contained in a recently published analyst's research report. Stockholders are cautioned not to rely on these projections. The aluminum price assumptions used by BT Wolfensohn in its pro forma combined earnings analysis differed from the assumptions used in its discounted cash flow analysis because BT Wolfensohn believes that, while the discounted cash flow analysis valued Alumax as a stand-alone entity and was therefore based on assumptions provided by Alumax management, the pro forma combined earnings analysis focused on the accretion to Alcoa EPS from the Merger under different aluminum price assumptions, and such analysis, to be more instructive, should be based on a wider range of aluminum price assumptions.

  Pro Forma Stockholder Impact Analysis. Based on the analyses of certain pro forma effects of the Merger under different assumptions regarding aluminum prices described above, BT Wolfensohn computed the impact of the Merger, assuming, for purposes of such computation, a 100% stock transaction, on a single share of Common Stock, after taking into account any potential Synergies and before non-recurring costs relating to the Offer and the Merger. BT Wolfensohn noted that as of March 5, 1998, a single share of Common Stock traded at $36.69, and that as a result of the Merger, one share of Common Stock would be converted into shares of Alcoa Common Stock worth $50.00 based on the Exchange Ratio as of March 5, 1998 and assuming a 100% stock transaction. Based on management's estimates of Alumax's performance and research analyst estimates of Alcoa's performance for the fiscal year ending December 31, 1998, and assuming that aluminum prices remained constant at the current rate of $0.65 per pound, BT Wolfensohn noted that, after taking into account the potential Synergies and before non-recurring costs relating to the Offer and the Merger, for the fiscal year ending December 31, 1998, a single share of Alumax Common Stock would reflect (i) EPS of $2.69, compared to the equivalent of $3.52 post-Merger, (ii) regular dividends per share of $0.00, compared to the equivalent of $0.70 post-Merger, (iii) EBIT per share of $5.83, compared to the equivalent of $8.14 post-Merger, (iv) EBITDA per share of $8.59, compared to the equivalent of $11.79 post-Merger, (v) total assets per share of $61.16, compared to the equivalent of $65.66 post-Merger, (vi) total debt per share of $11.48, compared to the equivalent of $10.63 post-Merger and (vii) BVPS of $32.62, compared to the equivalent of $23.49 post-Merger. Based on management's estimates of Alumax's performance and research analyst estimates of Alcoa's performance for the fiscal year ending December 31, 1998, and assuming that aluminum prices increased to $0.77 per pound in 1998, BT Wolfensohn further noted that, after taking into account the potential Synergies and before non-recurring costs relating to the Offer and the Merger, for the fiscal year ending December 31, 1998, a single share of Common Stock would reflect (a) EPS of $4.06, compared to the equivalent of $4.45 post-Merger, (b) regular dividends per share of $0.00, compared to the equivalent of $0.70 post-Merger, (c) EBIT per share of $8.05, compared to the equivalent of $9.58 post-Merger, (d) EBITDA per share of $10.81, compared to the equivalent of $13.22 post-Merger, (e) total assets per share of $62.50, compared to the equivalent of $65.66 post-Merger, (f) total debt per share of $11.48, compared to the equivalent of $9.58 post-Merger and (g) BVPS of $33.97, compared to the equivalent of $24.42 post-Merger.

  The foregoing summary describes all analyses and factors that BT Wolfensohn deemed material in its presentation to the Alumax Board, but is not a comprehensive description of all analyses performed and factors considered by BT Wolfensohn in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. BT Wolfensohn believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, BT Wolfensohn did not assign specific weights to any particular analyses.

  In conducting its analyses and arriving at its opinion, BT Wolfensohn utilized a variety of generally accepted valuation methods. The analyses were prepared for the purpose of enabling BT Wolfensohn to provide its opinion to the Alumax Board as to the fairness to Alumax's stockholders of the consideration to be received by such stockholders in the Offer and the Merger, taken together, and do not purport to be appraisals of, or necessarily to reflect, the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, BT Wolfensohn made, and was provided by Alumax management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Alumax's or Alcoa's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Alumax, Alcoa or their respective advisors, neither Alumax nor BT Wolfensohn nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

  The terms of the Merger were determined through negotiations between Alumax and Alcoa and were approved by the Alumax Board. Although BT Wolfensohn provided advice to Alumax during the course of these negotiations, the decision to enter into the Merger Agreement and the transactions contemplated thereby was solely that of the Alumax Board. As described above, the opinion of BT Wolfensohn to the Alumax Board was only one of a number of factors taken into consideration by the Alumax Board in making its determination to approve the Offer and the Merger. The BT Wolfensohn Opinion was provided to the Alumax Board to assist it in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to the holders of Common Stock whether to tender their shares in the Offer or as to how to vote with respect to the Merger. BT Wolfensohn has expressed no opinion as to the merits of the underlying decision to engage in the Offer or the Merger.

  Alumax selected BT Wolfensohn as financial advisor in connection with the Offer and the Merger based on BT Wolfensohn's qualifications, expertise, reputation and experience in mergers and acquisitions. BT Wolfensohn is engaged in the merger and acquisition and client advisory business and, for legal and regulatory purposes, is a division of BT Alex. Brown Incorporated, a registered broker dealer and member of the NYSE. Alumax has retained BT Wolfensohn pursuant to a letter agreement dated as of February 4, 1998 (the "Engagement Letter"). As compensation for financial advisory services rendered by BT Wolfensohn, Alumax paid BT Wolfensohn a cash fee of $2.2 million upon the execution and delivery of the Merger Agreement and the announcement of the Offer and the Merger, and $5.5 million became payable to BT Wolfensohn upon completion of the Offer. If the Merger or another Alumax Transaction (as defined below) is consummated, Alumax will pay a cash fee equal to 0.4% of the total amount of cash and the fair market value on the closing date of the Alcoa Common Stock paid to Alumax's stockholders, less any cash amounts already paid to BT Wolfensohn. Based on the closing price of the Alcoa Common Stock on June 29, 1998, which was $66 1/16, and on the assumption that there were 57,316,507 fully diluted shares of Common Stock outstanding immediately prior to the completion of the Offer (after giving effect to the exercise of all of Alumax's stock options), the aggregate fee payable to BT Wolfensohn would be approximately $11.0 million (inclusive of fees already paid). Regardless of whether the Merger is consummated, Alumax has agreed to reimburse BT Wolfensohn for reasonable fees and disbursements of BT Wolfensohn's counsel and all of BT Wolfensohn's reasonable travel and other out-of-pocket expenses incurred in connection with the Offer and the Merger or otherwise arising out of the retention of BT Wolfensohn under the Engagement Letter. Alumax has also agreed to indemnify BT

Wolfensohn and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement, the Offer or the Merger. For purposes of the Engagement Letter, an "Alumax Transaction" means any transaction, through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, in which 40% or more of the voting power of Alumax or all or a substantial portion of its business or assets are combined with or transferred to another company.

  BT Wolfensohn is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. BT Wolfensohn currently receives, and has received in prior years, an annual retainer from Alumax and has provided investment banking services to Alumax for which it has received compensation. BT Wolfensohn and its affiliates may actively trade securities of Alumax or Alcoa for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The following constitutes the opinions of Sullivan & Cromwell, counsel to Alumax, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alcoa, subject to the qualifications set forth below and contained herein, as to the material U.S. federal income tax consequences of the Merger to holders of Common Stock. Such opinions are not binding on the IRS. It is assumed for purposes of this discussion that the shares of Common Stock are held as "capital assets" within the meaning of Section 1221 of the Code. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders in securities that elect to mark to market, persons that hold Common Stock as part of a straddle or conversion transaction, persons who are not citizens or residents of the United States and stockholders who acquired their shares of Common Stock through the exercise of an employee stock option or otherwise as compensation. The following disclosure is for general information only and is based upon the Code, its legislative history, existing and proposed regulations thereunder, published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

 Tax Consequences of the Merger Generally

  No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the Offer and the Merger. Based upon representation letters from each of Alcoa, AMX and Alumax, which will be reconfirmed prior to the closing date of the Merger, and subject to the qualifications set forth herein, in the opinions of Sullivan & Cromwell, counsel to Alumax, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alcoa, the Offer and the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The respective opinions are based on current law and assume that the Merger will be consummated in the manner described in this Proxy Statement/Prospectus and in accordance with the Merger Agreement (without amendment). In addition, the respective opinions are based on the assumption that the fair market value of the stock consideration provided in the Merger will be at least 40% of the fair market value of the total consideration received by the stockholders of Alumax pursuant to the Offer and the Merger. Thus, it is assumed that on the closing date of the Merger the fair market value of each share of Alcoa Common Stock will be at least approximately $50. Consummation of the Merger is conditioned upon (i) Alumax's receipt of an opinion from its counsel, Sullivan & Cromwell, dated the closing date of the Merger, confirming the opinion of Sullivan & Cromwell stated in this paragraph and (ii) Alcoa's receipt of an opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, confirming the opinion of Skadden, Arps, Slate, Meagher & Flom LLP stated in this paragraph. However, Alumax is entitled to waive the condition to consummation of the Merger that it receive such an opinion from Sullivan & Cromwell, and Alcoa is entitled to waive the condition to consummation of the Merger that it receive such an opinion from Skadden, Arps, Slate, Meagher & Flom LLP. In the event that both Alumax and Alcoa waive such conditions, or if the U.S. federal income tax consequences described in the opinions dated the closing date of the Merger differ materially from those described above, Alumax will circulate revised proxy materials and resolicit the vote of its stockholders.

  Based on the above assumptions and qualifications, for U.S. federal income tax purposes (i) no gain or loss will be recognized by Alcoa, AMX or Alumax pursuant to the Offer or the Merger, (ii) a stockholder of Alumax who has exchanged all of such stockholder's Common Stock solely for cash in the Offer will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder's adjusted tax basis in the shares surrendered, (iii) a stockholder of Alumax who has not exchanged any shares pursuant to the Offer and who receives solely Alcoa Common Stock in exchange for shares in the Merger will not recognize any gain or loss and (iv) a stockholder of Alumax who receives a combination of cash and Alcoa Common Stock in the Offer and the Merger will not recognize loss but will recognize gain, if any, on the shares so exchanged to the extent of any cash received.

 Exchange of Common Stock Solely for Cash

  In general, a stockholder of Alumax who has exchanged all of such stockholder's shares of Common Stock for cash in the Offer, or upon the exercise of appraisal rights in connection with the Merger, will recognize capital gain or loss equal to the difference between the amount of cash received and such stockholder's adjusted tax basis in the shares of Common Stock surrendered. The gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year.

 Exchange of Common Stock Solely for Alcoa Common Stock

  A stockholder of Alumax who has not exchanged any shares of Common Stock pursuant to the Offer and who receives solely Alcoa Common Stock in exchange for shares in the Merger will not recognize any gain or loss upon such exchange. Such stockholder may recognize gain or loss, however, to the extent cash is received in lieu of a fractional share of Alcoa Common Stock, as discussed below. The aggregate adjusted tax basis of the shares of Alcoa Common Stock received in such exchange will be equal to the aggregate adjusted tax basis of the shares surrendered therefor, and the holding period of the Alcoa Common Stock will include the holding period of the shares of Common Stock surrendered therefor.

 Exchange of Common Stock for Alcoa Common Stock and Cash

  A stockholder of Alumax who receives a combination of cash and shares of Alcoa Common Stock in the Offer and the Merger will not recognize loss but will recognize gain, if any, on the shares so exchanged to the extent of any cash received. Any such recognized gain will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes, in which case such gain will be treated as ordinary dividend income to the extent of such stockholder's ratable share of Alumax's accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, the holding period for such shares is greater than one year. The following is a brief discussion of such potential tax treatment; however, Alumax stockholders should consult their own tax advisors as to the possibility that all or a portion of any cash received in exchange for their Common Stock will be treated as a dividend.

  The stock redemption provisions of Section 302 of the Code apply in determining whether cash received by a stockholder of Alumax pursuant to the Merger has the effect of a distribution of a dividend under Section 356(a)(2) of the Code (the "Hypothetical Redemption Analysis"). Under the Hypothetical Redemption Analysis, a stockholder of Alumax will be treated as if the portion of the shares of Common Stock exchanged for cash in the Merger had been instead exchanged for shares of Alcoa Common Stock (the "Hypothetical Shares"), followed immediately by a redemption of the Hypothetical Shares by Alcoa for cash. Under the principles of Section 302 of the Code, a stockholder of Alumax will recognize capital gain rather than dividend income with respect to the cash received if the hypothetical redemption is "not essentially equivalent to a dividend" or is

"substantially disproportionate" with respect to such stockholder. In applying the principles of Section 302, the constructive ownership rules of Section 318 of the Code will apply in comparing the stockholder's ownership interest in Alcoa both immediately after the Merger (but before the hypothetical redemption) and after the hypothetical redemption.

  Whether the hypothetical redemption by Alcoa of the Hypothetical Shares for cash is "not essentially equivalent to a dividend" with respect to a stockholder of Alumax will depend upon such stockholder's particular circumstances. However, the hypothetical redemption must, in any event, result in a "meaningful reduction" in such stockholder's percentage ownership of Alcoa stock. In determining whether the hypothetical redemption by Alcoa results in a meaningful reduction in the stockholder's percentage ownership of Alcoa stock, and therefore, does not have the effect of a distribution of a dividend, a stockholder of Alumax should compare his or her share interest in Alcoa (including interests owned actually, hypothetically and constructively) immediately after the Merger (but before the hypothetical redemption) to his or her interest after the hypothetical redemption. The IRS has indicated, in Revenue Ruling 76-385, that a stockholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the stockholder's actual and constructive ownership before and after the hypothetical redemption. In Revenue Ruling 76-385, the IRS found a reduction from .0001118% to .0001081% to be a meaningful reduction.

  The hypothetical redemption transaction would be "substantially disproportionate," and therefore, would not have the effect of a distribution of a dividend with respect to a stockholder of Alumax who owns less than 50% of the voting power of the outstanding Alcoa Common Stock if the percentage of Alcoa Common Stock actually and constructively owned by such stockholder immediately after the hypothetical redemption is less than 80% of the percentage of Alcoa Common Stock actually, hypothetically and constructively owned by such stockholder immediately before the hypothetical redemption.

  The aggregated adjusted tax basis of the shares of Alcoa Common Stock received in such exchange will be equal to the aggregate tax basis of the shares surrendered therefor, decreased by the cash received and increased by the amount of gain recognized, if any. The holding period of Alcoa Common Stock will include the holding period of the shares of Common Stock surrendered therefor.

 Cash Received in Lieu of a Fractional Interest of Alcoa Common Stock

  Cash received in lieu of a fractional share of Alcoa Common Stock will be treated as received in redemption of such fractional interest and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the shares of Common Stock allocable to such fractional interest. Such gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year.

  The Taxpayer Relief Act of 1997 (the "1997 Act") created several new categories of capital gains applicable to noncorporate taxpayers. Under prior law, noncorporate taxpayers were generally taxed at a maximum rate of 28% on net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss). Noncorporate taxpayers are now generally taxed at a maximum rate of 20% on net capital gain attributable to the sale of property held for more than eighteen months, and a maximum rate of 28% on net capital gain attributable to the sale of property held for more than one year but not more than eighteen months. The 1997 Act did not affect the treatment of short-term capital gain or loss (generally, gain or loss attributable to capital assets held for one year or less) and did not affect the taxation of capital gains of corporate taxpayers. Pending tax legislation would, if enacted, reduce the maximum rate for all noncorporate taxpayers on net capital gain attributable to the sale of property held for more than one year to 20%.

 Backup Withholding and Information Reporting

  Payments of cash to a holder surrendering shares of Common Stock will be subject to information reporting and "backup" withholding (whether or not the holder also receives Alcoa Common Stock) at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

  THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. THUS, ALUMAX STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ANTITRUST FILINGS

  Under the HSR Act and the rules that have been promulgated thereunder by the FTC, the acquisition of shares of Common Stock by AMX pursuant to the Offer and the Merger may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. Both Alcoa and Alumax filed Hart-Scott-Rodino Notification and Report Forms on March 16, 1998. On March 31, the DOJ issued a Second Request to Alcoa and a CID to Alumax. The Second Request and CID sought similar information and documents regarding the two companies' operations and business plans.

  On May 22, 1998, Alcoa made its final submission of materials responsive to the Second Request and certified that it was in substantial compliance with the Second Request. At the same time, Alcoa agreed with the DOJ that it would not close the Offer or the Merger prior to June 15, 1998, in order for the DOJ to complete its review of the transaction. Alumax subsequently sent the DOJ its final submission of materials responsive to the CID.

  On June 15, 1998, the DOJ, through its Antitrust Division, commenced a law suit in the District Court alleging that the Offer and Merger gave rise to competitive concerns in the production and sale of cast plate. The complaint alleges that Alcoa and Alumax are the two largest producers of aluminum cast plate in the world, and are each other's most significant competitor. It alleges further that, after the Merger, Alcoa would own almost 90% of the cast plate manufacturing business in the world, and that this result would violate
Section 7 of the Clayton Act, 15 U.S.C. (S) 18. The parties and the DOJ have agreed that Alcoa will divest its cast plate business (consisting of its Vernon cast plate facility and certain tangible and intangible assets relating thereto) pursuant to a mutually-agreed court order. To effectuate that agreement, on June 15, 1998, simultaneously with the filing of the complaint, the DOJ filed the Consent Decree with the District Court for the District of Columbia. If approved and promulgated by the District Court as expected, the Consent Decree will require Alcoa to: (1) divest its cast plate business within 180 days of the date of the filing or within five days of the notice of entry of final judgment by the court, whichever is later; and (2) in the meantime operate its cast plate business separate and apart from the other operations of Alcoa. The case filed by the United States bears docket no. 1:98CV01497, and the full text of the Consent Decree is on file with the District Court (as is the Competitive Impact Statement the DOJ prepared on the proposed settlement).

  The Antitrust Division and the FTC retain the right, at any time before or after consummation of the Merger, to take such action under the antitrust laws as it deems necessary or desirable in the public interest, as could any state. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of Alumax or businesses of Alcoa or Alumax by Alcoa. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, what the outcome of such challenge would be.

  In addition, the antitrust and competition laws of the European Community and certain other foreign jurisdictions require notification of the transaction and the observance of pre-consummation waiting periods. Under applicable regulations of the European Community, the transaction may not become effective until it has been declared compatible with the common market pursuant to applicable regulations of the European Community. On April 25, 1998, Alcoa notified the transaction to the European Commission as required by the Merger Regulation. On May 6, 1998, the European Commission published a notice in the Official Journal, inviting interested third parties to submit their observations on the proposed transaction before May 17, 1998, a required step in any merger notification in the European Union. On May 28, 1998, the European Commission cleared the transaction without proceeding to an in-depth four month review.

  Alcoa and Alumax submitted premerger notifications to the competition authorities of Canada, Mexico and Poland. The seven-day waiting period triggered by the Canadian filing expired on May 27, 1998, although under certain limited circumstances the Canadian Competition Bureau (the "CCB") still could order Alcoa to hold one or more parts of Alumax's business separate or could seek an injunction preventing the closing. Alcoa and Alumax are currently in the process of responding to a voluntary request for information from the CCB regarding the two companies' operations, products and market conditions and expect to complete that response in the near future. Under Canadian law, the CCB continues to have the authority to challenge the Merger on antitrust grounds for a period of three years following substantial completion of the Merger. The Mexican filing was completed on June 10, 1998 and Alcoa and Alumax, in response to a request from the Mexican Federal Competition Commission (the "MFCC"), provided certain additional information about the transaction on June 19, 1998. Under Mexican law the transaction may be closed before the MFCC completes its investigation unless the MFCC issues a "stop order," which would prohibit the closing of the transaction until a favorable resolution is reached. Under Mexican law, even if the transaction is completed but the specific approval by the MFCC has not been obtained, the MFCC will continue to have the authority to challenge the transaction on antitrust grounds. There can be no assurance that a challenge to the transaction on antitrust grounds will not be made or, if such a challenge is made, what the outcome of such challenge would be. The two-month waiting period in Poland is set to expire on July 20, 1998, but may be extended by the Polish Office of Competition and Consumer Protection (the "POCCP"). In the meantime, the parties may not formally implement the Merger in Poland (by, for example, combining operations in Poland). The parties are presently in the process of responding to a request from the POCCP about the effect of the Merger on Poland and the parties expect to complete that response in the near future.

  It is not expected that actions by the Canadian, Mexican or Polish competition authorities will have any material impact on the timing of the Merger or its implementation.

CERTAIN LITIGATION

  Following the March 9, 1998 announcement of the proposed acquisition of Alumax by Alcoa and AMX, five putative class actions on behalf of stockholders of Alumax were filed in the Delaware Court of Chancery against Alumax and certain of Alumax's directors, four of which actions also name Alcoa as a defendant. The plaintiffs in those actions allege, among other things, that the director defendants agreed to a buyout of Alumax at an inadequate price, that they failed to provide Alumax's stockholders with all necessary information about the value of Alumax, that they failed to make an informed decision as no market check of Alumax's value was obtained and that the acquisition is structured to ensure that stockholders will tender their shares and is coercive. Plaintiffs seek to enjoin the acquisition or to rescind it in the event that it is consummated and to cause Alumax to implement a "full and fair" auction for Alumax. Plaintiffs seek compensatory damages in an unspecified amount, costs and disbursements, including attorneys' fees, and such other relief as the Delaware Court of Chancery deems appropriate.

  On March 18, 1998, an amended class action complaint was filed in Kwalbrun
v. Brown et al. The amended complaint adds AMX as a defendant and alleges, among other things, that the Tender Offer Statement on Schedule 14D-1 filed by Alcoa and AMX in connection with the Offer (the "Schedule 14D-1") and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Alumax in connection with the Offer (the "Schedule 14D-9") purportedly failed to disclose certain information necessary for Alumax's stockholders to make an informed decision regarding the Offer and the other transactions contemplated by the Merger Agreement, including the following: (i) that the Schedule 14D-9 purportedly failed to disclose the efforts made (or not made) by the Alumax Board to comply with their fiduciary duties to solicit indications of interest or competing bids from third parties in the transactions contemplated by the Merger Agreement, (ii) that no explanation or rationale is offered for the individual defendants' purported failure to explore other strategic alternatives, (iii) that the individual defendants purportedly failed to disclose Alumax's rationale in directing its financial advisor not to conduct a formal auction of Alumax or at least to solicit competing bids, (iv) that purportedly none of the information contained in the various documents relied upon by BT Wolfensohn in rendering its fairness opinion was provided to stockholders or accounted for in the fairness opinion of BT Wolfensohn, (v) that the Schedule 14D-9 and the fairness opinion purportedly failed to disclose what evaluation methodologies were employed by BT Wolfensohn in rendering its fairness opinion, (vi) that the Schedule 14D-1 purportedly failed to provide any information about Alumax's growth and profitability, and
(vii) that the Schedule 14D-9 purportedly failed to disclose any detailed or meaningful information about certain employment agreements between Alumax and certain members of Alumax's senior management. In addition, such amended complaint alleges that the Merger Agreement purportedly creates disabling conflicts of interest by conferring extraordinary benefits on Alumax's senior management, that the individual defendants allegedly failed to act in an informed manner and to maximize stockholder value, and that Alcoa allegedly aided and abetted the breaches of fiduciary duty committed by the individual defendants. The amended complaint seeks the same relief requested by the plaintiffs in the original complaint.

  Copies of the complaints, as amended, filed in the five putative class action lawsuits are filed as exhibits to the Registration Statement and are incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibits.

RESALE OF ALCOA COMMON STOCK

  All shares of Alcoa Common Stock received by holders of Common Stock in the Merger will be freely transferable, except that shares of Alcoa Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Alumax at the time of the Special Meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Alcoa) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Alumax or Alcoa generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Merger Agreement requires Alumax to use its reasonable best efforts to cause each of its affiliates to execute a written agreement (an "Affiliates Letter") to the effect that such person will not offer to sell, transfer, or otherwise dispose of any of the shares of Alcoa Common Stock issued to such person in or pursuant to the Merger unless such sale, transfer or other disposition (a) has been registered under the Securities Act, (b) is made in conformity with Rule 145 under the Securities Act or (c) is exempt from registration under the Securities Act.

MANAGEMENT AND OPERATIONS OF ALUMAX FOLLOWING THE MERGER

  It is expected that, initially following the Merger, the business and operations of Alumax will, except as set forth herein, be continued substantially as they are currently being conducted. Alcoa will continue to evaluate the business and operations of Alumax during the pendency of the Merger and after the consummation of the Merger and will take such actions as it deems appropriate under the circumstances then existing. Alcoa intends to undertake a comprehensive review of Alumax's business, operations, capitalization and management with a view to optimizing development of Alumax's potential in conjunction with Alcoa's business.

  Except as indicated herein, Alcoa does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Alumax or any subsidiary of Alumax, a sale or transfer of a material amount of assets of Alumax or any subsidiary of Alumax or any other material change in Alumax's capitalization or dividend policy or any other material changes in Alumax's corporate structure or business.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  The stockholders of Alumax should be aware that certain members of Alumax's management and members of the Alumax Board have certain interests in the Merger that are different from, or in addition to, the interests of stockholders of Alumax generally. Alumax has entered into certain employment agreements and termination of employment and change in control arrangements with its executive officers, directors and affiliates, as summarized below.

 Agreements with Certain Employees

  Alumax has entered into agreements with each of Messrs. Allen Born and Thomas G. Johnston and Ms. Helen M. Feeney, which provide for certain termination and change in control arrangements, as described below. Each of such agreements is filed as an exhibit to the Registration Statement and incorporated by reference herein, and the following summaries are qualified in their entirety by reference thereto.

  An employment agreement with Mr. Born as amended and restated as of December 5, 1996 provides, among other things, for the grant to Mr. Born of certain stock options and stock units, which vest early in the event of a Change in Control (as defined below) of Alumax. The employment agreement also provides that Mr. Born will be paid termination compensation if his employment is terminated by Alumax due to a Change in Control. Such termination compensation includes (i) a cash payment equal to his monthly compensation based upon his then current annual salary plus his target award under Alumax's Annual Incentive Plan (the "Annual Plan") multiplied by the number of full and fractional years remaining between the date of termination and December 31, 1999; (ii) a pro rata portion of his target award under the Annual Plan, determined on the assumption that all applicable performance objectives have been met; (iii) vesting and payment in cash of the value of all previously granted performance accelerated restricted stock awards under Alumax's Long Term Incentive Plan; (iv) maintenance of all insurance plans in effect for Mr. Born until December 31, 1999, or until the commencement of equivalent benefits from a new employer; (v) for a period terminating on the earlier of three years after termination or the commencement of equivalent benefits from a new employer, third-party professional financial and tax advisory services; and
(vi) for a period terminating one year after the date of termination of employment, payment of benefits equivalent on an after-tax basis to the benefits Mr. Born would have received under all employee benefit and executive compensation plans (other than stock option and incentive plans) in which he was participating immediately prior to termination, as if he had received credit for age and service under such plans during such period following termination. The agreement further provides that, in the event any termination payment or benefits pursuant thereto (together with any payments under any other plans, policies or arrangements) are subject to excise tax under federal tax law, Alumax will increase Mr. Born's termination payment to the extent necessary to put him in the same after-tax position as he would have had if the excise tax had not been imposed. If Mr. Born's employment were to be terminated immediately following the Merger, the estimated aggregate amount payable to him pursuant to the employment agreement would be approximately $12.2 million. If Mr. Born were to exercise the cash election option in respect of all options, units and other awards that vest upon a Change in Control, he would receive an additional cash payment of approximately $16.4 million.

  An employment agreement with Mr. Johnston dated December 4, 1997 provides, among other things, for the grant of certain performance-based restricted stock awards, which vest early in the event of a Change in

Control. The agreement also provides that Mr. Johnston will be paid termination compensation if, among other reasons, there is a Change in Control of Alumax. Such termination compensation includes (i) a cash payment equal to 36 months of his monthly compensation based upon Mr. Johnston's then current annual salary plus his target award under the Annual Plan; (ii) a pro rata portion of an incentive compensation award under the Annual Plan, determined on the assumption that all applicable performance objectives have been met;
(iii) vesting of performance-based restricted stock units or other performance awards under Alumax's Long Term Incentive Plan; and (iv) for a period terminating on the earlier of 36 months after termination or the commencement of equivalent benefits from a new employer (a) third-party professional financial and tax advisory services; (b) the maintenance of all insurance plans then in effect for him; and (c) payments of benefits equivalent on an after-tax basis to the benefits Mr. Johnston would have received under the employee benefit and executive compensation plans (other than stock option and incentive plans) in which he was participating immediately prior to termination. The agreement further provides that in the event any termination payment or benefits pursuant thereto (together with any payments under any other plans, policies or arrangements) are subject to excise tax under federal tax laws, Alumax will increase Mr. Johnston's termination payment to the extent necessary to put him in the same after-tax position as he would have had if the excise tax had not been imposed. Mr. Johnston retired on June 16, 1998. The estimated aggregate amount payable to Mr. Johnston pursuant to the employment agreement (including amounts payable pursuant thereto under Alumax's Executive Separation Policy) is approximately $14.8 million. If Mr. Johnston were to exercise the cash election option in respect of all options, units and other awards that vested upon a Change in Control, he would receive an additional cash payment of approximately $2.4 million.

  Pursuant to an agreement with Ms. Feeney dated November 15, 1993, as amended as of February 3, 1994, Alumax made an award of stock options and stock units to Ms. Feeney, which options and units vest early upon a Change in Control. If Ms. Feeney were to exercise the cash election option in respect of all such options and units that vest upon a Change in Control, she would receive a cash payment of approximately $291,000.

  For purposes of this section, the term "Change in Control" includes the purchase by AMX or Alcoa of 20% or more of the shares of Common Stock or the approval by the stockholders of Alumax of the Merger.

 Other Severance Arrangements

  On March 5, 1998, in connection with the review by the Alumax Board of executive compensation and employee benefits in the event of a "Change in Control" (which, for purposes of this section, includes the purchase by AMX or Alcoa of 20% or more of the shares of Common Stock or the approval by the stockholders of Alumax of the Merger) of Alumax and upon the recommendation of the Human Resources and Compensation Committee of the Alumax Board, the Alumax Board approved certain actions described below with respect to termination and change in control arrangements of Alumax.

  The Alumax Board approved the amendment of Alumax's Executive Separation Policy, which is applicable to all officers and other key executives of Alumax other than Mr. Born (20 employees), to (a) increase from 1.5 times to 3 times annual compensation (defined as annual salary plus annual incentive award at target) the lump sum cash payment payable in the event of termination of an employee's employment by Alumax without "cause" or by the employee for "good reason" within two years following a Change in Control of Alumax and (b) increase from 18 months to three years the period following the Change in Control that Alumax is required to maintain certain benefits for such employees. The amendment further provides that in the event that any such termination payments or benefits (together with any payments under any other plans, policies or arrangements) are subject to excise tax under Federal tax laws, Alumax will increase such termination payment to put each such executive in the same after-tax position as he or she would have had if the excise tax had not been imposed. Assuming the employment of each such officer or key executive of Alumax is terminated immediately following the Merger by Alumax without "cause" or by the employee for "good reason," the estimated aggregate amount payable to such officers pursuant to the Executive Separation Policy (excluding amounts payable thereunder to Mr. Johnston pursuant to the employment agreement described under "--Agreements with Certain Employees" above) would be approximately $69.8 million. A copy of the Executive Separation Policy (as amended and restated on March 5, 1998) is filed as an exhibit to the Registration Statement and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibit.

  In addition, if all officers and other key executives of Alumax were to exercise the cash election option in respect of all options, units and other awards granted under employee incentive or benefit plans, programs or arrangements maintained by Alumax that vest early upon a Change in Control, the aggregate amount of the additional cash that would be payable to such officers and other key executives would be approximately $9.8 million (excluding amounts that would be payable to Messrs. Born and Johnston and Ms. Feeney upon the exercise of such cash election option as described under "--Agreements with Certain Employees" above).

  The Alumax Board also adopted the Separation Policy for Corporate Employees, which provides that in the event of termination of employment of any regular salaried employee at Alumax's headquarters and satellite locations (approximately 200 persons) by Alumax without "cause" or by the employee for "good reason" within two years following a Change in Control of Alumax, each such employee is entitled to (a) a lump sum payment in cash equal to between
0.5 and 1.5 times his or her annual compensation (defined as annual salary plus annual incentive award at target), (b) a pro rata portion of an incentive compensation award, determined on the assumption that all applicable targets have been met, and (c) the maintenance of certain benefits for a period ranging from six to 18 months after termination, in each case based upon length of service with Alumax. A copy of the Separation Policy for Corporate Employees adopted on March 5, 1998 is filed as an exhibit to the Registration Statement and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such exhibit.

  At the March 5, 1998 meeting, the Alumax Board also approved the payment to each director, in the event of a Change in Control, of an amount in cash equal to three times the payments normally made to such director for Alumax Board services during a year. In the cases of two directors of the Alumax Board whose retirement was scheduled for a date less than three years from the date of the meeting, the multiple used in calculating the payments will be the number of years (including fractions) between the date of the consummation of the Merger and the director's normal retirement date. The aggregate amount payable under this arrangement to the members of the Alumax Board (excluding Mr. Born) upon a Change in Control, assuming it occurred at July 30, 1998, would be $1,851,210, payable as follows: Mr. Bonney--$223,650; Mr. H. Brown-- $141,750; Mr. L. D. Brown--$220,050; Mr. Des Marais--$221,850; Mr. Huntingon--
$134,910; Mr. Landau--$218,250; Mr. MacAvoy--$248,850; Mr. Powers--$209,250;
Ms. Wexler--$232,650. In addition, if the cash election option were exercised in respect of options held by directors that vest upon a Change in Control, Mr. Bonney would receive an additional payment of approximately $119,000.

ACCOUNTING TREATMENT

  The Merger will be accounted for under the "purchase" method of accounting whereby the purchase price paid by Alcoa will be allocated to the assets acquired and liabilities assumed based on their respective fair values. Such allocations will be made based upon valuations and other studies that have not been finalized. The excess of such purchase price over the amounts so allocated will be treated as goodwill.

APPRAISAL RIGHTS

  Stockholders of Alumax will not have appraisal rights under the DGCL in respect of the Merger Consideration because the Merger Consideration will consist entirely of Alcoa Common Stock or an amount in cash in lieu of a fractional share interest.

  Several decisions by Delaware courts have held, however, that in certain instances a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. The Delaware Supreme Court has indicated in recent decisions that, in most cases, the remedy available in a merger that is found not to be "fair" to minority stockholders is the right to appraisal under Section 262 of the DGCL or a damages remedy based on essentially the same principles.

  The foregoing discussion of the rights of dissenting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights, and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, which is reprinted in its entirety as Appendix III to this Proxy Statement/Prospectus. The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of Section 262 of the DGCL.

PUBLIC TRADING MARKETS

  The Common Stock is currently listed on the NYSE under the symbol "AMX." Alcoa Common Stock currently is listed on the NYSE under the symbol "AA." Application will be made for the listing on the NYSE of the shares of Alcoa Common Stock to be issued in the Merger. The listing of such shares of Alcoa Common Stock on the NYSE is a condition to the consummation of the Merger. See "The Merger Agreement--Conditions to Consummation of the Merger."

                             THE MERGER AGREEMENT

  The following summary of the material provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix I to this Proxy Statement/Prospectus and is incorporated herein by reference. Holders of Common Stock are urged to read the Merger Agreement carefully. Capitalized terms used in this section or elsewhere in this Proxy Statement/Prospectus but not defined in this Proxy Statement/Prospectus shall have the meanings attributed to them in the Merger Agreement.

THE OFFER

  The Merger Agreement provides for the making of the Offer to purchase up to 27,000,000 shares of Common Stock at a price of $50.00 per share in cash, net to the seller, by AMX, a newly formed subsidiary of Alcoa. The Offer was commenced on March 13, 1998 and expired at 5:00 pm, New York City time, on June 16, 1998. Pursuant to the Offer, if more than 27,000,000 shares of Common Stock are validly tendered prior to the expiration date of the Offer (the "Expiration Date") and not withdrawn, AMX agreed to accept for payment (and thereby purchase) 27,000,000 shares of Common Stock, on a pro rata basis, with adjustments to avoid purchases of fractional shares, based upon the number of shares of Common Stock validly tendered on or prior to the Expiration Date and not withdrawn by each tendering stockholder. The 27,000,000 shares of Common Stock to which the Offer relates represents approximately 50% of the issued and outstanding shares of Common Stock. At the expiration of the Offer on June 16, 1998, 48,735,807 shares of Common Stock had been validly tendered and not withdrawn, of which 27,540,000 shares were accepted for payment by AMX.

GENERAL; MERGER CONSIDERATION

  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, following the purchase of shares of Common Stock pursuant to the Offer, Alumax will be merged with and into AMX, which will be the surviving corporation in the Merger (the "Surviving Corporation").

  The Merger Agreement provides that, at the Effective Time, each issued and outstanding share of Common Stock, other than shares owned by Alcoa and its subsidiaries immediately prior to the Effective Time (excluding shares held by Alumax and its subsidiaries) (the "Excluded Shares"), shall be converted into, and become exchangeable for, the right to receive: (i) 0.6975 of a share of Alcoa Common Stock, if AMX purchased, pursuant to the Offer, no fewer than the 50% Share Number of shares of Common Stock; or (ii) that fraction of a share of Alcoa Common Stock equal to the Adjusted Exchange Ratio plus an amount in cash equal to the Merger Cash Prorate Amount, if AMX purchased, pursuant to the Offer, fewer than the 50% Share Number of shares. Because AMX purchased no fewer than the 50% Share Number pursuant to the Offer, each such share of Common Stock will be converted into, and become exchangeable for, the right to receive 0.6975 of a share of Alcoa Common Stock.

CLOSING; EFFECTIVE TIME

  The closing of the Merger (the "Closing") shall take place on a date to be specified (the "Closing Date"), which shall be no later than the second business day after satisfaction of the conditions to the Merger, unless another time or date is agreed to in writing by Alumax, Alcoa and AMX. On the Closing Date, Alumax, Alcoa and AMX will file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") and make all other filings or recordings required under the DGCL in order to effect the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such other time as is specified in the Certificate of Merger. See "--Conditions to Consummation of the Merger" and "The Merger-- Antitrust Filings."

CANCELLATION OF SHARES

  At the Effective Time, by virtue of the Merger: (a) each share of Common Stock owned by Alcoa, AMX, any of their respective subsidiaries, Alumax or any subsidiary of Alumax shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; (b) each issued and outstanding share of Common Stock, other than Excluded Shares and Dissenting Shares, shall be converted into, and become exchangeable for the right to receive, the Merger Consideration; and
(c) each issued and outstanding share of common stock, par value $.01 per share, of AMX shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

EXCHANGE OF CERTIFICATES

  Alcoa shall designate a bank or trust company reasonably acceptable to Alumax to act as agent for the holders of the shares of Common Stock (other than Excluded Shares) in connection with the Merger (the "Exchange Agent") to receive in trust from Alcoa as of the Effective Time for the benefit of such holders (i) certificates ("Alcoa Certificates") representing the number of whole shares of Alcoa Common Stock and (ii) the aggregate amount of cash (if any) issuable in exchange for outstanding shares (such shares of Alcoa Common Stock and cash (if any), together with any dividends or distributions with respect thereto with a record date after the Effective Time and any cash payable in lieu of any fractional shares of Alcoa Common Stock being hereinafter referred to as the "Exchange Fund").

  As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record, as of the Effective Time, a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Common Stock (the "Certificates"), whose shares of Common Stock were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) an Alcoa Certificate representing that number of whole shares of Alcoa Common Stock which such holder has the right to receive, (ii) any cash included in the Merger Consideration, (iii) certain dividends or other distributions and (iv) cash in lieu of any fractional share for each share of Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If the issuance of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of exchange that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such exchange shall have paid all transfer and other taxes required by reason of the issuance to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

TRANSFERS

  After the Effective Time, the stock transfer books of Alumax shall be closed, and thereafter there shall be no further registration of transfers of shares of Common Stock on the records of Alumax.

TERMINATION OF EXCHANGE FUND; NO LIABILITY

  At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Exchange Agent, and holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

LOST, STOLEN OR DESTROYED CERTIFICATES

  In the event any Certificates for shares of Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Alcoa, the posting by such Person of a bond in such sum as Alcoa may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will issue the Merger Consideration deliverable in respect of the shares of Common Stock represented by such lost, stolen or destroyed Certificates.

DIVIDENDS; DISTRIBUTIONS

  No dividends or other distributions with respect to Alcoa Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Alcoa Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to the Merger Agreement, and all such dividends, distributions and cash in lieu of fractional shares of Alcoa Common Stock shall be paid by Alcoa to the Exchange Agent and shall be included in the Exchange Fund, in each case, until the surrender of such Certificate in accordance with the Merger Agreement.

NO FRACTIONAL SHARES

  No Alcoa Certificates or scrip representing fractional shares of Alcoa Common Stock shall be issued upon surrender for exchange of Certificates. In lieu of any such fractional shares, each holder of a Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Certificate shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account all shares of Common Stock held at the Effective Time by such holder) would otherwise be entitled by (b) the closing price for a share of Alcoa Common Stock on the NYSE on the Closing Date.

ADJUSTMENTS TO PREVENT DILUTION

  In the event that Alcoa changes the number of shares of Alcoa Common Stock, or securities convertible or exchangeable into or exercisable for shares of Alcoa Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.

CONDITIONS TO CONSUMMATION OF THE MERGER

 Mutual Conditions

  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the following conditions:

    (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock;

    (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity (as defined in the Merger Agreement) which prohibits the consummation of the Merger substantially on the terms contemplated in the Merger Agreement or has the effect of making the acquisition of shares of Common Stock by Alcoa or AMX or any affiliate of either of them illegal;

    (c) Alcoa or AMX or any affiliate of either of them shall have purchased shares of Common Stock pursuant to the Offer, except that this condition will not apply if Alcoa, AMX or such affiliate has failed to purchase shares of Common Stock pursuant to the Offer in breach of their obligations under the Merger Agreement;

    (d) the applicable waiting period under the HSR Act shall have expired or been terminated;

    (e) the shares of Alcoa Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

    (f) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act.

 Additional Conditions to the Obligations of the Parties

  In addition, the Merger Agreement provides (i) that the obligation of Alcoa and AMX to effect the Merger shall be subject to the receipt by Alcoa of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Alcoa, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) that the obligation of Alumax to effect the Merger shall be subject to the receipt by Alumax of an opinion of Sullivan & Cromwell, tax counsel to Alumax, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

  The Merger Agreement also provides that, in the event that AMX purchases a number of shares of Common Stock in the Offer which is less than the 50% Share Number, the respective obligations of Alcoa and AMX and Alumax to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, unless waived in writing by the party to which the condition applies or unless the approval of Alumax's stockholders to the Merger is obtained prior thereto, in which event such conditions will thereupon be deemed fulfilled: (i) that the representations and warranties of the other party or parties, as the case may be, set forth in the Merger Agreement will be true and correct, ignoring for this purpose any qualification as to materiality or Material Adverse Effect, as if such representations or warranties were made as of the Effective Time, except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on such party or parties, (ii) that the other party will have performed and complied in all material respects with all agreements, obligations and conditions required by the Merger Agreement to be performed and complied with by it on or prior to the closing date and (iii) that such party or parties will have furnished a certificate of an officer to evidence compliance with the conditions set forth in clauses (i) and (ii) of this sentence.

SOLICITATION BY ALUMAX

  The Merger Agreement provides that nothing contained in the Merger Agreement prohibits the Alumax Board from furnishing information to, or entering into discussions with, any Person that makes a bona fide Acquisition Proposal. The term "Acquisition Proposal", as defined in the Merger Agreement, means any tender or exchange offer involving the capital stock of Alumax or any of its subsidiaries, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, Alumax or any of its subsidiaries, any proposal or offer with respect to any merger, consolidation, business combination, recapitalization, liquidation, dissolution or restructuring of or involving Alumax or any of its subsidiaries, or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to Alumax or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. Additionally, the Merger Agreement provides that nothing contained in the Merger Agreement prohibits Alumax from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Alumax's stockholders if the Alumax Board determines in good faith, after consultation with outside legal counsel, that it is necessary to do so in order to avoid breaching its fiduciary duties under applicable law; provided, however, that neither Alumax nor the Alumax Board nor any committee thereof may withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger, or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal, except if, and only to the extent that, the Alumax Board, based on the advice of outside legal counsel, determines in good faith that such Acquisition Proposal is a bona fide Acquisition Proposal made by a third party to acquire, directly or indirectly, 20% or more of the outstanding shares of Common Stock on a fully diluted basis or all or substantially all the assets of Alumax and its subsidiaries and otherwise on terms and conditions which the Alumax Board determines in good faith, after consultation with and based upon the written opinion of its financial advisor, to be a superior financial alternative to the stockholders of Alumax than the Offer and the Merger (a "Superior Proposal") and that such action is necessary for the Alumax Board to avoid breaching its fiduciary duties to the Alumax stockholders under applicable law; and provided, further, that the Alumax Board is not required to violate applicable laws.

CONDUCT OF ALUMAX'S BUSINESS PENDING THE MERGER

  Pursuant to the Merger Agreement, Alumax has agreed that, from and after the date of the Merger Agreement and prior to the Effective Time or the date, if any, on which the Merger Agreement is earlier terminated pursuant to the terms and conditions thereof, and except as may be agreed in writing by the other parties to the Merger Agreement or as may be expressly permitted pursuant to the Merger Agreement, Alumax:

    (i) will, and will cause each of its subsidiaries to, conduct its operations according to their ordinary and usual course of business in substantially the same manner as conducted prior to the date of the Merger Agreement;

    (ii) will use its reasonable best efforts, and cause each of its subsidiaries to use its reasonable best efforts, to preserve intact its business organization and goodwill, keep available the services of its current officers and other key employees and preserve its relationships with those persons having business dealings with Alumax and its subsidiaries;

    (iii) will confer at such times as Alcoa may reasonably request with one or more representatives of Alcoa to report on material operational matters and the general status of ongoing operations;

    (iv) will notify Alcoa of any emergency or other change in the normal course of its or its subsidiaries' respective businesses or in the operation of its or its subsidiaries' respective properties and of any complaints or hearings (or communications indicating that the same may be contemplated) of any governmental entity, if such emergency, change, complaint, investigation or hearing would have a Material Adverse Effect on Alumax. "Material Adverse Effect" is defined in the Merger Agreement as any state of facts, event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, assets, liabilities or financial condition of Alumax and its Subsidiaries, taken as a whole, or of Alcoa and its Subsidiaries, taken as a whole, as the case may be;

    (v) will not, and will not permit any of its subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of Common Stock;

    (vi) will not, and will not permit any of its subsidiaries to, establish, enter into or amend any employee benefit plan or increase the compensation payable or to become payable or the benefits provided to its officers or employees, subject to certain exceptions;

    (vii) subject to certain exceptions will not, and will not permit any of its subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition or disposition of an amount of assets or securities, in each case in excess of $1 million, except (x) for the sale of goods and products manufactured by Alumax and held for sale in the ordinary course and (y) certain expenditures not in excess of $150 million in the aggregate;

    (viii) will not, and will not permit any of its subsidiaries to, propose or adopt any amendments to its certificate of incorporation or bylaws (or other similar organizational documents);

    (ix) will not, and will not permit any of its subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) other than certain issuances expressly permitted by the Merger Agreement;

    (x) will not, and will not permit any of its subsidiaries to, reclassify, combine, split, purchase or redeem any shares of its capital stock or purchase or redeem any rights, warrants or options to acquire any such shares;

    (xi) other than in the ordinary course of business consistent with past practice, will not, and will not permit any of its subsidiaries to, (a) incur, assume or prepay any indebtedness or any other material liabilities or issue any debt securities, or (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, other than guarantees of obligations of wholly owned subsidiaries of Alumax in the ordinary course of business;

    (xii) will not, and will not permit any of its subsidiaries to, (a) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice; (b) modify, amend or terminate any of its material contracts or waive, release or assign any material rights (contract or other); or (c) permit any insurance policy naming it as a beneficiary or a loss payable payee to lapse, be canceled for reasons within Alumax's control or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration;

    (xiii) will not, and will not permit any of its subsidiaries to, (a) make any material tax election or settle or compromise any material tax liability or (b) change any of the accounting methods used by it unless required by GAAP; and

    (xiv) will not, and will not permit any of its subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or knowingly take any action which would (y) make any representation or warranty in the Merger Agreement untrue or incorrect in any material respect or (z) result in any of the conditions to the Offer or any of the conditions to the Merger set forth in the Merger Agreement not being satisfied.

EMPLOYEE BENEFITS

  Alcoa has agreed that, for the period through and including December 31, 1999, Alcoa shall, or shall cause the Surviving Corporation to, maintain employee benefit plans, programs and arrangements which are, in the aggregate, for the employees who were active full-time employees of Alumax or any subsidiary immediately prior to the Effective Time and continue to be active full-time employees of Alcoa, the Surviving Corporation, any subsidiary or any other affiliate of Alcoa, no less favorable than those provided by Alumax and any subsidiary immediately prior to the Effective Time. From and after the Effective Time, for purposes of determining eligibility, vesting and entitlement to vacation and severance and other benefits for employees actively employed full-time by Alumax or any subsidiary immediately prior to the Effective Time under any compensation, severance, welfare, pension, benefit, savings or other similar plan of Alcoa or any of its subsidiaries in which active full-time employees of Alumax and any subsidiary become eligible to participate, service with Alumax or any subsidiary (whether before or after the Effective Time) shall be credited as if such service had been rendered to Alcoa or such subsidiary. Alcoa has agreed to, and to cause the Surviving Corporation to, observe all employee benefit obligations to current and former employees under Alumax's Employee Benefit Plans existing as of the Effective Time and all employment or severance agreements, plans or policies of Alumax and its subsidiaries in accordance with their terms.

TREATMENT OF STOCK OPTIONS

  The Merger Agreement provides that simultaneously with the Merger, (i) each outstanding option (the "Alumax Stock Options") to purchase or acquire shares of Common Stock under employee incentive or benefit plans, programs or arrangements and non-employee director plans presently maintained by Alumax (the "Alumax Option Plans") as to which the cash election option has expired without the option holder having elected to receive cash in respect thereof, will be converted into an option to purchase the number of shares of Alcoa Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) the number of shares of Common Stock which could have been issued prior to the Effective Time upon the exercise of such option, at an exercise price per share (rounded upward to the nearest cent) equal to the exercise price for each share of Common Stock subject to such option divided by the Exchange Ratio, and all references in each such option to Alumax will be deemed to refer to Alcoa, where appropriate; provided, however, that with respect to any option which is an "incentive stock option," within the meaning of Section 422 of the Code, such adjustments shall, if applicable, be modified in a manner so that the adjustments are consistent with requirements of Section 424(a) of the Code, and (ii) Alcoa will assume the obligations of Alumax under the Alumax Option Plans. The Merger Agreement also provides that the other terms of each such option, and the plans under which they were issued, will continue to apply in accordance with their terms, including any provisions providing for acceleration and that at or prior to the Effective Time, Alcoa has agreed to take all corporate action necessary to reserve for issuance a sufficient number of the shares of Alcoa Common Stock for delivery upon exercise of Alumax Stock Options assumed by it in accordance with the Merger Agreement. Alcoa has agreed that, as soon as practicable after the Effective Time, if necessary, it will file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Alcoa Common Stock subject to such Alumax Stock Options, and will use its best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the former Alumax Stock Options remain outstanding.

TAX TREATMENT

  Consummation of the Merger is conditioned upon (i) Alumax's receipt of an opinion from its counsel, Sullivan & Cromwell, reaffirming, as of the closing date of the Merger, the opinion of Sullivan & Cromwell described in this Proxy Statement/Prospectus under the heading "The Merger--Material U.S. Federal Income Tax Consequences of the Merger" to the effect that the Offer and the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) Alcoa's receipt of an opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, reaffirming, as of the closing date of the Merger, the opinion of Skadden Arps, Slate, Meagher & Flom LLP described in this Proxy Statement/Prospectus under the heading "The Merger--Material U.S. Federal Income Tax Consequences of the Merger" to the effect that the Offer and the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The Merger Agreement also provides that each party and its affiliates shall use all reasonable efforts to cause the transactions contemplated by the Merger Agreement to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that neither party nor any affiliate shall take or cause to be taken any action that would cause such transactions not to so qualify. See "--Conditions to the Proposed Merger" and "The Merger--Material U.S. Federal Income Tax Consequences of the Merger."

CERTAIN OTHER COVENANTS AND AGREEMENTS

 Filings

  Pursuant to the Merger Agreement, Alumax agreed to prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and to cause a definitive proxy or information statement, including any amendment or supplement thereto, to be mailed to its stockholders at the earliest practicable date after the Registration Statement is declared effective by the Commission. In addition, the Merger Agreement obligates Alumax to use its reasonable efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. Alumax has agreed that, unless the Merger Agreement has been terminated in accordance with its terms, it will include in the definitive proxy statement the recommendation of the Alumax Board that the stockholders of Alumax vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement; provided, however, that if the Alumax Board, based on the advice of outside legal counsel, determines in good faith that there is an Acquisition Proposal which is a Superior Proposal and it is necessary for the Alumax Board in order to avoid breaching its fiduciary duties to Alumax's stockholders under applicable law, the Alumax Board may amend or withdraw its recommendation.

  Pursuant to the Merger Agreement, Alcoa has agreed to prepare and file the Registration Statement, in which the proxy statement shall be included as a prospectus, as promptly as practicable following the date of the Merger Agreement, and shall use its reasonable best efforts to have the Registration Statement declared effective by the Commission as promptly as practicable.

 Access

  Alumax has agreed to afford reasonable access to Alcoa's officers, employees, accountants, counsel and other authorized representatives to all of its and its subsidiaries' properties, officers, employees, contracts, commitments, books and records, and any report, schedule or other document filed or received pursuant to the requirements of federal or state securities laws, throughout the period prior to the Effective Time, and to furnish to Alcoa such additional financial and operating data and other information as it may reasonably request. Alcoa has agreed to afford reasonable access to Alumax's officers, employees, accountants, counsel and other authorized representatives access to all of its and its subsidiaries' properties, offices, employees, contracts, commitments, books and records, and any report schedule or other document filed or received pursuant to the requirements of federal or state securities laws throughout the period prior to the Effective Time, and to furnish to Alumax such additional financial and operating data and other information as it may reasonably request.

 Special Meeting

  Pursuant to the Merger Agreement, Alumax agreed, as promptly as practicable following the date of the Merger Agreement, to duly call, give notice of, convene and hold, in accordance with applicable law, the Special Meeting for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement.

 Charter Documents; Initial Directors and Officers

  The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of AMX, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation; provided, however, that Article FIRST of the Certificate of Incorporation of the Surviving Corporation will be amended in its entirety to read as follows:
"FIRST: The name of the corporation is Alumax Inc." The Merger Agreement also provides that, at the Effective Time, the Bylaws of AMX, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation. Pursuant to the Merger Agreement, the directors of AMX at the Effective Time will be the directors of the Surviving Corporation, and the officers of AMX at the Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

 Directors

  The Merger Agreement provides that, promptly upon the purchase of and payment for any shares of Common Stock by AMX or any of its affiliates pursuant to the Offer, Alcoa will be entitled to designate such number of directors, rounded up to the next whole number, on the Alumax Board as is equal to the product obtained by multiplying the total number of directors on the Alumax Board (giving effect to the directors designated by Alcoa pursuant to this sentence) by the percentage that the number of shares of Common Stock so accepted for payment bears to the total number of shares of Common Stock then outstanding. In furtherance thereof, the Merger Agreement provides that Alumax is obligated, upon request of AMX, to increase promptly the size of the Alumax Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Alcoa's designees to be so elected to the Alumax Board and will cause Alcoa's designees to be so elected. Alumax has agreed that, at such time, Alumax will, if requested by Alcoa, cause directors designated by Alcoa to constitute at least the same percentage (rounded up to the next whole number) as is on the Alumax Board of
(i) each committee of the Alumax Board, (ii) each board of directors (or similar body) of each significant subsidiary of Alumax, and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, if shares of Common Stock are purchased pursuant to the Offer, the Merger Agreement requires that there be at least one member of the Alumax Board who was a director on the date of the Merger Agreement and is not an employee of Alumax until the Effective Time.


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

 Indemnification of Directors and Officers

  The Merger Agreement provides that, from and after the Effective Time, Alcoa will indemnify and hold harmless each present and former director and officer of Alumax and its subsidiaries, against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, to the fullest extent that Alumax or such subsidiary would have been permitted, under applicable law and the Certificate of Incorporation and Bylaws of Alumax or such subsidiary in effect on the date of the Merger Agreement, to indemnify such person (and Alcoa shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

 NYSE Listing of Alcoa Common Stock

  Alcoa has agreed to use its best efforts to cause the shares of Alcoa Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date.

 Rights Agreement

  Pursuant to the Merger Agreement, Alumax has redeemed the rights outstanding pursuant to the Rights Agreement, dated February 22, 1996, between Alumax and ChaseMellon Shareholder Services, L.L.C., as rights agent.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by Alumax as to Alumax's corporate organization and qualification, capital stock, corporate authority, filings with the Commission and other governmental authorities, financial statements, litigation, employee matters, employment benefit matters, intellectual property, tax matters, environmental matters, compliance with law, the absence of certain changes or events, opinion of financial advisor and undisclosed liabilities.

TERMINATION

  The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval by the stockholders of Alumax: (a) by mutual written consent of Alcoa, AMX and Alumax; (b) by either Alcoa or Alumax if (i) (1) the Offer has expired without any shares of Common Stock being purchased pursuant thereto, or (2) the Offer has not been consummated on or before September 30, 1998; provided, however, that such right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the shares of Common Stock to have been purchased pursuant to the Offer; (ii) a statute, rule, regulation or executive order has been enacted, entered or promulgated prohibiting the consummation of the Offer or the Merger substantially on the terms contemplated by the Merger Agreement; or (iii) an order, decree, ruling or injunction has been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially on the terms contemplated by the Merger Agreement and such order, decree, ruling or injunction has become final and non-appealable; (c) by Alcoa, (i) if due to an occurrence or circumstance, other than as a result of a breach by Alcoa or AMX of its obligations under the Merger Agreement, resulting in a failure to satisfy a condition to the Offer, AMX has (1) failed to commence the Offer within 30 days following the date of Merger Agreement, or (2) terminated the Offer without having accepted any shares of Common Stock for payment thereunder; or (ii) if either Alcoa or AMX is entitled to terminate the Offer as a result of the failure of Alumax to perform or comply in any material respect with any of its agreements or covenants under the Merger Agreement;
(d) by Alumax upon approval of the Alumax Board if, due to an occurrence or circumstance, other than as a result of a breach by Alumax of its obligations under the Merger Agreement, that would result in a failure to satisfy a condition to the Offer, AMX terminates the Offer without having accepted any shares of Common Stock for payment thereunder; (e) by Alumax, if Alumax receives a Superior Proposal and the Alumax Board, based on the advice of outside legal counsel, determines in good faith that such action is necessary for the Alumax Board to avoid breaching its fiduciary duties to Alumax's stockholders under applicable law; or (f) by Alcoa or Alumax, if after Alumax convenes and holds the Special Meeting and certifies the vote with respect to the Merger, Alumax's stockholders have voted against adoption of the Merger.

EXPENSES

  The Merger Agreement provides that except as expressly contemplated by the Merger Agreement, all costs and expenses incurred in connection therewith and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

AMENDMENT

  At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after approval and adoption of the Merger Agreement by the Alumax stockholders, by written agreement of the parties thereto, by action taken by their respective Boards of Directors (which, following the election of Alcoa's designees upon consummation of the Offer, in the case of Alumax, will require the concurrence of a majority of the directors of Alumax then in office who were neither designated by Alcoa nor are employees of Alumax), with respect to any of the terms contained in the Merger Agreement; provided, however, that following the approval and adoption of the Merger Agreement by the Alumax stockholders, there shall be no amendment or change to the provisions thereof which would reduce the amount or change the type of consideration into which each share of Common Stock shall be converted upon consummation of the Merger without further approval by the Alumax stockholders.

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

                           OWNERSHIP OF COMMON STOCK

PRINCIPAL STOCKHOLDERS

  The following table sets forth as of June 15, 1998 (i) the name of each person known by Alumax, based upon filings made by such persons with the Commission or information provided by such persons to Alumax, to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) the total number of shares of Common Stock beneficially owned by such person and (iii) the percentage of the outstanding shares of Common Stock so owned:

                          AMOUNT AND
                          NATURE OF
NAME AND ADDRESS          BENEFICIAL       PERCENT
OF BENEFICIAL OWNER       OWNERSHIP        OF CLASS
-------------------       ----------       --------
FMR Corp................  5,606,716(A)(B)   10.40%
 82 Devonshire Street
 Boston, MA 02109
Wellington Management
 Company, LLP...........  3,525,700(C)       6.54%
 75 State Street
 Boston, MA 02109
The Capital Group Compa-
 nies, Inc..............  3,507,703(D)       6.51%
 333 South Hope Street
 Los Angeles, CA 90071

--------
(A) According to information filed by FMR Corp. ("FMR") with the Commission, FMR, through its various subsidiaries, has sole voting power as to 385,799 shares, shared voting power as to 6,700 shares, sole dispositive power as to 5,600,016 shares and shared dispositive power as to 6,700 shares. Such amounts include certain shares beneficially owned by Edward C. Johnson 3rd. See Footnote B.
(B) Edward C. Johnson 3rd ("E. Johnson") is Chairman of FMR and Abigail P. Johnson ("A. Johnson") is a director of such entity. E. Johnson, A. Johnson, various family members and certain trusts form a controlling group with respect to FMR. See Footnote A. According to information filed by E. Johnson and A. Johnson with the Commission, E. Johnson has sole voting power as to 19,900 shares, shared voting power as to 6,700 shares, sole dispositive power as to 5,600,016 shares and shared dispositive power as to 6,700 shares. Such amounts included 26,700 shares that are owned directly by E. Johnson or are held in trusts either for the benefit of E. Johnson or an E. Johnson family member. A. Johnson has sole dispositive power with respect to 5,606,716 shares.
(C) According to information filed by Wellington Management Company, LLP ("WMC") with the Commission, WMC, through its subsidiary, Wellington Trust Company, N.A., has shared voting power as to 846,000 shares and shared dispositive power as to 3,525,700 shares.
(D) According to information filed by The Capital Group Companies, Inc. ("Capital") with the Commission, Capital, through its various subsidiaries, has sole voting power as to 1,702,230 shares and sole dispositive power as to 3,507,730 shares.

OWNERSHIP BY ALUMAX MANAGEMENT

  The following table sets forth information concerning the beneficial ownership of shares of Common Stock by each director and executive officer of Alumax and by all directors and executive officers of Alumax as a group as of June 15, 1998. No director or executive officer owns more than one percent of the outstanding shares of Common Stock, except for Mr. Born who owns beneficially approximately 2.2 percent of the shares of Common Stock outstanding. Unless indicated otherwise, all shares are held directly, with each person having sole voting and dispositive power with respect to the shares owned beneficially by such person.

                                                            SHARES OF
                                                              COMMON
                                            AMOUNT AND        STOCK
                                            NATURE OF       ACQUIRABLE
                                            BENEFICIAL        WITHIN   PERCENT
NAME OF BENEFICIAL OWNER                   OWNERSHIP(A)     60 DAYS(B) OF CLASS
------------------------                   ------------     ---------- --------
Allen Born...............................    303,431(C)       867,636    2.2%
J. Dennis Bonney.........................      5,500(D)         3,333      *
Harold Brown.............................     15,004(C)(D)     10,000      *
L. Don Brown.............................      5,761(D)        10,000      *
Pierre Des Marais, II....................     10,438(D)        10,000      *
James C. Huntington, Jr..................      8,369(D)        10,000      *
W. Loeber Landau.........................     25,032(D)        10,000      *
Paul W. MacAvoy..........................     25,022(D)        10,000      *
Peter J. Powers..........................          0                0      *
Anne Wexler..............................      7,088(D)        10,000      *
Thomas G. Johnston.......................     34,792                0      *
Jay M. Linard............................     39,331(C)             0      *
Robert P. Wolf...........................     13,451(C)        28,000      *
Eugene R. Greenberg......................      8,828           15,000      *
All directors and executive officers as a
 group, including those named above (20
 persons)................................    516,030        1,068,619    3.0%

--------
* Less than one percent of the Common Stock.

(A) Includes shares allocated to the individual accounts of executive officers under the Alumax Inc. Thrift Plan for Salaried Employees.
(B) Represents shares that may be acquired within 60 days after June 15, 1998 through the exercise of stock options.
(C) Includes the following number of shares held indirectly in trust form:
    200,448 for Mr. Born; 106 for Mr. Harold Brown; 3,397 for Mr. Linard; and 242 for Mr. Wolf. Also includes for Mr. Wolf an aggregate of 2,930 shares held indirectly by his spouse.
(D) Includes the following number of shares of Common Stock held under the Alumax Inc. Non-Employee Directors' Deferred Compensation Plan and/or the Alumax Inc. Non-Employee Directors' Stock Compensation Plan: 1,250 for Mr. Bonney; 14,898 for Mr. Harold Brown; 5,761 for Mr. L. Don Brown; 7,338 for Mr. Des Marais; 5,019 for Mr. Huntington; 24,532 for Mr. Landau; 24,337 for Mr. MacAvoy; none for Mr. Powers and 6,588 for Ms. Wexler.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Condensed Consolidated Financial Statements are based on and should be read in conjunction with the historical consolidated financial statements of Alcoa and Alumax, including the notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus, adjusted to give effect to the Offer and the Merger. The Unaudited Pro Forma Condensed Consolidated Statement of Income does not
(a) purport to represent what the results of operations actually would have been if the Offer and the Merger had occurred as of the date indicated or what such results will be for any future periods or (b) give effect to certain non-recurring charges expected to result from the acquisition.

  The Unaudited Pro Forma Condensed Consolidated Statements of Income for the three month period ended March 31, 1998 and for the year ended December 31, 1997 gives effect to the Offer, the Merger and related transactions as if such transactions had occurred on January 1, 1997. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1998 gives effect to the Offer, the Merger and related transactions as if such transactions had occurred on that date.

  The pro forma adjustments are based upon available information and include certain assumptions and adjustments which the managements of Alcoa and Alumax believe to be reasonable. These adjustments are directly attributable to the transactions referenced above and are expected to have a continuing impact on Alcoa's business, results of operations and financial position. No assumptions or adjustments have been made related to severance arrangements (except for adjustments related to severance arrangements with Messrs. Born and Johnston amounting to $27.1 million), restructuring costs or recurring benefits from synergies. Alumax has certain severance plans, agreements and policies applicable to its directors, executive management and certain of its salaried employees. It is probable that some covered persons will become entitled to severance benefits under these arrangements following the Effective Time of the Merger. The total amount payable under such arrangements is approximately $110 million (including the $27.1 million related to Messrs. Born and Johnston). The actual amount to be paid cannot be determined at present because Alcoa has not yet identified the employees who might be affected. Alcoa has initiated an assessment of restructuring costs and potential benefits from synergies; however, this assessment is not complete. Therefore, an estimate of these amounts is not yet available. The purchase of Alumax will be accounted for using the purchase method of accounting, pursuant to which the total purchase costs of the acquisition will be allocated to the tangible and intangible assets and liabilities acquired based upon their estimated fair values. The purchase price allocation is preliminary, based on facts currently known to the companies. Alcoa and Alumax are not aware of any significant unrecorded obligations or contingencies, other than the severance arrangements referred to above, and do not believe that the final purchase price allocation will materially differ. The final allocation of the purchase price will be made based upon valuations and other studies that have not been completed.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                        AS OF MARCH 31, 1998
                         -------------------------------------------------------
                                        HISTORICAL
                         HISTORICAL       ALUMAX        PRO FORMA
                           ALCOA     (RECLASSIFIED)(A) ADJUSTMENTS    PRO FORMA
                         ----------  ----------------- -----------    ----------
                                            (IN MILLIONS)
Assets:
Current Assets
  Cash, cash equivalents
   and short-term
   investments.......... $ 1,002.1       $   47.9       $ (258.9)(C)  $    791.1
  Receivables from
   customers, less
   allowance............   2,029.9          468.3            --          2,498.2
  Inventories...........   1,421.2          495.5           92.0 (B)     2,008.7
  Prepaid expenses and
   other current
   assets...............     652.3          102.5            --            754.8
                         ---------       --------       --------      ----------
    Total current
     assets.............   5,105.5        1,114.2         (166.9)        6,052.8
  Properties, plant and
   equipment at cost....  15,387.1        3,329.0        1,117.8 (B)    19,833.9
  Less: accumulated
   depreciation,
   depletion and
   amortization.........  (8,717.9)      (1,314.6)           --        (10,032.5)
                         ---------       --------       --------      ----------
  Net properties, plant
   and equipment........   6,669.2        2,014.4        1,117.8         9,801.4
  Other assets..........   2,398.4          263.7          416.8 (B)
                                                            (9.6)(B)
                                                            25.2 (B)     3,094.5
                         ---------       --------       --------      ----------
    Total Assets........ $14,173.1       $3,392.3       $1,383.3      $ 18,948.7
                         =========       ========       ========      ==========
Liabilities:
  Short term
   borrowings........... $   544.7       $    --        $    --       $    544.7
  Accounts payable......     887.5          140.1            --          1,027.6
  Accrued liabilities...   1,420.3          229.7           32.8 (B)     1,682.8
  Long-term debt due
   within one year......     112.9           57.6            --            170.5
                         ---------       --------       --------      ----------
    Total current
     liabilities........   2,965.4          427.4           32.8 (B)     3,425.6
  Long-term debt........   1,811.0          831.9        1,225.0 (C)     3,867.9
  Accrued postretirement
   benefits.............   1,741.9          165.2            --          1,907.1
  Other noncurrent
   liabilities and
   deferred credits.....   1,465.9          104.0            1.7 (B)     1,571.6
  Deferred income
   taxes................     289.9          194.6          416.8 (B)       901.3
                         ---------       --------       --------      ----------
    Total liabilities...   8,274.1        1,723.1        1,676.3        11,673.5
    Minority interests..   1,467.5            --             --          1,467.5
Shareholders' Equity:
  Preferred stock.......      55.8            --             --             55.8
  Common stock..........     178.9            0.6           (0.6)(B)         --
                                                            19.2 (C)       198.1
  Additional capital....     573.4          942.1         (942.1)(B)
                                                         1,357.0 (C)     1,930.4
  Retained earnings.....   4,758.1          802.0         (802.0)(B)     4,758.1
  Treasury stock, at
   cost.................    (767.9)         (59.1)          59.1 (B)      (767.9)
  Accumulated other
   comprehensive
   income...............    (366.8)         (16.4)          16.4 (B)      (366.8)
                         ---------       --------       --------      ----------
    Total shareholders'
     equity.............   4,431.5        1,669.2         (293.0)        5,807.7
                         ---------       --------       --------      ----------
      Total liabilities
       and equity....... $14,173.1       $3,392.3       $1,383.3      $ 18,948.7
                         =========       ========       ========      ==========

                 The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Consolidated Financial Statements.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                    THREE MONTHS ENDED MARCH 31, 1998
                            ----------------------------------------------------
                                          HISTORICAL
                            HISTORICAL      ALUMAX        PRO FORMA
                              ALCOA    (RECLASSIFIED)(A) ADJUSTMENTS   PRO FORMA
                            ---------- ----------------- -----------   ---------
                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Sales and operating reve-
   nues....................  $3,445.1       $775.3         $(45.3)(D)  $4,175.1
  Other income, principally
   interest................      28.1          1.7            --           29.8
                             --------       ------         ------      --------
                              3,473.2        777.0          (45.3)      4,204.9
Costs and Expenses
  Cost of goods sold and
   operating expenses......   2,618.2        579.4          (45.3)(D)   3,152.3
  Selling, general
   administrative and other
   expenses................     153.8         56.8            --          210.6
  Research and development
   expenses................      24.5          1.8            --           26.3
  Provision for
   depreciation, depletion
   and amortization........     184.8         39.3           13.8 (E)
                                                             (1.8)(F)     236.1
  Interest expense.........      39.2         18.4           18.1 (G)
                                                             (2.5)(H)      73.2
  Taxes other than payroll
   taxes...................      32.1          8.0            --           40.1
                             --------       ------         ------      --------
                              3,052.6        703.7          (17.7)      3,738.6
Earnings
  Income before taxes on
   income..................     420.6         73.3          (27.6)        466.3
  Provision for taxes on
   income..................     140.9         29.3           (8.8)(J)     161.4
                             --------       ------         ------      --------
  Income from operations...     279.7         44.0          (18.8)        304.9
  Minority interests.......     (69.8)         --             --          (69.8)
                             --------       ------         ------      --------
Net income.................  $  209.9       $ 44.0         $(18.8)     $  235.1
                             ========       ======         ======      ========
Earnings per Share
  Basic....................  $   1.25       $ 0.82            --       $   1.25
  Diluted..................  $   1.24       $ 0.81            --       $   1.24
Weighted average shares
 outstanding:
  Basic....................     168.1         53.5          (53.5)(K)
                                                             19.2 (K)     187.3
  Diluted..................     169.3         54.6          (54.6)(K)
                                                             19.2 (K)     188.5

     The accompanying notes are an integral part of the Unaudited Pro Forma
                  Condensed Consolidated Financial Statements.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                     YEAR ENDED DECEMBER 31, 1997
                          -----------------------------------------------------
                                         HISTORICAL
                          HISTORICAL       ALUMAX        PRO FORMA      1997
                            ALCOA     (RECLASSIFIED)(A) ADJUSTMENTS   PRO FORMA
                          ----------  ----------------- -----------   ---------
                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Sales and operating
   revenues.............. $13,319.2       $2,930.9        $(257.5)(D) $15,992.6
  Other income, princi-
   pally interest........     162.5            5.1            --          167.6
                          ---------       --------        -------     ---------
                           13,481.7        2,936.0         (257.5)     16,160.2
Costs and Expenses
  Cost of goods sold and
   operating expenses....  10,155.8        2,210.4         (254.8)(D)  12,111.4
  Selling, general
   administrative and
   other expenses........     670.6          238.8            --          909.4
  Research and develop-
   ment expenses.........     143.2           10.9            --          154.1
  Provision for
   depreciation,
   depletion and
   amortization..........     734.9          152.9           55.1 (E)
                                                             (6.2)(F)     936.7
  Interest expense.......     140.9           60.9           72.2 (G)
                                                            (10.0)(H)     264.0
  Taxes other than pay-
   roll taxes............     130.1           24.9            --          155.0
  Special items..........     (95.5)           --             --          (95.5)
                          ---------       --------        -------     ---------
                           11,880.0        2,698.8         (143.7)     14,435.1
Earnings
  Income before taxes on
   income................   1,601.7          237.2         (113.8)      1,725.1
  Provision for taxes on
   income................     528.7          203.5(I)       (36.2)(J)     696.0
                          ---------       --------        -------     ---------
  Income from opera-
   tions.................   1,073.0           33.7          (77.6)      1,029.1
  Minority interests.....    (267.9)           --             --         (267.9)
                          ---------       --------        -------     ---------
Net income............... $   805.1       $   33.7        $ (77.6)    $   761.2
                          =========       ========        =======     =========
Earnings per share:
  Basic.................. $    4.66       $   0.62            --      $    3.97
  Diluted................ $    4.62       $   0.60            --      $    3.93
Weighted average shares
 outstanding:
  Basic..................     172.2           54.7          (54.7)(K)
                                                             19.2 (K)     191.4
  Diluted................     173.9           55.7          (55.7)(K)
                                                             19.2 (K)     193.1

     The accompanying notes are an integral part of the Unaudited Pro Forma
                  Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(A) Certain reclassifications have been made to the Alumax historical financial statements to conform to the presentation to be used by Alcoa upon completion of the Merger, including the adoption of SFAS 130, Comprehensive Income.

(B) The acquisition is to be accounted for as a purchase business combination. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not include any adjustments related to Alumax employee or director severance arrangements (except for adjustments related to severance arrangements with Messrs. Born and Johnston amounting to $27.1 million), restructuring costs or recurring benefits from synergies. Alumax has certain severance plans, agreements and policies applicable to its directors/executive management and certain of its salaried employees. Alcoa expects that the majority of Alumax employees will continue in their current jobs after completion of the merger transaction as part of the combined organization. However, where there is an overlap in functions or other duplication resulting from the combination, redeployment of personnel and job eliminations are likely to result. Alumax has certain severance plans, agreements and policies applicable to its directors, executive management and certain of its salaried employees. It is probable that some covered persons will become entitled to severance benefits under these arrangements following the Effective Time of the Merger. The total amount payable under such arrangements is approximately $110 million (including the $27.1 million related to Messrs. Born and Johnston). The actual amount to be paid cannot be determined at present because Alcoa has not yet identified the employees who might be affected. For a discussion of severance arrangements, see "The Merger--Interests of Certain Persons in the Merger." In addition, Alcoa has initiated an assessment of restructuring costs and potential benefits from synergies; however, this assessment is not complete. Therefore, an estimate of these amounts is not yet available. For purposes of these Unaudited Pro Forma Condensed Consolidated Financial Statements, the purchase price has been calculated assuming the exercise of all Alumax employee and director stock options. In addition, the purchase price includes an adjustment for deferred income taxes representing the difference between the assigned values and the tax bases of the assets and liabilities acquired. The purchase price, including acquisition costs, has been allocated as follows (see note C):

                                                                     MARCH 31,
                                                                       1998
                                                                     ---------
Purchase price:
  Acquisition of outstanding shares of common stock................. $ 2,714.6
  Effect of assumed exercise of employee and director stock op-
   tions............................................................ $    78.4
Severance costs..................................................... $    27.1
Acquisition expenses................................................ $    40.0
Book value of net assets acquired................................... $(1,669.2)
                                                                     ---------
Increase in basis................................................... $ 1,190.9
                                                                     =========
Allocation of increase in basis:
Increase in inventory value to convert LIFO to fair value........... $    92.0
Increase in the fair value of property, plant and equipment......... $ 1,117.8
Write-off pre-operating costs....................................... $    (9.6)
Adjust hedged sales contracts to fair market value.................. $    25.2
Accrual to record the fair market value of financial instruments.... $   (32.8)
Adjust pension and postretirement accruals.......................... $    (1.7)
Increase in goodwill................................................ $   416.8
Increase in deferred tax liabilities--long-term..................... $  (416.8)
                                                                     ---------
                                                                     $ 1,190.9
                                                                     =========

  The purchase price allocation is preliminary and further refinements may be made based on the completion of final valuation studies.

(C) Represents the cash purchase of approximately 51% of the Common Stock (27,540,000 shares at June 16, 1998 at $50 per share) and the issuance of Alcoa Common Stock for the remaining Common Stock (26,751,897 shares at an exchange ratio of .6975 shares of Alcoa Common Stock per share of Common Stock).

  The number of shares of Common Stock was determined as follows:

                                                                  JUNE 16, 1998
                                                                  -------------
   Number of shares issued and outstanding.......................  53,920,420
   Number of shares subject to stock based and deferred awards...     371,477
                                                                   ----------
                                                                   54,291,897

  The exchange ratio used to convert Common Stock was determined based on the closing price of Alcoa Common Stock on Wednesday, March 4, 1998, which was the last closing price before the two companies reached an agreement on the proposed transaction. The closing price was $71.6875, which when converted at .6975, results in a $50 price for the Common Stock. In accordance with generally accepted accounting principles, the value of Alcoa Common Stock to be issued was determined based on the market price of such Alcoa Common Stock over a reasonable period of time before and after the date the transaction was announced.

  Employee and director stock options were assumed to be exercised for net shares of 1,567,225. The resulting outstanding Common Stock was assumed to be purchased by Alcoa, approximately 51% for cash (at $50 per share) and approximately 49% for Alcoa Common Stock at the Exchange Ratio noted above.

  The acquisition financing includes the issuance by Alcoa of $200 million of seven-year term-debt at 6.16%, $250 million of twenty-year term-debt at 6.60% and the expected issuance of $775 million of commercial paper at an estimated rate of 5.60%. The commercial paper is classified as long-term debt since it is backed by Alcoa's $1.3 billion revolving credit facility.


                                                                    MARCH 31,
                                                                      1998
                                                                    ---------
   Details of acquisition financing:
   Total cash requirements......................................... $ 1,483.9
                                                                    =========
   Sources of cash requirements:
   Seven-year term-debt, issued at 6.16%........................... $   200.0
   Twenty-year term debt, issued at 6.6%........................... $   250.0
   Commercial paper, estimated interest rate 5.60%................. $   775.0
                                                                    ---------
                                                                    $ 1,225.0
   Cash from internal sources...................................... $   258.9
                                                                    ---------
   Total cash requirements......................................... $ 1,483.9
                                                                    =========
   Total stock acquisition price paid in shares of Alcoa Common
    Stock.......................................................... $ 1,376.2
   Par value of Alcoa Common Stock issued at $71.6875.............. $   (19.2)
                                                                    ---------
   Additional capital.............................................. $ 1,357.0
                                                                    =========

(D) Represents the elimination of inter-company sales of alumina between Alcoa and Alumax and the related inter-company profit.

(E) Pro forma adjustments have been included to adjust depreciation expense based on property, plant and equipment fair values and the amortization of goodwill. An average useful life of 25 years was assumed for fixed assets and a 40 year amortization period was assumed for goodwill.

(F) Represents an adjustment to eliminate the amortization of Alumax pre-operating costs.

(G) Represents interest expense related to the long-term debt identified in
    (C) above.

(H) Represents an adjustment to record interest expense based on the fair value of the Alumax financial instruments.

(I) Included in 1997 was a $108.6 million ($0.56 per pro forma diluted share) provision associated with a United States Tax Court decision concerning an alleged income tax deficiency.

(J) Represents income taxes related to pro forma adjustments at the statutory rate.

(K) Represents the conversion of shares of Common Stock and the issuance of
    19.2 million shares of Alcoa Common Stock in the Merger.

                          INFORMATION REGARDING ALCOA

  Alcoa is the world's leading producer of aluminum and alumina and a major participant in all segments of the industry: mining, refining, smelting, fabricating and recycling. Alcoa serves customers worldwide in the packaging, automotive, aerospace, construction and other markets with a great variety of fabricated and finished products. Its operations consist of the three segments described below.

  The alumina and chemicals segment includes the production and sale of bauxite, alumina, alumina chemicals and related transportation services. The aluminum processing segment comprises the production and sale of molten metal, ingot and aluminum products that are flat-rolled, engineered or finished. Also included are power, transportation and other services. The non-aluminum products segment includes the production and sale of electrical, plastic and composite materials products, manufacturing equipment, gold, magnesium products and steel and titanium forgings.

  Alcoa is organized into 21 independently-managed business units and has over 180 operating locations in 28 countries, serving a broad range of markets in developing and industrialized economies.

                         INFORMATION REGARDING ALUMAX

  Alumax is an integrated producer of aluminum products, operating in a single segment: aluminum processing. Using alumina purchased primarily from an affiliate of Alcoa, Alumax produces primary aluminum employing an electrolytic process at five reduction plants in the United States and Canada. Primary products are sold externally or further processed by Alumax into a broad range of semi-fabricated and fabricated products. Alumax's products are sold to a wide variety of markets, including transportation, distributors, building and construction, consumer durables, and packaging. Alumax operates over 70 plants and other manufacturing and distribution facilities in 22 states, Canada, Western Europe, Mexico, Australia, the People's Republic of China and Poland.

                             CERTAIN TRANSACTIONS

  Alcoa of Australia Limited, a subsidiary of Alcoa, has been Alumax's principal supplier of alumina for over 20 years and currently provides substantially all of the alumina for Alumax's reduction operations under a long-term contract which, with renewal options, expires in increments between 2007 and 2018. Pricing under the contract is determined in part on a cost basis and in part on a market basis, providing Alumax with protection against spot market price extremes during periods of tight supply. For fiscal years 1997, 1996 and 1995, Alumax made aggregate payments under such contract of $257.7 million, $255.4 million and $182.1 million, respectively. A copy of the Restated Sales Agreement, dated as of January 1, 1986, as amended and supplemented as of April 8, 1992 and April 9, 1992, between Alcoa of Australia Limited and Alumax, is filed as an exhibit to the Registration Statement and incorporated by reference herein, and the foregoing description is qualified in its entirety by reference to such exhibit.

                  PROPOSALS FOR ALUMAX'S 1998 ANNUAL MEETING

  The date of the next Annual Meeting of Stockholders is expected to be August 3, 1998. A stockholder who intends to present a proposal at that Annual Meeting must have submitted the written text of the proposal so that it was received by Alumax at its principal executive offices no later than June 1, 1998, in order for the proposal to be considered for inclusion in Alumax's Proxy Statement for that meeting.

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

                      DESCRIPTION OF ALCOA CAPITAL STOCK

  The following description does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation of Alcoa (the "Alcoa Articles"), the Bylaws of Alcoa (the "Alcoa Bylaws") and the Pennsylvania Business Corporation Law ("PBCL"). Copies of the Alcoa Articles and the Alcoa Bylaws are filed as exhibits to the Registration Statement and are incorporated by reference herein.

GENERAL

  The authorized capital stock of Alcoa consists of 600,000,000 shares of Alcoa Common Stock, 660,000 shares of $3.75 Cumulative Preferred Stock, par value $100.00 per share ("Alcoa Class A Serial Preferred Stock"), and 10,000,000 shares of Class B Serial Preferred Stock, par value $1.00 per share ("Alcoa Class B Serial Preferred Stock" and together with the Alcoa Class A Serial Preferred Stock, the "Alcoa Preferred Stock"). As of June 29, 1998, there were (i) 164,796,822 shares of Alcoa Common Stock issued and outstanding, (ii) 557,649 shares of Alcoa Class A Serial Preferred Stock issued and outstanding, and (iii) no shares of Alcoa Class B Serial Preferred Stock issued or outstanding. In addition, as of such date, there were 14,124,241 shares of Alcoa Common Stock issued and held in the treasury of Alcoa, and an aggregate of 23,229,499 shares of Alcoa Common Stock reserved for issuance under various incentive plans.

ALCOA COMMON STOCK

 Dividend rights

  The holders of Alcoa Common Stock are entitled to receive dividends, when and as declared by the Board of Directors of Alcoa, but no dividend shall be declared or paid on the Alcoa Common Stock, so long as any Alcoa Preferred Stock remains outstanding, unless all dividends accrued on all classes of Alcoa Preferred Stock and the current quarter yearly dividend on the Alcoa Class A Serial Preferred Stock shall have been paid or declared and a sum sufficient for payment therefor set apart.

 Voting rights

  The holders of Alcoa Common Stock are entitled to one vote per share.

 Liquidation rights

  Upon any liquidation, dissolution or winding up of Alcoa, whether voluntary or involuntary, after payments to holders of Alcoa Preferred Stock of such amount as shall have been fixed by the Board of Directors of Alcoa, plus accrued dividends, the remaining assets of Alcoa shall belong to and be divided among the holders of Alcoa Common Stock. The consolidation or merger of Alcoa with or into any other corporation or corporations or a share exchange or division involving Alcoa pursuant to applicable law will not be deemed a liquidation, dissolution or winding up of Alcoa under the Alcoa Articles.

 Preemptive or other subscription rights

  The holders of Alcoa Common Stock have no right to participate in any right of subscription to any increased or additional capital stock of Alcoa.

 Conversion and other rights

  The Alcoa Common Stock does not have any conversion, redemption or sinking fund provisions applicable thereto and is not liable to further call or assessment by Alcoa. All issued and outstanding shares of Alcoa Common Stock are fully paid and non-assessable.

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

ALCOA PREFERRED STOCK

 General

  The Alcoa Articles authorize the issuance of two classes of preferred stock, Alcoa Class A Serial Preferred Stock and Alcoa Class B Serial Preferred Stock. As of June 29, 1998, there were 557,649 shares of Alcoa Class A Serial Preferred Stock outstanding. No additional shares of Alcoa Class A Serial Preferred Stock may be issued. Alcoa initiated an ongoing program to purchase and retire shares of Alcoa Class A Serial Preferred Stock in 1989. Alcoa is authorized to issue 10,000,000 shares of Alcoa Class B Serial Preferred Stock. As of the date of this Proxy Statement/Prospectus, no shares of this class have been issued.

  The Board of Directors of Alcoa has the authority to issue shares of Alcoa Class B Serial Preferred Stock in one or more series and to fix the specific number of shares and, subject to the Alcoa Articles, the relative rights and preferences of any such series so established; provided that all shares of Alcoa Preferred Stock shall be identical except as to the following relative rights and preferences, any of which may vary between different series: (i) the rate of dividend (including the date from which dividends shall be cumulative and, with respect to the Alcoa Class B Serial Preferred Stock, whether such dividend rate shall be fixed or variable and the methods, procedures and formulas for the recalculation or periodic resetting of any variable dividend rate); (ii) the price at, and the terms and conditions on, which shares may be redeemed; (iii) the amounts payable on shares in the event of voluntary or involuntary liquidation; (iv) sinking fund provisions for the redemption or purchase of shares in the event shares of any series of Alcoa Preferred Stock are issued with sinking fund provisions; and (v) the terms and conditions on which the shares of any series may be converted in the event the shares of any series are issued with the privilege of conversion. Each share of any series of Alcoa Class B Serial Preferred Stock shall be identical with all other shares of any such series, except as to the date from which dividends shall be cumulative.

 Dividends

  The holders of Alcoa Class A Serial Preferred Stock are entitled to receive, when and as declared by the Board of Directors of Alcoa, out of funds legally available therefor, cumulative cash dividends at the annual rate of $3.75 per share, payable quarterly on the first day of January, April, July and October in each year.

  The holders of the Alcoa Class B Serial Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of Alcoa, out of funds legally available therefor, cumulative cash or other dividends at such rate or rates and on such dates as the Board determines in respect of such series. Such rates may be fixed or variable or both. No dividends may be declared in respect of any dividend period on any series of Alcoa Class B Serial Preferred Stock, unless all accrued dividends and the current quarter yearly dividend on Alcoa Class A Serial Preferred Stock shall have been paid in full or contemporaneously are declared and set apart. In the event that full cumulative dividends on shares of a series of Alcoa Class B Serial Preferred Stock have not been declared and paid or set apart when due, dividends thereon shall be declared and paid pro rata to the holders of such series entitled thereto. No interest shall be payable in respect of any dividend payment on the Alcoa Preferred Stock which may be in arrears.

  In the event that full cumulative dividends on any class or series of Alcoa Preferred Stock (including dividends for the current quarter yearly dividend period for shares of Alcoa Class A Serial Preferred Stock) have not been declared and paid or set apart when due, Alcoa may not declare or pay any dividends on, or make other distributions on or make payment on account of the purchase, redemption, or other retirement, of Alcoa Common Stock. No restriction applies to the repurchase or redemption of Alcoa Preferred Stock by Alcoa while there is any arrearage in the payment of dividends or any applicable sinking fund installments on such stock.

 Redemption

  At the option of its Board of Directors at any time, Alcoa may redeem the whole or any part of the Alcoa Class A Serial Preferred Stock, at par, plus accrued dividends. Notice of redemption must be given by publication in daily newspapers of general circulation in New York City and in Pittsburgh, Pennsylvania and by mail to

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

each record holder not less than 30 days nor more than 60 days prior to the date fixed for redemption. In case of a redemption of a part only of the Alcoa Class A Serial Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot as determined by the Board of Directors of Alcoa.

  If notice of redemption has been given, from and after the redemption date for the shares of the Alcoa Class A Serial Preferred Stock called for redemption (unless default shall be made by Alcoa in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the shares of Alcoa Class A Serial Preferred Stock so called for redemption will cease to accrue, such shares will no longer be deemed to be outstanding, and all rights of the holders thereof as shareholders of Alcoa (except the right to receive the redemption price) will cease. Upon surrender in accordance with such notice of the certificates representing any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of Alcoa will so require and the notice shall so state), the redemption price referred to above will be paid out of funds provided by Alcoa. If fewer than all of the shares represented by any such certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder thereof. All shares of Alcoa Class A Serial Preferred Stock so redeemed shall be cancelled and shall not be reissued.

  The terms and conditions under which the whole or any part of any series of the Alcoa Class B Serial Preferred Stock may be redeemed shall be established by the Board of Directors prior to the issuance thereof. Unless otherwise determined by the Board of Directors, all shares of Alcoa Class B Serial Preferred Stock so redeemed or otherwise acquired by Alcoa shall be returned to the status of authorized but unissued shares.

 Liquidation Preference

  Upon any liquidation, dissolution or winding up of Alcoa, the holders of Alcoa Class A Serial Preferred Stock shall be entitled to receive $100 plus accrued dividends for each share of Alcoa Class A Serial Preferred Stock out of the assets of Alcoa available for distribution to shareholders before any distribution of assets is made to or set apart for the holders of Alcoa Class B Serial Preferred Stock or Alcoa Common Stock. The holders of shares of each series of Alcoa Class B Serial Preferred Stock shall be entitled to receive out of the assets of Alcoa available for distribution to shareholders before any distribution of assets is made to or set apart for the holders of Alcoa Common Stock an amount as shall have been fixed by the Board of Directors with respect to the Alcoa Class B Serial Preferred Stock, plus all dividends which have accrued on such series of Alcoa Class B Serial Preferred Stock and have not been paid or declared and a sum sufficient for payment thereof set apart. If, in any case of any such liquidation, dissolution or winding up of Alcoa, the assets of Alcoa or the proceeds thereof shall be insufficient to pay in full the amounts payable with respect to shares of each series of Alcoa Class B Serial Preferred Stock, the holders of shares of such series of Alcoa Class B Serial Preferred Stock will share ratably in any such distribution of assets of Alcoa in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of shares of such series of Alcoa Class B Serial Preferred Stock of the full preferential amounts to which they are entitled, the holders of shares of such series of Alcoa Class B Serial Preferred Stock will not be entitled to any further participation in any distribution of assets by Alcoa, unless otherwise provided by the Board of Directors of Alcoa. A consolidation or merger of Alcoa with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of Alcoa.

 Conversion and Exchange Rights

  The Alcoa Articles provide that any series of Alcoa Class B Serial Preferred Stock may be convertible into or exchangeable for Alcoa Common Stock. Such conversion or exchange may be mandatory, at the option of the holder or at the option of Alcoa.

 Voting Rights

  Except as indicated below or as fixed by the Alcoa Board in resolutions relating to a particular series of the Alcoa Preferred Stock, or except as expressly required by applicable law, the holders of Alcoa Preferred Stock will not be entitled to vote.

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

  Pennsylvania law requires that holders of outstanding shares of a particular class or series be entitled to vote as a class on an amendment to the Alcoa Articles that would (i) authorize the Board of Directors of Alcoa to fix and determine the relative rights and preferences as between series of any preferred stock or special class of stock; (ii) change the preferences, limitations or other special rights of the shares of a class or series adverse to that class or series; (iii) authorize a new class or series of shares having a preference as to dividends or assets which is senior to shares of a particular class or series; or (iv) increase the number of authorized shares of any particular class or series having a preference as to dividends or assets which is senior in any respect to the shares of such class or series.

  The Board of Directors, pursuant to the Alcoa Articles, may limit or eliminate the voting rights applicable to any series of Alcoa Class B Serial Preferred Stock prior to the issuance of such series, except as otherwise required by law. Any one or more series of the Alcoa Class B Serial Preferred Stock may be issued with such additional voting rights, exercisable only during certain extended periods of dividend arrearages, as the Board of Directors may determine to be required to qualify the series for listing on a recognized stock exchange. Such rights may only be granted if there are no shares of Alcoa Class A Serial Preferred Stock outstanding.

  On matters on which holders of such series and holders of any other series of Alcoa Class B Serial Preferred Stock are entitled to vote as a single class, each full share of any series of the Alcoa Class B Serial Preferred Stock shall be entitled to one vote. Therefore, the voting power of such series will depend on the number of shares in such series, not the liquidation preference or initial offering price of the shares of such series of the Alcoa Class B Serial Preferred Stock.

  So long as any shares of Alcoa Preferred Stock remain outstanding, without the consent of the holders of at least a majority of the outstanding Alcoa Preferred Stock, voting as a class, Alcoa shall not (i) authorize any additional class of stock or increase the authorized number of shares of the Alcoa Preferred Stock or any class of stock ranking on a parity with the Alcoa Preferred Stock as to dividends or assets or (ii) merge or consolidate with any other corporation if the corporation surviving or resulting from such merger or consolidation would have any authorized class of stock ranking senior to or on a parity with the Alcoa Preferred Stock except the same number of shares of stock with the same rights and preferences as the authorized stock of the corporation immediately preceding such merger or consolidation.

  So long as any shares of Alcoa Preferred Stock remain outstanding, without the consent of the holders of at least two-thirds of the outstanding Alcoa Preferred Stock, Alcoa shall not (i) make any change in the rights and preferences of the Alcoa Preferred Stock so as to affect such stock adversely (provided, however, that if any such change would affect any series of Alcoa Preferred Stock adversely as compared with the effect thereof upon any other series of Alcoa Preferred Stock, no such change shall be made without the additional consent of the holders of at least two-thirds of the outstanding shares of such series of Alcoa Preferred Stock), (ii) authorize any additional class of stock or increase the authorized number of shares of any class of stock ranking senior to the Alcoa Preferred Stock as to dividends or assets or
(iii) sell or otherwise part with control of all or substantially all of its property or business or voluntarily liquidate, dissolve or wind up its affairs.

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

                 COMPARATIVE RIGHTS OF HOLDERS OF COMMON STOCK

  The rights of the stockholders of Alumax and Alcoa are governed by and subject to the provisions of the DGCL and the PBCL, respectively. If the Merger is consummated, the stockholders of Alumax will become shareholders of Alcoa, and their rights following the Merger will be governed by the Alcoa Articles, the Alcoa Bylaws and the PBCL, rather than the provisions of the Alumax Certificate and the Alumax Bylaws and the DGCL. The following is a brief summary of certain differences between the rights of Alumax stockholders and the rights of Alcoa shareholders, and is qualified in its entirety by reference to the relevant provisions of the DGCL, the PBCL, the Alumax Certificate, the Alumax Bylaws, the Alcoa Articles and the Alcoa Bylaws.

  Although the DGCL and the PBCL are similar in many respects, there are a number of differences between the two statutes that should be carefully considered by the stockholders of Alumax in evaluating the proposed Merger. The following summary sets forth the material differences between the rights of holders of Alcoa Common Stock and those of holders of the Common Stock. The following summary does not, however, purport to be a complete statement of all differences between the DGCL and the PBCL, nor does it purport to be a complete statement of the provisions of the two statutes which it compares.

FIDUCIARY DUTIES OF DIRECTORS

 General

  Both Delaware and Pennsylvania law provide that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of Pennsylvania and Delaware corporations owe fiduciary duties of care and loyalty to the corporations for which they serve as directors. Directors of Delaware corporations also owe fiduciary duties of care and loyalty to stockholders.

  The fiduciary duty provisions included in the PBCL, which are applicable to Alcoa, may provide significantly broader discretion, and increased protection from liability, to directors in exercising their fiduciary duties, particularly in a change in control context.

  The following summarizes certain aspects of Delaware and Pennsylvania law, including the DGCL and the PBCL, as they relate to fiduciary duties of directors:

 Standard of Care

  Delaware courts have held that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors in matters involving a contest for control of the corporation.

  A director of a Pennsylvania business corporation stands in a fiduciary relationship to the corporation (and, in contrast to Delaware, not to shareholders) and must perform his or her duties as a director, in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

 Justifiable Reliance

  A director of a Delaware corporation, in the performance of such director's duties, is fully protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

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

  In performing his or her duties, a director of a Pennsylvania business corporation is entitled to rely, in good faith, on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following: (i) one or more officers or employees who the director reasonably believes to be reliable and competent in the matters presented; (ii) counsel, public accountants, investment bankers or other persons as to matters which the director reasonably believes to be within the professional competence of such persons; and (iii) a committee of the board upon which he or she does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director reasonably believes to merit confidence. A director will not be considered to be acting in good faith if he or she has knowledge concerning the matter in question which would cause such reliance to be unwarranted.

 Consideration of Factors

  The DGCL does not contain any statutory provision permitting the board of directors, committees of the board and individual directors, when discharging the duties of their respective positions, to consider the interests of any constituencies other than the corporation or its stockholders.

  The PBCL provides that in discharging the duties of their respective positions, the board of directors, committees of the board and individual directors of a Pennsylvania corporation may, in considering what is in the best interests of the corporation, consider, to the extent they deem appropriate, (i) the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and on communities served by the corporation, without prioritization of these constituencies, (ii) the corporation's short-term and long-term interests, including benefits which may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the corporation's continued independence, (iii) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation and (iv) all other pertinent factors.

  It is unclear under the current state of development of Delaware law whether and the extent to which the board of directors, committees of the board and individual directors of a Delaware corporation may, in considering what is in the corporation's best interests or the effects of any action on the corporation, take into account the interests of any constituency other than the stockholders of the corporation. In contrast to Delaware law, Pennsylvania law provides that a director of a Pennsylvania corporation owes a duty only to the corporation (and not to the shareholders), and in considering what is in the best interests of the corporation, may choose to subordinate the interests of shareholders to the interests of employees, suppliers, customers or creditors of the corporation or to the interests of the communities served by the corporation.

  In addition, the duty of the board of directors, committees of the board and individual directors of a Delaware corporation may be enforced directly by the corporation or may be enforced by a stockholder, as such, by an action in the right of the corporation, or may be enforced directly by a stockholder or by any other person or group, whereas such duty of the board with respect to a Pennsylvania corporation may not be enforced directly by a shareholder or by any other person or group.

 Specific Applications

  Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. The heightened standard has two elements. First, it must be demonstrated that there is some basis for a board to conclude that a proper corporate purpose is served by implementation of any defensive measure, and, second, that measure must be found to be reasonable in relation to the perceived threat posed by the change in control.

  In exercising corporate powers, and in no way limiting their discretion, the fiduciary duty of directors of a Pennsylvania corporation does not require them to act solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration which might be offered or paid to shareholders in such an acquisition. In particular, directors of a Pennsylvania corporation are not required to redeem rights issued under any shareholder rights plan, and under existing case law, have the statutory authority under the PBCL simply to reject a potential or proposed acquisition of the corporation's shares.

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  In addition, under Delaware law, unlike Pennsylvania law, when the board of directors of a Delaware corporation approves the sale of the corporation, the board of directors may have a duty to obtain the highest value reasonably available to the stockholders.

 Presumption

  Under Delaware law, it is presumed that the directors of a Delaware corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interest of the corporation. This presumption may be overcome, however, if it is shown by a preponderance of the evidence that the directors' decision involved a breach of fiduciary duty such as fraud, overreaching, lack of good faith, failure of the board to inform itself properly or actions by the board to entrench itself in office.

  Under Pennsylvania law, absent a lack of good faith or self-dealing (i.e., entering into contracts or transactions with a director or an entity in which a director has a financial or other interest), any act of the board of directors, a committee of the board or an individual director is presumed to be in the corporation's best interests. In assessing whether a director of a Pennsylvania corporation has met his or her statutory duty of care, there is not any greater obligation to justify, or higher burden of proof with respect to, any act relating to or affecting an acquisition or potential or proposed acquisition of control of the corporation than is applied to any other action.

  Notwithstanding the preceding, any board action relating to or affecting an acquisition or potential or proposed acquisition of control which is approved by a majority of the corporation's "disinterested directors" (i.e., directors who (i) are not affiliated with the person seeking control and (ii) are not officers or employees of the corporation) is presumed to satisfy the statutory duty of care under Pennsylvania law, unless it is proven by clear and convincing evidence that the disinterested directors did not assent to such act in good faith, after reasonable investigation.

LIMITATION OF DIRECTOR LIABILITY

  Both Delaware and Pennsylvania law permit a corporation to limit a director's personal liability, with certain specified exceptions. In Delaware, such a limitation must be set forth in the corporation's certificate of incorporation, while in Pennsylvania, the limitation may be in the corporation's bylaws.

  The Alumax Certificate currently eliminates a director's personal liability for monetary damages to the fullest extent permitted by Delaware law. Under Delaware law, this means that a director presently has no monetary liability except for liability for (i) breach of the duty of loyalty, (ii) acts or omissions not in good faith or constituting intentional misconduct or knowing violation of the law, (iii) declaration of an improper dividend or an improper redemption of stock or (iv) any transaction from which the director derived an improper personal benefit.

  Currently, the Alcoa Articles and the Alcoa Bylaws eliminate a director's liability to the fullest extent permitted by Pennsylvania law. Under Pennsylvania law, this means that a director has no monetary liability for any action taken or omitted unless (i) the director breaches or fails to perform his or her duties and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Under Pennsylvania law, a director also remains personally liable where the responsibility or liability is pursuant to any criminal statute or is for the non-payment of taxes under Federal, State or local law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Alumax Certificate and the Alumax Bylaws require indemnification of its directors and officers to the fullest extent permitted under Delaware law. The Alcoa Articles and the Alcoa Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by Pennsylvania law.

  Both Delaware and Pennsylvania law permit a corporation to indemnify any person involved in a third party action by reason of his agreeing to serve, serving or formerly serving as an officer or director of the corporation, against expenses, judgments, fines and settlement amounts paid in such third party action (and against expenses incurred in any derivative action), if such person acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Furthermore, both states' laws provide that a corporation may advance expenses incurred in defending any action upon receipt of an undertaking by the person to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification.

  In general, no indemnification for expenses in derivative actions is permitted under either state law where the person has been adjudged liable to the corporation, unless a court finds him entitled to such indemnification. If, however, the person has been successful in defending a third party or derivative action, indemnification for expenses incurred is mandatory under both states' laws.

  In both states, the statutory provisions for indemnification are nonexclusive with respect to any other rights, such as contractual rights (and, in the case of a Pennsylvania corporation, under any bylaw, vote of shareholders, vote of disinterested directors or otherwise), to which a person seeking indemnification may be entitled. Unlike Pennsylvania law, however, Delaware law does not expressly permit such contractual or other rights to provide for indemnification against judgments and settlements paid in a derivative action. Although this broader right to indemnification in the context of derivative actions is included in the Alumax Certificate, its treatment by a court in Delaware is uncertain.

ANTI-TAKEOVER LAWS

  Section 203 of the DGCL contains certain "anti-takeover" provisions that apply to a Delaware corporation, unless the corporation elects not to be governed by such provisions in its certificate of incorporation or bylaws. Neither the Alumax Charter nor the Alumax Bylaws contain such an election. Thus, Alumax is governed by Section 203 of the DGCL which precludes a corporation from engaging in any "business combination" (i.e., mergers, consolidations, sales of substantially all assets, etc.) with any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that owns 15% or more of the outstanding voting stock of the corporation (except for any such person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by the corporation) for a period of three years following the time that such stockholder obtained ownership of more than 15% of the outstanding voting stock of the corporation. The three-year waiting period does not apply, however, if (i) prior to the time such person obtained ownership of more than 15% of the outstanding voting stock of the corporation, the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder owning in excess of 15% of such stock, (ii) upon consummation of the transaction which resulted in the stockholder owning in excess of 15% of the outstanding voting stock of the corporation, such stockholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced, or (iii) at or subsequent to such time as the stockholder obtained more than 15% of the outstanding voting stock of the corporation, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the acquiring stockholder.

  Chapter 25 of the PBCL contains several anti-takeover provisions that apply to registered corporations such as Alcoa. Section 2538 of the PBCL, which is similar to Section 203 of the DGCL, provides that if an interested shareholder of a registered corporation (together with others acting jointly or in concert therewith and affiliates thereof) (i) is to be a party to a merger or consolidation, a share exchange or certain sales of assets involving such corporation or a subsidiary thereof; (ii) is to receive a disproportionate amount of any of the securities of any corporation surviving or resulting from a division of such corporation; (iii) is to be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) is to have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification; then the transactions being proposed must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all shareholders (other than the interested shareholder) are entitled to cast with respect to such transaction, excluding all such voting shares beneficially owned by such interested shareholder. Such special voting requirement does not apply if the transaction being proposed has been approved in a prescribed manner by such corporation's board of directors or certain other conditions (including the amount of consideration to be paid to certain shareholders) are satisfied or the transaction involves certain subsidiaries.

  Section 2555 of the PBCL may apply to a transaction between a registered corporation and an interested shareholder thereof, notwithstanding that
Section 2538 is also applicable. Section 2555 prohibits such a corporation from engaging in a business combination with an interested shareholder unless:
(i) the board of directors of such corporation gives prior approval to the proposed transaction or gives prior approval to the interested shareholder's acquisition of 20% of the shares entitled to vote in an election of directors of such corporation, (ii) the interested shareholder owns at least 80% of the stock of such corporation entitled to vote in an election of directors and, no earlier than three months after such interested shareholder reaches such 80% level, the majority of the remaining shareholders approve the proposed transaction and shareholders receive a minimum "fair price" for their shares in the transaction and the other conditions of Section 2556 of the PBCL are met, (iii) holders of all outstanding common stock approve the transaction,
(iv) no earlier than 5 years after the interested shareholder acquired the 20%, a majority of the remaining shares entitled to vote in an election of directors approve the transaction, or (v) no earlier than 5 years after the interested shareholder acquired the 20%, a majority of all the shares approve the transaction, all shareholders receive a minimum fair price for their shares, and certain other conditions are met.

  The Alcoa Articles also provide that Alcoa may not engage in any stock repurchases at prices greater than the current fair market value from an interested shareholder. See "--Stock Repurchases below."

  Under the PBCL, when a person or group of persons acting in concert holds 20% of the shares of a registered corporation entitled to vote in the election of directors (a "Control Group"), on the occurrence of the transaction that makes the group a control group, any other stockholder of the registered corporation who objects can, under procedures set forth in the statute, require the Control Group to purchase his or her shares at "fair value," as defined in the PBCL.

  The PBCL also contains certain provisions applicable to a registered corporation such as Alcoa which, under certain circumstances, permit a corporation to redeem "control shares," as defined in the PBCL, remove the voting rights of control shares and require the disgorgement of profits by a "controlling person," as defined in the PBCL.

AMENDMENTS TO CHARTER

  Under Delaware law, amendment of the certificate of incorporation requires the approval of the holders of a majority of each class of shares entitled to vote. Pennsylvania law only requires the affirmative vote of a majority of the votes of each class of shares actually cast on a proposed amendment at a meeting at which a quorum is present, unless the articles of incorporation require a greater percentage. The Alcoa Articles contain no such requirement. Pennsylvania law also does not entitle the shareholders of a registered corporation such as Alcoa to propose amendments to the articles of incorporation and does not require shareholder approval of certain non-material amendments to the articles of incorporation. Thus, it may be easier under Pennsylvania law for a registered corporation's board of directors to adopt future amendments to the Alcoa Articles than it is to amend the Alumax Certificate under Delaware law.

MERGERS AND OTHER FUNDAMENTAL TRANSACTIONS

  Under Delaware law, fundamental corporate transactions (such as mergers, sales of all or substantially all of the corporation's assets, dissolutions, etc.) require the approval of the holders of a majority of the shares entitled to vote. This threshold is higher than the approval threshold under Pennsylvania law, which only requires approval of a majority of the votes actually cast by the shareholders at a meeting at which a quorum is present. Delaware and Pennsylvania laws each permit a corporation to increase the minimum percentage vote required. The Alcoa Articles do not contain any super-majority vote requirements to approve any fundamental transaction.

ISSUANCE OF ADDITIONAL SHARES OF CAPITAL STOCK

  The Alumax Certificate authorizes the issuance of up to 200,000,000 shares of Common Stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. As of June 29, 1998, 53,928,657 shares of Common Stock and no shares of Alumax preferred stock were issued and outstanding.

  The Alcoa Articles authorize the issuance of up to 600,000,000 shares of Alcoa Common Stock, up to 660,000 shares of Alcoa Class A Serial Preferred Stock and up to 10,000,000 shares of Alcoa Class B Serial Preferred Stock. As of June 29, 1998, 164,796,822 shares of Alcoa Common Stock, 557,649 shares of Alcoa Class A Serial Preferred Stock and no shares of Alcoa Class B Serial Preferred Stock were issued and outstanding. Upon completion of the Merger (based upon the number of shares of Alcoa Common Stock, Alcoa Class A Serial Preferred Stock and Alcoa Class B Serial Preferred Stock outstanding on June 29, 1998), there will be 185,565,936 shares of Alcoa Common Stock and 557,649 shares of Alcoa Class A Serial Preferred Stock issued and outstanding, assuming all of Alumax's stock options were exercised.

  The Alumax Board has the same authority as the Board of Directors of Alcoa with respect to the issuance of additional shares of common stock and preferred stock.

DIVIDENDS

  Delaware law permits dividends to be paid out of (i) surplus (the excess of net assets of the corporation over capital), or (ii) if the corporation does not have adequate surplus, net profits for the current or immediately preceding fiscal year, unless the net assets are less than the capital of any outstanding preferred stock. Pennsylvania law permits the payment of dividends unless they would render the corporation insolvent, meaning either (i) the corporation would be unable to pay its debts as they become due in the ordinary course of business, or (ii) the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed upon dissolution of the corporation to pay the holders of shares having a liquidation preference. See "Description of Alcoa Capital Stock."

STOCK REPURCHASES

  Under Delaware law, a corporation may not purchase or redeem its own shares when the capital of the corporation is impaired or when such purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares if such shares will be retired upon acquisition, thereby reducing the capital of the corporation. In contrast, Pennsylvania law permits a corporation to redeem any and all classes of its shares and treats such redemption or repurchase like a dividend, subject to the same limitations described under "--Dividends" above. In addition, the Alcoa Articles provide that, unless a stock repurchase is made pursuant to either (i) a tender offer or exchange offer for a class of capital stock made available on the same basis to all holders of such class of capital stock, or (ii) an open market purchase program approved by the Alcoa Board of Directors, Alcoa may not engage in any stock repurchases at prices greater than the current fair market value from an interested shareholder (i.e., a beneficial owner of 5% or more of the voting stock).

ELECTION OF DIRECTORS

  Under Delaware law cumulative voting in the election of directors is only permitted if expressly authorized in a corporation's charter. The Alumax Certificate does not expressly authorize cumulative voting. Under Pennsylvania law, shareholders automatically have cumulative voting rights unless the Pennsylvania corporation's articles of incorporation provides otherwise. The Alcoa Articles expressly provide that no shareholder shall have any right to cumulate such shareholder's votes and cast them for one candidate or distribute them among two or more candidates.

APPRAISAL OR DISSENTERS' RIGHTS

  The rights of stockholders to demand payment in cash by a corporation of the fair value of their shares under certain circumstances are called appraisal rights under the DGCL and dissenters' rights under the PBCL. Delaware law does not afford appraisal rights to holders of shares which are either listed on a national securities exchange, quoted on The Nasdaq National Market or held of record by more than 2,000 stockholders when the plan of merger or consolidation converts such shares solely into stock of the surviving corporation or stock of another corporation, or cash in lieu of fractional shares, which is either listed on a national securities exchange, quoted on The Nasdaq National Market or held of record by more than 2,000 stockholders. In addition, Delaware law denies appraisal rights to the stockholders of the surviving corporation in a merger if such merger did not require for its approval the vote of the stockholders of such surviving corporation. Pennsylvania law with respect to dissenters' rights is similar to Delaware law regarding appraisal rights, except that Pennsylvania law currently does not deny dissenters' rights to holders of shares which are quoted on The Nasdaq National Market.

  The definition of "fair value" in payment for shares upon exercise of appraisal or dissenters' rights is substantially similar under both states' laws. Any valuation methods may be used which are generally acceptable in the financial community.

AMENDMENTS TO BYLAWS

  Under Delaware law, if the certificate of incorporation confers on the board of directors the power to amend the Bylaws, as does the Alumax Certificate, the DGCL does not limit the power of the board to make changes in the bylaws. Under Pennsylvania law, however, the board's power to adopt or amend bylaw provisions on specified subjects is limited absent a contrary provision in the articles. There is no such contrary provision in the Alcoa Articles; therefore, the Alumax Board has broader authority to amend the Alumax Bylaws than the Board of Directors of Alcoa has to amend the Alcoa Bylaws.

  Under Delaware law, a corporation's bylaws may be amended by the stockholders at any meeting, without the need to obtain the consent of the board of directors or to give prior notice that such action would be taken at the meeting. As such, the amendment process may be somewhat less restrictive than that prescribed by Pennsylvania law, which requires that a copy of any proposed amendment to the bylaws, or a summary thereof, be included with the notice of the meeting at which the shareholders wish to amend a Pennsylvania corporation's bylaws.

ACTION BY WRITTEN CONSENT

  Delaware law permits a majority of stockholders to consent in writing to any action without a meeting. Under Pennsylvania law, shareholders of a registered corporation such as Alcoa may authorize an action without a meeting by less than unanimous consent only if such action without a meeting is permitted by the corporation's articles of incorporation. The Alcoa Articles currently do not permit such action.

SPECIAL MEETING OF STOCKHOLDERS

  Both Delaware and Pennsylvania laws permit a special meeting of the shareholders to be called by the board of directors or such other person as may be authorized by the corporation's charter or bylaws. Pennsylvania law, however, explicitly states that shareholders of a registered corporation, such as Alcoa, shall not have a statutory right to call special meetings.

ANNUAL MEETING OF STOCKHOLDERS

  Under Delaware law, if the annual meeting for the election of directors is not held on a designated date, the directors are required to cause such meeting to be held as soon thereafter as may be convenient. If they fail to do so for a period of 30 days after the designated date, or if no date has been designated for a period of 13 months after the organization of the corporation or after its last annual meeting, the Court of Chancery may summarily order a meeting to be held upon application of any stockholder or director.

  Under Pennsylvania law, if the annual meeting of shareholders for election of directors is not called and held within six months after the designated time, any shareholder may call such meeting at any time thereafter without application to any court.

RIGHTS OF INSPECTION

  Under both the PBCL and the DGCL, every stockholder, upon proper written demand stating the purpose thereof, may inspect the corporate books and records during normal business hours as long as such inspection is for a proper purpose. Under both statutes, a "proper purpose is any purpose reasonably related to the interests of the inspecting person as a stockholder."

CASE LAW AND COURT SYSTEMS

  There is a substantial body of case law in Delaware interpreting the corporation laws of that state. A comparable body of judicial interpretations does not exist in Pennsylvania. Delaware also has established a system of Chancery Courts to adjudicate matters arising under the DGCL. Pennsylvania has not established an equivalent court system and matters arising under the PBCL are adjudicated by general state courts.

                                 LEGAL MATTERS

  The validity of the shares of Alcoa Common Stock to be issued in connection with the Merger will be passed upon for Alcoa by Denis A. Demblowski, Esq., Secretary and Senior Counsel of Alcoa. Mr. Demblowski is a participant in Alcoa's stock option plan and various other employee benefit plans offered to employees of Alcoa.

  Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alcoa, and Sullivan & Cromwell, counsel to Alumax, have each given opinions confirming their respective opinions set forth under the heading "Material U.S. Federal Income Tax Consequences of the Merger," subject to certain qualifications. W. Loeber Landau, a director of Alumax, is a partner in the law firm of Sullivan & Cromwell, which, during 1997 and 1998, rendered legal services to Alumax and its subsidiaries, including in connection with the Merger Agreement and the transactions contemplated thereby. As of June 15, 1998, Mr. Landau held 25,032 shares of Common Stock and options to acquire an additional 10,000 shares of Common Stock. Certain attorneys of Skadden, Arps, Slate, Meagher & Flom LLP have investment and voting authority with respect to an aggregate of 1,800 shares of Alcoa Common Stock.

                                    EXPERTS

  The consolidated financial statements and schedules of Alcoa at December 31, 1997 and 1996 and for the three year period ended December 31, 1997 incorporated by reference in this Proxy Statement/Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon included or incorporated by reference in Alcoa's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements and schedule of Alumax at December 31, 1997 and 1996 and for the three year period ended December 31, 1997 incorporated by reference in this Proxy Statement/Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon included or incorporated by reference in Alumax's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                                                      APPENDIX I
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                          ALUMINUM COMPANY OF AMERICA,

                             AMX ACQUISITION CORP.

                                      AND

                                  ALUMAX INC.

                           DATED AS OF MARCH 8, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I
                                   The Offer

 Section 1.1.  The Offer................................................   I-1
 Section 1.2.  Company Actions..........................................   I-2
 Section 1.3.  Directors of the Company.................................   I-3

                                   ARTICLE II
                                   The Merger
 Section 2.1.  The Merger...............................................   I-4
 Section 2.2.  Closing..................................................   I-4
 Section 2.3.  Effective Time...........................................   I-4
 Section 2.4.  Effects of the Merger....................................   I-4
 Section 2.5.  Certificate of Incorporation; By-laws....................   I-4
 Section 2.6.  Directors; Officers of Surviving Corporation.............   I-4
 Section 2.7.  Conversion of Securities.................................   I-5
 Section 2.8.  Exchange of Certificates.................................   I-5
 Section 2.9.  Appraisal Rights.........................................   I-7
 Section 2.10. Adjustments to Prevent Dilution..........................   I-7

                                  ARTICLE III
                 Representations and Warranties of the Company
 Section 3.1.  Organization, Qualification, Etc.........................   I-8
 Section 3.2.  Capital Stock............................................   I-8
 Section 3.3.  Corporate Authority Relative to this Agreement; No
               Violation................................................   I-9
 Section 3.4.  Reports and Financial Statements.........................  I-10
 Section 3.5.  No Undisclosed Liabilities...............................  I-10
 Section 3.6.  No Violation of Law......................................  I-11
 Section 3.7.  Environmental Matters....................................  I-11
 Section 3.8.  Employee Benefit Plans; ERISA............................  I-12
 Section 3.9.  Absence of Certain Changes or Events.....................  I-13
 Section 3.10. Litigation...............................................  I-13
 Section 3.11. Schedule 14D-9; Offer Documents; Registration Statement
               and Proxy Statement......................................  I-13
 Section 3.12. Intellectual Property....................................  I-14
 Section 3.13. Tax Matters..............................................  I-15
 Section 3.14. Opinion of Financial Advisor.............................  I-16
 Section 3.15. Required Vote of the Company Stockholders................  I-16
 Section 3.16. Employment Matters.......................................  I-16

                                   ARTICLE IV
         Representations and Warranties of the Parent and the Purchaser
 Section 4.1.  Organization, Qualification, Etc.........................  I-16
 Section 4.2.  Capital Stock............................................  I-17
 Section 4.3.  Corporate Authority Relative to this Agreement; No
               Violation................................................  I-17
 Section 4.4.  Reports and Financial Statements.........................  I-18
 Section 4.5.  No Undisclosed Liabilities...............................  I-18
 Section 4.6.  No Violation Of Law......................................  I-18
 Section 4.7.  Environmental Matters....................................  I-18
 Section 4.8.  Employee Benefit Plans; ERISA............................  I-19
 Section 4.9.  Absence of Certain Changes or Events.....................  I-20
 Section 4.10. Litigation...............................................  I-20
 Section 4.11. Proxy Statement/Prospectus; Registration Statement.......  I-20
 Section 4.12. Intellectual Property....................................  I-21

Section 4.13.  Tax Matters.................................................................................... I-21
Section 4.14.  Opinion of Financial Advisor................................................................... I-22
Section 4.15.  Employment Matters............................................................................. I-22
Section 4.16.  Ownership of Shares............................................................................ I-22

                                   ARTICLE V
                            Covenants and Agreements
Section 5.1.   Conduct of Business by the Company............................................................. I-22
Section 5.2.   Access; Confidentiality........................................................................ I-24
Section 5.3.   Special Meeting, Proxy Statement, Registration Statement....................................... I-25
Section 5.4.   Reasonable Best Efforts; Further Assurances.................................................... I-25
Section 5.5.   Employee Stock Options and Other Employee Benefits............................................. I-26
Section 5.6.   Takeover Statute............................................................................... I-27
Section 5.7.   Solicitation by the Company.................................................................... I-27
Section 5.8.   Public Announcements........................................................................... I-28
Section 5.9.   Indemnification and Insurance.................................................................. I-28
Section 5.10.  Additional Reports and Information............................................................. I-28
Section 5.11.  Affiliates..................................................................................... I-28
Section 5.12.  NYSE Listing................................................................................... I-29
Section 5.13.  Tax-Free Reorganization........................................................................ I-29
Section 5.14.  The Company Rights Plan........................................................................ I-29

                                   ARTICLE VI
                            Conditions to the Merger
Section 6.1.   Conditions to Each Party's Obligation to Effect the Merger..................................... I-29
Section 6.2.   Conditions to Obligation of the Parent and the Purchaser to Effect the Merger.................. I-29
Section 6.3.   Conditions to Obligation of the Company to Effect the Merger................................... I-29
Section 6.4.   Additional Conditions to the Obligations of the Parent and the Purchaser to Effect the Merger.. I-30
Section 6.5.   Additional Conditions to the Obligations of the Company to Effect the Merger................... I-30

                                  ARTICLE VII
                                  Termination
Section 7.1.   Termination.................................................................................... I-30
Section 7.2.   Effect of Termination.......................................................................... I-31

                                  ARTICLE VIII
                                 Miscellaneous
Section 8.1.   No Survival of Representations and Warranties.................................................. I-31
Section 8.2.   Expenses....................................................................................... I-31
Section 8.3.   Counterparts; Effectiveness.................................................................... I-32
Section 8.4.   Governing Law.................................................................................. I-32
Section 8.5.   Notices........................................................................................ I-32
Section 8.6.   Assignment; Binding Effect..................................................................... I-32
Section 8.7.   Severability................................................................................... I-33
Section 8.8.   Enforcement of Agreement....................................................................... I-33
Section 8.9.   Entire Agreement; No Third-Party Beneficiaries................................................. I-33
Section 8.10.  Headings....................................................................................... I-33
Section 8.11.  Definitions.................................................................................... I-33
Section 8.12.  Finders or Brokers............................................................................. I-33
Section 8.13.  Amendment or Supplement........................................................................ I-33
Section 8.14.  Extension of Time, Waiver, Etc................................................................. I-34

Annex A--Conditions to the Offer

Exhibit A--Form of Affiliate Letter for Affiliates of Alumax Inc.

  AGREEMENT AND PLAN OF MERGER, dated as of March 8, 1998 (the "Agreement"), among ALUMINUM COMPANY OF AMERICA, a Pennsylvania corporation (the "Parent"), AMX ACQUISITION CORP., a Delaware corporation (the "Purchaser"), and ALUMAX INC., a Delaware corporation (the "Company").

  WHEREAS, the Boards of Directors of the Parent, the Purchaser and the Company deem it advisable and in the best interests of their respective stockholders that the Parent acquire the Company upon the terms and subject to the conditions provided for in this Agreement;

  WHEREAS, in furtherance thereof it is proposed that the acquisition be accomplished by the Purchaser commencing a cash tender offer (as it may be amended from time to time as permitted by this Agreement, the "Offer") to acquire 27,000,000 shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock," and together with the rights issued pursuant to the Rights Agreement (as hereinafter defined) associated with such shares, the "Shares"), or such other number of Shares as represents an absolute majority of the excess of (i) all shares of Company Common Stock outstanding on the Expiration Date on a fully-diluted basis, minus (ii) the total number of Shares issuable upon exercise of all outstanding employee stock options, for $50.00 per Share (such amount or any greater amount per Share paid pursuant to the Offer being hereinafter referred to as the "Per Share Cash Amount"), subject to applicable withholding taxes, net to the seller in cash, to be followed by a merger of the Company with and into the Purchaser (the "Merger") pursuant to which outstanding shares of Company Common Stock will be converted into the right to receive shares of common stock, par value $1.00 per share, of the Parent (the "Parent Common Stock"), and cash under certain circumstances, in each case upon the terms and subject to the conditions set forth in this Agreement;

  WHEREAS, the Board of Directors of the Company has unanimously approved the making of the Offer and the Merger and resolved and agreed to recommend that holders of Shares tender their Shares pursuant to the Offer and approve and adopt this Agreement and the Merger;

  WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger contemplated hereby qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code; and

  WHEREAS, the Boards of Directors of the Parent (on its own behalf and as the sole stockholder of the Purchaser), the Purchaser and the Company have each approved this Agreement and the Merger in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and upon the terms and conditions set forth in this Agreement.

  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parent, the Purchaser and the Company agree as follows:

                                   ARTICLE I

                                   THE OFFER

  Section 1.1.  The Offer.

  (a) Provided that this Agreement shall not have been terminated in accordance with Section 7.1 and none of the events set forth in Annex A hereto shall have occurred or be existing (and shall not have been waived by the Purchaser), the Purchaser shall commence the Offer as promptly as reasonably practicable after the date hereof, but in no event later than five business days after the public announcement of the execution of this Agreement. The Purchaser shall, on the terms of and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for up to 27,000,000 Shares validly tendered and not withdrawn pursuant to the Offer (or such other number of Shares as represents an absolute majority of the excess of (i) all shares of Company Common Stock outstanding on the Expiration Date on a fully-diluted basis, minus (ii) the total number of Shares issuable upon exercise of all outstanding employee stock options, with 27,000,000 Shares or such other number being herein referred to as the "50% Share Number") as soon as practicable after the later of the satisfaction of the conditions of the Offer and the expiration of the Offer; provided, however, that no such payment shall be made until after the calculation of the applicable proration factor in the Offer. The obligation of the Purchaser to purchase and pay for shares tendered pursuant to the Offer shall be subject to the conditions set forth in Annex A hereto. The Company agrees that no Shares held by the Company or any of its Subsidiaries will be tendered to the Purchaser pursuant to the Offer. The Purchaser expressly reserves the right to waive any of such conditions, to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that no change may be made which decreases the price per Share payable in the Offer, reduces the number of Shares to be purchased in the Offer, changes the form of consideration to be paid in the Offer, modifies any of the conditions set forth in Annex A hereto in any manner adverse to the holders of Shares or, except as provided in the next two sentences, extends the Offer. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date, which shall be 20 business days following the date of commencement of the Offer, if, at the scheduled expiration of the Offer, any of the conditions to the Purchaser's obligation to accept for payment and to pay for the Shares shall not be satisfied or waived, or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer. So long as this Agreement is in effect and the condition to the Offer set forth in clause (i) of the first paragraph of Annex A has not been satisfied or waived, the Purchaser shall extend the Offer from time to time for a period or successive periods not to exceed 10 business days each after the previously scheduled expiration date of the Offer. The Per Share Cash Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer.

  (b) As promptly as practicable on the date of commencement of the Offer, the Purchaser shall file with the SEC a Tender Offer Statement on Schedule 14D-1 (together with all amendments and supplements thereto, the "Schedule 14D-1") with respect to the Offer. The Schedule 14D-1 shall contain or incorporate by reference an offer to purchase (the "Offer to Purchase") and forms of the related letter of transmittal and all other ancillary Offer documents (collectively, together with all amendments and supplements thereto, the "Offer Documents"). The Parent and the Purchaser shall cause the Offer Documents to be disseminated to the holders of the Shares as and to the extent required by applicable federal securities laws. The Parent and the Purchaser, on the one hand, and the Company, on the other hand, will promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and the Purchaser will cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment upon the
Schedule 14D-1 before it is filed with the SEC.

  Section 1.2.  Company Actions.

  (a) The Company hereby approves of and consents to the Offer and represents and warrants that the Company's Board of Directors, at a meeting duly called and held, has (i) unanimously (with one director absent) determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (ii) approved this Agreement and approved the transactions contemplated hereby and thereby, including the Offer and the Merger and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser thereunder and approve and adopt this Agreement and the Merger. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board described in the immediately preceding sentence.

  (b) As promptly as practicable on the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9") which shall contain the recommendation referred to in clause
(iii) of Section 1.2(a) hereof. The Company further agrees to take all steps necessary to cause the Schedule 14D-9 to be disseminated to holders of the Shares as and to the extent required by applicable federal securities laws.

The Company, on the one hand, and each of the Parent and the Purchaser, on the other hand, will promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company will cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. The Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide the Parent, the Purchaser and their counsel with any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

  (c) The Company shall promptly furnish the Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Company shall furnish the Purchaser with such additional information, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance as the Parent, the Purchaser or their agents may reasonably request. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, the Parent and the Purchaser shall hold in confidence the information contained in such labels, listings and files, shall use such information solely in connection with the Offer and the Merger, and, if this Agreement is terminated in accordance with Section 7.1 or if the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to the Company all copies of such information, labels, listings and files then in their possession or in the possession of their agents or representatives.

  Section 1.3.  Directors of the Company.

  (a) Promptly upon the purchase of and payment for any Shares by the Purchaser or any of its affiliates pursuant to the Offer, the Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product obtained by multiplying the total number of directors on such Board (giving effect to the directors designated by the Parent pursuant to this sentence) by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of the Purchaser, promptly increase the size of its Board of Directors or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Parent's designees to be so elected to the Company's Board and shall cause the Parent's designees to be so elected. At such time, the Company shall, if requested by the Parent, also cause directors designated by the Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each Significant Subsidiary (as hereinafter defined) of the Company, and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there shall be until the Effective Time at least one member of the Company's Board of Directors who is a director on the date hereof and is not an employee of the Company.

  (b) The Company shall promptly take all actions required pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under Section 1.3(a), including mailing to stockholders together with the
Schedule 14D-9 the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable the Parent's designees to be elected to the Company's Board of Directors. The Parent and the Purchaser will supply the Company and be solely responsible for any information with respect to them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f1. The provisions of this Section 1.3 are in addition to and shall not limit any rights which the Purchaser, the Parent or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

  (c) Following the election of the Parent's designees to the Company's Board of Directors pursuant to this Section 1.3, prior to the Effective Time (as hereinafter defined) (i) any amendment or termination of this

Agreement by the Company, (ii) any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of the Parent or the Purchaser, or (iii) any waiver of any of the Company's rights hereunder shall, in any such case, require the concurrence of a majority of the directors of the Company then in office who neither were designated by the Purchaser nor are employees of the Company (the "Independent Director Approval").

                                  ARTICLE II

                                  The Merger

  Section 2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, the Company shall merge with and into the Purchaser (the "Merger"), and the separate corporate existence of the Company shall thereupon cease, and the Purchaser shall be the surviving corporation in the Merger (the "Surviving Corporation"). The Surviving Corporation shall possess all the rights, privileges, powers and franchises as well of a public as of a private nature and shall be subject to all of the restrictions, disabilities, duties, debts and obligations of the Company and the Purchaser, all as provided in the DGCL.

  Section 2.2. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction of the conditions set forth in Article VI, unless another time or date is agreed to in writing by the parties hereto. The Closing will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York, unless another place is agreed to in writing by the parties hereto.

  Section 2.3. Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in order to effect the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such other time as is specified in the Certificate of Merger (the time at which the Merger becomes fully effective being hereinafter referred to as the "Effective Time").

  Section 2.4. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

  Section 2.5.  Certificate of Incorporation; By-laws.

  (a) At the Effective Time, the Certificate of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation; provided, however, that Article FIRST of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: "FIRST: The name of the corporation is Alumax Inc." and, as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such Certificate of Incorporation.

  (b) At the Effective Time, the By-laws of the Purchaser, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

  Section 2.6.  Directors; Officers of Surviving Corporation.

  (a) The directors of the Purchaser at the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

  (b) The officers of the Purchaser at the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

  Section 2.7. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Purchaser or the Company:

    (a) Each Share that is owned by the Parent, the Purchaser, any of their respective Subsidiaries, the Company or any Subsidiary of the Company shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

    (b) Each issued and outstanding Share, other than Excluded Shares and Dissenting Shares, shall be converted into, and become exchangeable for the right to receive:

      (A) 0.6975 (the "Exchange Ratio") of a share of Parent Common Stock; provided that the Purchaser shall have purchased no fewer than the 50% Share Number of Shares in the Offer; or

      (B) that fraction of a share of Parent Common Stock equal to the Adjusted Exchange Ratio, plus an amount in cash equal to the Merger Cash Prorate Amount, if the Purchaser shall have purchased fewer than the 50% Number of Shares in the Offer.

    As used herein: (i) the term "Excluded Shares" shall mean that number of Shares owned by the Parent and its Subsidiaries immediately prior to the Effective Time (excluding Shares held by the Company and its Subsidiaries);
  (ii) the term "Adjusted Exchange Ratio" shall mean that quotient (rounded to the nearest cent) determined by dividing (1) the product of the 50% Share Number times 0.6975 by (2) the Final Outstanding Number; (iii) the term "Merger Cash Prorate Amount" shall mean that U.S. dollar cash amount (rounded to the nearest cent) equal to the quotient determined by dividing
  (3) the product of the Per Share Cash Amount times the excess of (a) the 50% Share Number over (b) the Purchased Share Number by (4) the Final Outstanding Number; (iv) the term "Final Outstanding Number" shall mean that number of Shares equal to the total number of Shares outstanding immediately prior to the Effective Time minus the Excluded Shares; and (v) the term "Purchased Share Number" shall mean that number of Shares actually purchased by the Purchaser in the Offer. The per Share consideration referred to in clause (A) or clause (B) of this Section 2.7(b), as the case may be, is referred to herein as the "Merger Consideration." All such Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and the certificates representing such Shares shall thereafter represent only the right to receive (i) Merger Consideration, (ii) certain dividends and other distributions in accordance with Section 2.8(g), and (iii) cash in lieu of fractional shares of Parent Common Stock in accordance with Section 2.8(h), without interest.

    (c) Each issued and outstanding share of common stock, par value $.01 per share, of the Purchaser shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

  Section 2.8.  Exchange of Certificates.

  (a) Exchange Agent. The Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of the Shares (other than Excluded Shares) in connection with the Merger (the "Exchange Agent") to receive in trust from the Parent as of the Effective Time for the benefit of such holders (i) certificates ("Parent Certificates") representing the number of whole shares of Parent Common Stock and (ii) the aggregate amount of cash (if any) issuable pursuant to Section 2.7(b) in exchange for outstanding Shares (such shares of Parent Common Stock and cash (if any), together with any dividends or distributions with respect thereto with a record date after the Effective Time and any cash payable in lieu of any fractional shares of Parent Common Stock being hereinafter referred to as the "Exchange Fund").

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record, as of the Effective Time, of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"), whose Shares were converted pursuant to Section 2.7(b) into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Parent, together with such letter of transmittal, properly completed and duly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a Parent Certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to Section 2.7(b),
(ii) any cash included in the Merger Consideration, (iii) certain dividends or other distributions in accordance with Section 2.8(g) and (iv) cash in lieu of any fractional share in accordance with Section 2.8(h) for each Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If the issuance of the Merger Consideration is to be made to a Person (as hereinafter defined) other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of exchange that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such exchange shall have paid all transfer and other Taxes (as hereinafter defined) required by reason of the issuance to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

  (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

  (d) Termination of Fund; No Liability. At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent, and holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  (e) Lost, Stolen or Destroyed Certificates. In the event any Certificates for Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by the Parent, the posting by such Person of a bond in such sum as the Parent may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will issue the Merger Consideration pursuant to Section 2.8(b) deliverable in respect of the Shares represented by such lost, stolen or destroyed Certificates.

  (f) Withholding Taxes. The Parent and the Purchaser shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold from the Per Share Cash Amount or the Merger Consideration payable to a holder of Shares pursuant to the Offer or the Merger any stock transfer Taxes and such amounts as are required under the Code, or any applicable provision of state, local or foreign Tax law, as specified in the Offer Documents. To the extent that amounts are so withheld by the Parent or the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Parent or the Purchaser, in the circumstances described in the Offer Documents.

  (g) Dividends; Distributions. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.8(h), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the Parent Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.8(h) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. The Parent shall make available to the Exchange Agent cash for these purposes.

  (h) No Fractional Shares. No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of any such fractional shares, each holder of a Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Certificate pursuant to this Section shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all Shares held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Parent Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Transactions Tape (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the Closing Date.

  (i) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Parent.

  Section 2.9. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, if by reason of the composition of the Merger Consideration
Section 262 of the DGCL affords appraisal rights in the Merger, then Shares (the "Dissenting Shares") that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of
Section 262 of the DGCL (the "Dissenting Stockholders") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration without any interest thereon. The Company shall give the Parent (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of the Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Stockholder shall thereupon be treated as though such Shares had been converted into the right to receive the Merger Consideration pursuant to
Section 2.7(b).

  Section 2.10 Adjustments to Prevent Dilution. In the event that the Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.

                                  ARTICLE III

                 Representations and Warranties of the Company

  Except as set forth on the schedule delivered by the Company to the Parent simultaneously and in connection with the execution and delivery of this Agreement (the "Company Disclosure Schedule") or disclosed in the Company SEC Reports, the Company represents and warrants to the Parent and the Purchaser as set forth below:

  Section 3.1. Organization, Qualification, Etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority and all governmental approvals required for it to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on the Company or delay consummation of the transactions contemplated by this Agreement or otherwise prevent the Company from performing its obligations hereunder. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to the Company or the Parent, as the case may be, means such state of facts, event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, as the case may be. The Company has delivered or made available to the Parent copies of the certificate of incorporation and by-laws or other similar organizational documents for the Company and each of its Significant Subsidiaries. Such certificates of incorporation and by-laws or other organizational documents are complete and correct and in full force and effect, and neither the Company nor any of its Significant Subsidiaries is in violation of any of the provisions of their respective certificates of incorporation, by-laws or similar organizational documents. Each of the Company's Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate power and authority and all governmental approvals required for it to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Company. All the outstanding shares of capital stock of, or other ownership interests in, the Company's Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are owned by the Company, directly or indirectly, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a "Lien"). Other than the Subsidiaries, there are no other Persons in which the Company owns, of record or beneficially, any direct or indirect equity or similar interest or any right (contingent or otherwise) to acquire the same.

  Section 3.2. Capital Stock. The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $1.00 per share ("Company Preferred Stock"). As of March 8, 1998, (i) 53,458,062 shares of Company Common Stock are issued and outstanding; (ii) 3,161,525 shares of Company Common Stock are subject to outstanding options issued and 319,610 shares of Company Common Stock are subject to other stock-based awards, including 113,580 awarded on March 5, 1998, pursuant to The Alumax Inc. 1993 Long Term Incentive Plan (the "1993 Plan"), and 4,784,929 shares of Company Common Stock are reserved for issuance under the 1993 Plan; (iii) 571,475 shares of Company Common Stock are subject to outstanding options, and an additional 190,564 shares are issuable if the holder retains the shares acquired for two years after the date of exercise, issued pursuant to The Alumax Inc. 1995 Employee Equity Ownership Plan (the "1995 Plan"), and 997,000 shares of Company Common Stock are reserved for issuance under the 1995 Plan; (iv) 80,000 shares of Company Common Stock are subject to outstanding options, 20,750 deferred shares of Company Common Stock and 730,301 shares of Company Common Stock are reserved for issuance under The Alumax Inc. Non-Employee Directors' Stock Compensation

Plan and 74,148 shares are deferred and 192,009 shares of Company Common Stock are reserved for issuance under The Alumax Inc. Non-Employee Directors' Deferred Compensation Plan; (v) 794,624 shares of Company Common Stock are reserved for issuance under the Alumax Inc. Thrift Plan for Salaried Employees, Alumax Inc. Thrift Plan for Hourly Employees, and Alumax Inc. Thrift Plan for Collectively Bargained Employees; (vi) 695,567 shares of Company Common Stock are reserved for issuance pursuant to employee deferred compensation arrangements, of which 623,350 shares of Company Common Stock are subject to outstanding options and 26,603 shares of Company Common Stock are subject to deferred stock units; (vii) 112 shares of Company Common Stock are reserved for conversion of the Company's Series A Preferred Stock;
(viii) 1,812,900 shares of Company Common Stock are issued and held in the treasury of the Company; and (ix) no shares of Company Preferred Stock are issued, outstanding or reserved for issuance. Section 3.2 of the Company Disclosure Schedule sets forth a complete and correct list of all holders of options to acquire Shares, including such person's name, the number of options (vested, unvested and total) held by such person and the exercise price for each such option. All the outstanding Shares are and the exercise of outstanding options described in the second sentence of this Section 3.2 will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth above, except for the Company's obligations under the Rights Agreement, dated as of February 22, 1996 (the "Rights Agreement"), between the Company and Chemical Mellon Shareholder Services, L.L.C., as rights agent, and except for the transactions contemplated by this Agreement, (1) there are no shares of capital stock of the Company authorized, issued or outstanding, (2) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, or (3) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other capital stock of the Company or any Subsidiary or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business.

  Section 3.3.  Corporate Authority Relative to this Agreement; No Violation.

  (a) The Company has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for obtaining the Company Stockholder Approval (as hereinafter defined) as contemplated by Section 5.3 hereof and the filing of the Certificate of Merger, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has taken all appropriate action so that neither the Parent nor the Purchaser will be an "interested stockholder" within the meaning of Section 203 of the DGCL by virtue of the Parent, the Purchaser and the Company entering into this Agreement and consummating the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of the Parent and the Purchaser, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

  (b) Except for the filings, permits, authorizations, consents and approvals set forth in Section 3.3(b) of the Company Disclosure Schedule or as may be required under, and other applicable requirements of, the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), state securities or blue sky laws, and the DGCL (the "Company Required Approvals"), none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation, by-laws or similar organizational documents of the Company or any of its Significant

Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any federal, regional, state or local court, arbitrator, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether U.S. or foreign (a "Governmental Entity"), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (the "Company Agreements"), or
(iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or substantially delay the consummation of the transactions contemplated hereby.
Section 3.3(b) of the Company Disclosure Schedule sets forth a list of all third party consents and approvals required to be obtained under the Company Agreements prior to the consummation of the transactions contemplated by this Agreement the failure of which to obtain would have, individually or in the aggregate, a Material Adverse Effect on the Company.

  Section 3.4. Reports and Financial Statements. The Company has previously furnished or otherwise made available to the Parent true and complete copies of:

    (a) the Company's Annual Reports on Form 10-K filed with the SEC for each of the years ended December 31, 1996 and 1997;

    (b) the Company's Quarterly Report on Form 10-Q filed with the SEC for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

    (c) each definitive proxy statement filed by the Company with the SEC since December 31, 1996;

    (d) each final prospectus filed by the Company with the SEC since December 31, 1996, except any final prospectus on Form S-8; and

    (e) all Current Reports on Form 8-K filed by the Company with the SEC since January 1, 1997.

  As of their respective dates, such reports, proxy statements and prospectuses (collectively with any amendments, supplements and exhibits thereto, the "Company SEC Reports") (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Report was amended or was superseded by a later filed Company SEC Report, none of the Company SEC Reports contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file any forms, reports or other documents with the SEC. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Reports (including any related notes and schedules) fairly present the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods or as of the dates then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments), in each case in accordance with past practice and generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). Since January 1, 1996, the Company has timely filed all reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

  Section 3.5. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or obligation, except (a) liabilities or obligations reflected in the Company SEC Reports and (b) liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  Section 3.6. No Violation of Law. The businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity (provided that no representation or warranty is made in this Section 3.6 with respect to Environmental Laws (as hereinafter defined)) except (a) as described in the Company SEC Reports filed prior to the date hereof and (b) for violations or possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  Section 3.7.  Environmental Matters.

  (a) Each of the Company and its Subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental Entities which are required under any applicable Environmental Law in respect of its business or operations ("Environmental Permits"), except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on the Company. Each of such Environmental Permits is in full force and effect, and each of the Company and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with all applicable Environmental Laws, except for such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  (b) There is no Environmental Claim (as hereinafter defined) pending, or to the best knowledge of the Company threatened, against the Company or any of its Subsidiaries, or to the best knowledge of the Company against any Person whose liability for such Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, that would, individually or in the aggregate, have a Material Adverse Effect on the Company.

  (c) Except as set forth in Section 3.7(c) of the Company Disclosure Schedule, to the best knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material (as hereinafter defined), that have resulted in any Environmental Claim against the Company or any of its Subsidiaries, or to the best knowledge of the Company against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  (d) To the best knowledge of the Company, no site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder ("CERCLA").

  (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by the Company or any of its Subsidiaries, except for such Liens which would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and no action of any Governmental Entity has been taken or, to the best knowledge of the Company, is in process which could subject any of such properties to such Liens except for any such action which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  (f) As used in this Agreement:

    (i) "Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release or threatened release, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

    (ii) "Environmental Law" means any law or order of any Governmental Entity relating to the regulation or protection of human health or safety as it relates to Hazardous Materials or the environment or to emissions, discharges, releases or threatened releases of Hazardous Material, pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment.

    (iii) "Hazardous Materials" means (A) any petroleum or petroleum products, flammable materials, radioactive materials, friable asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls; (B) any chemicals or other materials or substances which are become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity under any Environmental Law.

  Section 3.8.  Employee Benefit Plans; ERISA.

  (a) Except as described in the Company SEC Reports or as would not have a Material Adverse Effect on the Company, (i) all Company Employee Benefit Plans (as hereinafter defined) are in compliance with all applicable requirements of law, including ERISA (as hereinafter defined) and the Code, and (ii) neither the Company nor any of its Subsidiaries nor any ERISA Affiliate (as hereinafter defined) has any liabilities or obligations with respect to any such Company Employee Benefit Plans, whether accrued, contingent or otherwise, nor to the best knowledge of the Company, are any such liabilities or obligations expected to be incurred. Except as described in the Company SEC Reports or as set forth in Section 3.8(a) of the Company Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Benefit Plan that will or may result in any payment or any continuation benefit under COBRA (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance agreements or severance policies applicable to the Company or any of its Subsidiaries are the agreements and policies specifically described in Section 3.8(a) of the Company Disclosure Schedule.

  (b) With respect to each of its Plans (as hereinafter defined), the Company has heretofore delivered to the Parent complete and correct copies of each of the following documents, as applicable: (i) a copy of the Plan; (ii) a copy of the most recent annual report; (iii) a copy of the most recent actuarial report; (iv) a copy of the most recent Summary Plan Description and all material modifications; (v) a copy of the trust or other funding agreement; and (vi) the most recent determination letter received from the Internal Revenue Service (the "IRS") with respect to each Plan that is intended to be qualified under Section 401 of the Code and all notices of reportable events received following receipt of such letter.

  (c) Section 3.8(c) of the Company Disclosure Schedule sets forth a list of each employee of the Company (or any Subsidiary) who is a party to any agreement (whether written or oral) with respect to such person's employment by the Company or a Subsidiary, other than offer letters which do not have guaranteed periods of employment and statutory employment agreements under foreign laws, and which provide for annual compensation in excess of $100,000. The Company has provided to the Parent a complete and correct copy of each such written employment agreement and a complete and correct summary of each such oral agreement.

  (d) No liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate within the past twelve years that has not been satisfied in full. To the best knowledge of the Company, no condition exists that presents a material risk to the Company, any of its Subsidiaries or any ERISA Affiliate of incurring a liability under such Title. The Pension Benefit Guaranty Corporation established under ERISA ("PBGC") has not instituted proceedings to terminate any of the Plans, and no condition exists that presents a material risk that such proceedings will be instituted. With respect to each of the Plans that is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, and there have been no changes since such latest valuation date which would cause the present value of such accrued benefits to exceed the current value of such assets. None of the Plans or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Plans ended prior to the date of this Agreement. None of the Plans is a "multiemployer plan," as such term is defined in Section 3(37) of ERISA. Each of the Plans that is intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code. Except as set forth in
Section 3.8(d) of the Company Disclosure Schedule, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service (other than coverage mandated by applicable law or benefits, the full cost of which is borne by the current or former employee). There are no pending or threatened claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

  (e) As used in this Agreement:

    (i) "Company Employee Benefit Plan" means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by the Company, any of its Subsidiaries or ERISA Affiliates for the benefit of the current or former employees or directors of the Company or any of its Subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and on or prior to the Effective Time and, in the case of a Plan which is subject to the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder ("ERISA"), Section 412 of the Code or Title IV of ERISA, at any time during the twelve-year period preceding the date of this Agreement;

    (ii) "Plan" means any employment, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, worker's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy, program or arrangement of any kind, whether written or oral, including, but not limited to any "employee benefit plan" within the meaning of Section 3(3) of ERISA; and

    (iii) "ERISA Affiliate" means, with respect to any Person, any Person in the same controlled group as such Person (within the meaning of Sections 414(b) and (c) of the Code).

  Section 3.9. Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports, (a) since December 31, 1997 the businesses of the Company and its Subsidiaries have been conducted in the ordinary course consistent with past practice, and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a Material Adverse Effect on the Company.

  Section 3.10 Litigation. Except as disclosed in the Company SEC Reports, there are no actions, suits or proceedings pending (or, to the best knowledge of the Company, threatened) against or affecting the Company or its Subsidiaries, or any of their respective properties at law or in equity, by or before any Governmental Entity which, individually or in the aggregate, have a Material Adverse Effect on the Company or would prevent or substantially delay any of the transactions contemplated by this Agreement or otherwise prevent the Company from performing its obligations hereunder.

  Section 3.11 Schedule 14D-9; Offer Documents; Registration Statement and Proxy Statement. Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer Documents shall, at the respective times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement (as hereinafter defined) will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or shall, at the time of the Special Meeting (as hereinafter defined) or at the Effective Time, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Special Meeting which shall have become false or misleading in any material respect. None of the information supplied by the Company for inclusion or incorporation by reference in the Registration Statement will, at the date it becomes effective and at the time of the Special Meeting (as hereinafter defined) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 and the Proxy Statement will, when filed by the Company with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the statements made in any of the foregoing documents based on and in conformity with information supplied by or on behalf of the Parent or the Purchaser specifically for inclusion therein.

  Section 3.12. Intellectual Property.

  (a) The Company and its Subsidiaries own or have valid rights to use all items of Intellectual Property (as hereinafter defined) utilized in the conduct of the business of the Company and its Subsidiaries as presently conducted, free and clear of all Liens with such exceptions as would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

  (b) To the best knowledge of the Company, (i) neither the Company nor any Subsidiary is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property, (ii) the Intellectual Property is not being infringed by any third party, (iii) neither the Company nor any Subsidiary is infringing any Intellectual Property of any third party with such exceptions as would not have, individually or in the aggregate, a Material Adverse Effect on the Company and (iv) in the last three years neither the Company nor any Subsidiary has received any claim or notice of infringement by any third party.

  (c) As used in this Agreement, "Intellectual Property" means all of the following: (i) U.S. and foreign registered and unregistered trademarks and pending trademark applications, trade dress, service marks, logos, trade names, corporate names, assumed names, business names and logos and all registrations and applications to register the same (the "Trademarks"), (ii) issued U.S. and foreign patents and pending patent applications, invention disclosures, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like statutory rights (the "Patents"), (iii) U.S. and foreign registered and unregistered copyrights (including, but not limited to, those in computer software and databases), rights of publicity and all registrations and applications to register the same (the "Copyrights"), (iv) all categories of trade secrets as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law, including, but not limited to, business, technical and know-how information, (v) all licenses and agreements pursuant to which the Company or any Subsidiary has acquired rights in or to any Trademarks, Patents, trade secrets, technology, know-how, Computer Software (as defined below), rights of publicity or Copyrights, or licenses and agreements pursuant to which the Company has licensed or transferred the right to use any of the foregoing ("Licenses"), and (vi) all computer software, data files, source and object codes, user interfaces, manuals and other specifications and documentation and all know-how relating thereto (collectively, "Computer Software").

  Section 3.13. Tax Matters.

  (a) All federal, state, local and foreign Tax Returns (as hereinafter defined) required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries (i) is a member (a "Current Company Group") or (ii) was a member during any years not closed with the IRS for U.S. federal income Tax purposes but is not currently a member, but only insofar as any such Tax Return relates to a taxable period or portion thereof ending on a date within the last six years during which the Company or such Subsidiary was a member of such affiliated, combined, consolidated or unitary group for purposes of the relevant Tax (a "Past Company Group," and together with Current Company Groups, a "Company Affiliated Group") have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed Tax Returns would not, individually or in the aggregate, have a Material Adverse Effect on the Company (it being understood that the representations made in this Section 3.13, to the extent that they relate to Past Company Groups, are made to the best knowledge of the Company and only with respect to taxable periods or portions thereof ending on a date within the last six years during which the Company or any of its Subsidiaries was a member of such affiliated, combined, consolidated or unitary group for purposes of the relevant Tax). All Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group which if determined adversely would have a Material Adverse Effect on the Company. All assessments for Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid.
Section 3.13(a) of the Company Disclosure Schedule sets forth (i) the taxable years of the Company for which the statutes of limitations with respect to U.S. federal income Taxes have not expired and (ii) with respect to federal income Taxes for such years, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. Neither the Company nor any of its Subsidiaries has any liability under Treasury Regulation Section 1.1502-6 for U.S. federal income Taxes of any Person other than the Company and its Subsidiaries. The Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

  (b) Neither the Company nor any Subsidiary of the Company has (i) entered into a closing agreement or other similar agreement with a taxing authority relating to Taxes of the Company or any Subsidiary of the Company with respect to a taxable period for which the statute of limitations is still open, or
(ii) with respect to U.S. federal income Taxes, granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any income Tax, in either case, that is still outstanding. There are no Liens relating to Taxes upon the assets of the Company or any Subsidiary other than Liens relating to Taxes not yet due. Neither the Company nor any Subsidiary is a party to any agreement relating to allocating or sharing of Taxes which has not been disclosed in its Tax Returns. No consent under Section 341(f) of the Code has been filed with respect to the Company or any Subsidiary.

  (c) Any amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

  (d) For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

  Section 3.14 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of BT Wolfensohn, dated the date of this Agreement, substantially to the effect that each of the Per Share Cash Amount and the Merger Consideration, taken as a whole, to be received by the stockholders of the Company in the Offer and the Merger is fair to such holders from a financial point of view.

  Section 3.15 Required Vote of the Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve this Agreement and the transactions contemplated hereby.

  Section 3.16 Employment Matters. Neither the Company nor any of its Subsidiaries has experienced any work stoppages, strikes, collective labor grievances, other collective bargaining disputes or claims of unfair labor practices in the last five years which would, individually or in the aggregate, have a Material Adverse Effect on the Company. To the best knowledge of the Company, there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries.

                                  ARTICLE IV

        Representations and Warranties of the Parent and the Purchaser

  Except as set forth on the schedule delivered by the Parent to the Company simultaneously and in connection with the execution of this Agreement (the "Parent Disclosure Schedule," and together with the Company Disclosure Schedule, the "Disclosure Schedule") or disclosed in the Parent SEC Reports, the Parent and the Purchaser represent and warrant to the Company as set forth below:

  Section 4.1. Organization, Qualification, Etc. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority and all governmental approvals required for it to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Parent or delay consummation of the transactions contemplated by this Agreement or otherwise prevent the Parent or the Purchaser from performing its obligations hereunder. The Parent has delivered or made available to the Company copies of the articles of incorporation and by-laws for the Parent and the certificate of incorporation and by-laws for the Purchaser. Such organizational documents are complete and correct and in full force and effect, and neither the Parent nor the Purchaser is in violation of any of the provisions of their respective certificates of incorporation or by-laws. Each of the Parent's Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate power and authority and all governmental approvals required for it to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  Section 4.2. Capital Stock. The authorized capital stock of the Parent consists of 300,000,000 shares of Parent Common Stock, 557,740 shares of serial preferred stock, par value $100.00 per share ("Parent Serial Preferred Stock") and 10,000,000 shares of Class B serial preferred stock, par value $1.00 per share ("Parent Class B Serial Preferred Stock"). As of February 28, 1998, (i) 168,125,229 shares of Parent Common Stock were issued and outstanding; (ii) 14,050,000 shares of Parent Common Stock were subject to outstanding options issued pursuant to Parent's long term stock incentive plan (the "Long Term Incentive Plan"), and 19,300,152 shares of Parent Common Stock were reserved for issuance under the Long Term Incentive Plan; (iii) 4,097,532 shares of Parent Common Stock were reserved for issuance under the Parent's employees savings plans; (iv) 169,228 shares of Parent Common Stock were reserved for issuance under the Parent's incentive compensation plan; (v) 10,797,354 shares of Parent Common Stock were issued and held in the treasury of the Parent; (vi) 557,649 shares of Parent Serial Preferred Stock were issued and outstanding; and (vii) no shares of Parent Class B Serial Preferred Stock are issued and outstanding. All the outstanding shares of Parent Common Stock and Parent Serial Preferred Stock are, and all shares to be issued as part of the Merger Consideration will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth above, and except for the transactions contemplated by this Agreement, (1) there are no shares of capital stock of the Parent authorized, issued or outstanding, (2) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Parent, obligating the Parent to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in the Parent or securities convertible into or exchangeable for such shares or equity interests, or obligating the Parent to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, (3) there are no outstanding contractual obligations of the Parent to repurchase, redeem or otherwise acquire any capital stock of the Parent.

  Section 4.3. Corporate Authority Relative to this Agreement; No Violation.

  (a) Each of the Parent and the Purchaser has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of the Parent and the Purchaser and by the Parent as the sole stockholder of the Purchaser, and other than the filing of the Certificate of Merger no other corporate proceedings on the part of the Parent or the Purchaser are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Parent and the Purchaser and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of each of the Parent and the Purchaser, enforceable against each of the Parent and the Purchaser in accordance with its terms.

  (b) Except for the filings, permits, authorizations, consents and approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule or as may be required under, and other applicable requirements of, the NYSE, the Securities Act, the Exchange Act, the HSR Act, state securities or blue sky laws, and the DGCL (the "Parent Required Approvals"), none of the execution, delivery or performance of this Agreement by the Parent or the Purchaser, the consummation by the Parent or the Purchaser of the transactions contemplated hereby or compliance by the Parent or the Purchaser with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provision of the articles or by-laws of the Parent or the certificate of incorporation or by-laws of the Purchaser, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Parent, any of its Subsidiaries or the Purchaser is a party or by which either of them or any of their respective properties or assets may be bound (the "Parent and Purchaser Agreements") or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent, any of its Subsidiaries or any of their respective properties or assets, excluding from the foregoing clauses
(ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate have a Material Adverse Effect on the Parent or prevent or substantially delay the consummation of the transactions contemplated hereby. Section 4.3(b) of the Parent Disclosure Schedule sets forth a list of all third party consents and approvals required to be obtained under the Parent and Purchaser Agreements prior to the consummation of the transactions contemplated by this Agreement the failure of which to obtain would have, individually or in the aggregate, a Material Adverse Effect on the Parent.

  Section 4.4. Reports and Financial Statements. The Parent has previously furnished or otherwise made available to the Company true and complete copies of:

    (a) the Parent's Annual Reports on Form 10-K filed with the SEC for each of the years ended December 31, 1996 and 1997;

    (b) the Parent's Quarterly Report on Form 10-Q filed with the SEC for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

    (c) each definitive proxy statement filed by the Parent with the SEC since December 31, 1996;

    (d) each final prospectus filed by the Parent with the SEC since December 31, 1996, except any final prospectus on Form S-8; and

    (e) all Current Reports on Form 8-K filed by the Parent with the SEC since January 1, 1997.

  As of their respective dates, such reports, proxy statements and prospectuses (collectively with any amendments, supplements and exhibits thereto, the "Parent SEC Reports") (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Parent SEC Report was amended or was superseded by a later filed Parent SEC Report, none of the Parent SEC Reports contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Parent's Subsidiaries is required to file any forms, reports or other documents with the SEC. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Parent SEC Reports (including any related notes and schedules) fairly present the financial position of the Parent and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods or as of the dates then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). Since January 1, 1996, the Parent has timely filed all reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

  Section 4.5. No Undisclosed Liabilities. Neither the Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or obligation, except (a) liabilities or obligations reflected in the Parent SEC Reports and (b) liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  Section 4.6. No Violation of Law. The businesses of the Parent and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity (provided that no representation or warranty is made in this Section 4.6 with respect to Environmental Laws) except (a) as described in the Parent SEC Reports filed prior to the date hereof and (b) for violations or possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  Section 4.7. Environmental Matters.

  (a) Each of the Parent and its Subsidiaries has obtained all Environmental Permits, except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a

Material Adverse Effect on the Parent. Each of such Environmental Permits is in full force and effect, and each of the Parent and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with all applicable Environmental Laws, except for such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  (b) There is no Environmental Claim pending, or to the best knowledge of the Parent threatened, against the Parent or any of its Subsidiaries, or to the best knowledge of the Parent against any Person whose liability for such Environmental Claim the Parent or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, that would, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  (c) Except as set forth in Section 4.7(c) of the Parent Disclosure Schedule, to the best knowledge of the Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material, that have resulted in any Environmental Claim against the Parent or any of its Subsidiaries, or to the best knowledge of the Parent against any Person whose liability for any Environmental Claim the Parent or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  (d) To the best knowledge of the Parent, no site or facility now or previously owned, operated or leased by the Parent or any of its Subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to CERCLA.

  (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by the Parent or any of its Subsidiaries, except for such Liens which would not, individually or in the aggregate, have a Material Adverse Effect on the Parent, and no action of any Governmental Entity has been taken or, to the best knowledge of the Parent, is in process which could subject any of such properties to such Liens except for any such action which would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  Section 4.8. Employee Benefit Plans; ERISA.

  (a) Except as described in the Parent SEC Reports or as would not have a Material Adverse Effect on the Parent, (i) all Parent Employee Benefit Plans (as hereinafter defined) are in compliance with all applicable requirements of law, including ERISA (as hereinafter defined) and the Code, and (ii) neither the Parent nor any of its Subsidiaries nor any ERISA Affiliate has any liabilities or obligations with respect to any such Parent Employee Benefit Plans, whether accrued, contingent or otherwise, nor to the best knowledge of the Parent, are any such liabilities or obligations expected to be incurred. Except as described in the Parent SEC Reports or as set forth in Section 4.8(a) of the Parent Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Parent Employee Benefit Plan that will or may result in any payment or any continuation benefit under COBRA (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance policies applicable to the Parent or any of its Subsidiaries are the policies specifically described in Section 4.8(a) of the Parent Disclosure Schedule.

  (b) With respect to each of its Plans, the Parent has heretofore delivered or otherwise made available to the Company complete and correct copies of each of the following documents, as applicable: (i) a copy of the Plan; (ii) a copy of the most recent annual report; (iii) a copy of the most recent actuarial report; (iv) a copy of the most recent Summary Plan Description and all material modifications; (v) a copy of the trust or other funding agreement; and (vi) the most recent determination letter received from the IRS with respect to each Plan that is intended to be qualified under Section 401 of the Code and all notices of reportable events received following receipt of such letter.

  (c) No liability under Title IV of ERISA has been incurred by the Parent or any ERISA Affiliate within the past twelve years that has not been satisfied in full. To the best knowledge of the Parent, no condition exists that presents a material risk to the Parent, any of its Subsidiaries or any ERISA Affiliate of incurring a liability under such Title. The PBGC has not instituted proceedings to terminate any of the Plans, and no condition exists that presents a material risk that such proceedings will be instituted. Except as otherwise disclosed in the documents delivered or otherwise made available pursuant to Section 4.8(b), with respect to each of the Plans that is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, and there have been no changes since such latest valuation date which would cause the present value of such accrued benefits to exceed the current value of such assets. None of the Plans or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Plans ended prior to the date of this Agreement. None of the Plans is a "multiemployer plan," as such term is defined in Section 3(37) of ERISA. Each of the Plans that is intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code. Except as set forth in Section 4.8(c) of the Parent Disclosure Schedule, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service (other than coverage mandated by applicable law or benefits, the full cost of which is borne by the current or former employee). Except as set forth in Section 4.8(c) of the Parent Disclosure Schedule, there are no pending or threatened claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

  (d) As used in this Agreement: "Parent Employee Benefit Plan" means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by the Parent, any of its Subsidiaries or ERISA Affiliates for the benefit of the current or former employees or directors of the Parent or any of its Subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and on or prior to the Effective Time and, in the case of a Plan which is subject to ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the twelve-year period preceding the date of this Agreement.

  Section 4.9. Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports, (a) since December 31, 1997 the businesses of the Parent and its Subsidiaries have been conducted in the ordinary course consistent with past practice, and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

  Section 4.10 Litigation. Except as disclosed in the Parent SEC Reports, there are no actions, suits or proceedings pending (or, to the best knowledge of the Parent, threatened) against or affecting the Parent or its Subsidiaries, or any of their respective properties at law or in equity, by or before any Governmental Entity which, individually or in the aggregate, have a Material Adverse Effect on the Parent or would prevent or substantially delay any of the transactions contemplated by this Agreement or otherwise prevent the Parent from performing its obligations hereunder.

  Section 4.11 Proxy Statement/Prospectus; Registration Statement. The Registration Statement and Form S-4 to be filed with the SEC by the Parent in connection with the issuance of the Parent Common Stock pursuant to the Merger, as amended or supplemented from time to time (as so amended and supplemented, the "Registration Statement"), and any other documents to be filed by the Parent with the SEC or any other Government Entity in connection with the Merger and the other transactions contemplated hereby will (in the case of the Registration Statement and any such other documents filed with the SEC under the Securities Act or the Exchange Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of filing with the SEC or, in the case of the Registration

Statement, at the time it becomes effective under the Securities Act, on the date the Proxy Statement is first mailed to stockholders of the Company, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or shall, at the time of the Special Meeting or at the Effective Time, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Special Meeting which shall have become false or misleading in any material respect. Notwithstanding the foregoing, neither the Parent nor the Purchaser makes any representation or warranty with respect to the statements made in any of the foregoing documents based on and in conformity with information supplied by or on behalf of the Company specifically for inclusion therein.

  Section 4.12. Intellectual Property.

  (a) The Parent and its Subsidiaries own or have valid rights to use all items of Intellectual Property utilized in the conduct of the business of the Parent and its Subsidiaries as presently conducted, free and clear of all Liens with such exceptions as would not have, individually or in the aggregate, a Material Adverse Effect on the Parent.

  (b) To the best knowledge of the Parent, (i) neither the Parent nor any Subsidiary is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property, (ii) the Intellectual Property is not being infringed by any third party, (iii) neither the Parent nor any Subsidiary is infringing any Intellectual Property of any third party with such exceptions as would not have, individually or in the aggregate, a Material Adverse Effect on the Parent, and (iv) within the last three years neither the Parent nor any Subsidiary has received any claim or notice of infringement by any third party except as would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  Section 4.13. Tax Matters.

  (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Parent, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Parent or any of its Subsidiaries (i) is a member (a "Current Parent Group") or (ii) was a member during any years not closed with the IRS for U.S. federal income Tax purposes but is not currently a member, but only insofar as any such Tax Return relates to a taxable period or portion thereof ending on a date within the last six years during which the Parent or such Subsidiary was a member of such affiliated, combined, consolidated or unitary group for purposes of the relevant Tax (a "Past Parent Group," and together with Current Parent Groups, a "Parent Affiliated Group") have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed Tax Returns would not, individually or in the aggregate, have a Material Adverse Effect on the Company (it being understood that the representations made in this Section 4.13, to the extent that they relate to Past Parent Groups, are made to the best knowledge of the Parent and only with respect to taxable periods or portions thereof ending on a date within the last six years during which the Parent or any of its Subsidiaries was a member of such affiliated, combined, consolidated or unitary group for purposes of the relevant Tax). All Taxes due and owing by the Parent, any Subsidiary of the Parent or any Parent Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Parent, any Subsidiary of the Parent or any Parent Affiliated Group which if determined adversely would have a Material Adverse Effect on the Parent. All assessments for Taxes due and owing by the Parent, any Subsidiary of the Parent or any Parent Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid. Section 4.13(a) of the Parent Disclosure Schedule sets forth (i) the taxable years of the Parent for which the statutes of limitations with respect to U.S. federal income Taxes have not expired and
(ii) with respect to federal income Taxes for such years, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. Neither the Parent nor any of its Subsidiaries has any liability under

Treasury Regulation Section 1.1502-6 for U.S. federal income Taxes of any Person other than the Parent and its Subsidiaries. The Parent and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

  (b) either the Parent nor any Subsidiary of the Parent has (i) entered into a closing agreement or other similar agreement with a taxing authority relating to Taxes of the Parent or any Subsidiary of the Parent with respect to a taxable period for which the statute of limitations is still open, or
(ii) with respect to U.S. federal income Taxes, granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any income Tax, in either case, that is still outstanding. There are no Liens relating to Taxes upon the assets of the Parent or any Subsidiary of the Parent other than Liens relating to Taxes not yet due. Neither the Parent nor any Subsidiary of the Parent is a party to any agreement relating to allocating or sharing of Taxes which has not been disclosed in its Tax Returns. No consent under Section 341(f) of the Code has been filed with respect to the Parent or any Subsidiary of the Parent.

  Section 4.14 Opinion of Financial Advisor. The Board of Directors of the Parent has received the opinion of Credit Suisse First Boston Corporation, dated the date of this Agreement, substantially to the effect that the consideration to be offered by the Parent in the Offer and the Merger, taken together, is fair to the Parent from a financial point of view.

  Section 4.15 Employment Matters. Neither the Parent nor any of its Subsidiaries has experienced any work stoppages, strikes, collective labor grievances, other collective bargaining disputes or claims of unfair labor practices in the last five years which would, individually or in the aggregate, have a Material Adverse Effect on the Parent. To the best knowledge of the Parent, there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Parent or any of its Subsidiaries.

  Section 4.16 Ownership of Shares. As of the date hereof, neither the Parent nor the Purchaser is an "interested stockholder" of the Company, as such term is defined in Section 203 of the DGCL.

                                   ARTICLE V

                           Covenants and Agreements

  Section 5.1. Conduct of Business by the Company. The Company agrees that, from and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the "Termination Date"), and except as may be agreed in writing by the other parties hereto or as may be expressly permitted pursuant to this Agreement, the Company:

    (i) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary and usual course of business in substantially the same manner as heretofore conducted;

    (ii) shall use its reasonable best efforts, and cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact its business organization and goodwill, keep available the services of its current officers and other key employees and preserve its relationships with those persons having business dealings with the Company and its Subsidiaries;

    (iii) shall confer at such times as the Parent may reasonably request with one or more representatives of the Parent to report material operational matters and the general status of ongoing operations;

    (iv) shall notify the Parent of any emergency or other change in the normal course of its or its Subsidiaries' respective businesses or in the operation of its or its Subsidiaries' respective properties and of any complaints or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity if such emergency, change, complaint, investigation or hearing would have a Material Adverse Effect on the Company;

    (v) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of stock;

    (vi) shall not, and shall not permit any of its Subsidiaries to, except as otherwise provided in this Agreement, establish, enter into or amend any Plan or increase the compensation payable or to become payable or the benefits provided to its officers or employees, subject to such exceptions as are set forth in Section 5.1(vi) of the Company Disclosure Schedule;

    (vii) except as set forth in Section 5.1(vii) of the Company Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities, except (x) for the sale of goods and products manufactured by the Company and held for sale in the ordinary course (for purposes of this Section 5.1(vii) "material" shall mean any amount in excess of $1 million) and (y) as provided in the Profit and Capital Plan of 1998 previously provided to the Parent and not in excess of $150 million in the aggregate;

    (viii) shall not, and shall not permit any of its Subsidiaries to, propose or adopt any amendments to its certificate of incorporation or by-laws (or other similar organizational documents);

    (ix) shall not, and shall not permit any of its Subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for the issuance of (1) not more than 3,161,525 Shares upon the exercise of employee stock options granted under, and 319,610 Shares issuable pursuant to, the 1993 Plan referred to in clause (ii) of Section 3.2, (2) not more than 571,475 Shares upon the exercise of employee stock options granted under, and 190,564 Shares issuable pursuant to, the 1995 Plan referred to in clause (iii) of Section 3.2, (3) not more than 80,000 Shares upon the exercise of stock options granted under, and 20,750 Shares issuable pursuant to, The Alumax Inc. Non-Employee Directors' Stock Compensation Plan referred to in clause (iv) of Section 3.2, (4) not more than 74,148 Shares issuable pursuant to The Alumax Inc. Non-Employee Directors' Compensation Plan referred to in clause (iv) of Section 3.2, (5) not more than 623,350 Shares upon the exercise of options granted under, and 26,603 Shares issuable pursuant to, employee deferred compensation arrangements referred to in clause (vi) of Section 3.2, and (6) not more than 180,000 Shares issuable in connection with regularly scheduled matching contributions to the Alumax Inc. Thrift Plans referred to in clause (v) of Section 3.2;

    (x) shall not, and shall not permit any of its Subsidiaries to, reclassify, combine, split, purchase or redeem any shares of its capital stock or purchase or redeem any rights, warrants or options to acquire any such shares;

    (xi) other than in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, (a) incur, assume or prepay any indebtedness or any other material liabilities or issue any debt securities, or (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, other than guarantees of obligations of wholly owned Subsidiaries of the Company in the ordinary course of business;

    (xii) shall not, and shall not permit any of its Subsidiaries to, (a) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice; (b) modify, amend or terminate any of its material contracts or waive, release or assign any material rights (contract or other); or (c) permit any insurance policy naming it as a beneficiary or a loss payable payee to lapse, be cancelled for reasons within the Company's control or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration;

    (xiii) shall not, and shall not permit any of its Subsidiaries to, (a) make any material Tax election or settle or compromise any material Tax liability or (b) change any of the accounting methods used by it unless required by GAAP; and

    (xiv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or knowingly take any action which would (y) make any representation or warranty in
  Article III hereof untrue or incorrect in any material respect or (z) result in any of the conditions to the Offer set forth in Annex A hereto or any of the conditions to the Merger set forth in Article VI hereof not being satisfied.

  Section 5.2. Access; Confidentiality.

  (a) Except for competitively sensitive information as to which access, use and treatment is covered by Section 5.2(c), the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other authorized representatives of the Parent reasonable access on reasonable prior notice during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to all of its properties, offices, employees, contracts, commitments, books and records (including but not limited to Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and shall (and shall cause each of its Subsidiaries to) furnish promptly to the Parent such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as the Parent may from time to time reasonably request. The Parent and the Purchaser will make all reasonable efforts to minimize any disruption to the businesses of the Company and its Subsidiaries which may result from the requests for data and information hereunder. No investigation pursuant to this Section 5.2(a) shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

  (b) Except for competitively sensitive information as to which access, use and treatment is covered by Section 5.2(c), the Parent shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other authorized representatives of the Company reasonable access on reasonable prior notice during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to all of its properties, offices, employees, contracts, commitments, books and records (including but not limited to Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and shall (and shall cause each of its Subsidiaries to) furnish promptly to the Company such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as the Company may from time to time reasonably request. The Company will make all reasonable efforts to minimize any disruption to the businesses of the Parent and its Subsidiaries which may result from the requests for data and information hereunder. No investigation pursuant to this
Section 5.2(b) shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

  (c) As promptly as possible following the date hereof the parties intend to establish an appropriate protocol which shall remain in place until the expiration of the applicable waiting periods under the HSR Act pursuant to which each party may disclose to a limited number of representatives of the other party confidential information which is competitively sensitive in nature.

  (d) The Parent and the Company will not, and will cause their respective officers, employees, accountants, counsel and representatives not to, use any information obtained pursuant to this Section 5.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, pending consummation of the transactions herein contemplated, each of the Parent and the Company will keep confidential, and will cause their respective officers, employees, accountants, counsel and representatives to keep confidential, all information and documents obtained pursuant to this Section 5.2 unless such information (i) was already known to it, (ii) becomes available to it from other sources not known by it to be bound by a confidentiality obligation, (iii) is independently acquired by it as a result of work carried out by any of its employees or representatives to whom no disclosure of such information has been made, (iv) is disclosed with the prior written approval of the other party or (v) is or becomes readily ascertainable from published information or trade sources. Upon any termination of this Agreement, each party will collect and deliver to the other party all documents obtained by it or any of its officers, employees, accountants, counsel and representatives then in their possession and any copies thereof.

  Section 5.3. Special Meeting, Proxy Statement, Registration Statement.

  (a) As promptly as practicable following the date of this Agreement, the Company, acting through its Board of Directors, shall, in accordance with applicable law duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") for the purposes of considering and taking action upon the approval of the Merger and the approval and adoption of this Agreement;

  (b) As promptly as practicable following the date of this Agreement, the Company shall:

    (i) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement and (x) obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with the Parent, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders at the earliest practicable date after the Registration Statement is declared effective by the SEC, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (y) use its reasonable best efforts to obtain the necessary approvals of the Merger and this Agreement by its stockholders; and

    (ii) unless this Agreement has been terminated in accordance with Article VII, include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of this Agreement; provided, however, that if the Board of Directors of the Company, based on the advice of outside legal counsel, determines in good faith that the amendment or withdrawal of its recommendation is necessary for the Board of Directors of the Company to avoid breaching its fiduciary duties to the Company's stockholders under applicable law, then any such amendment or withdrawal shall not constitute a breach of this Agreement.

  (c) As promptly as practicable following the date of this Agreement, the Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement shall be included as a prospectus, and shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. The Parent shall obtain and furnish the information required to be included by the SEC in the Registration Statement and, after consultation with the Company, respond promptly to any comments made by the SEC with respect to the Registration Statement and cause the prospectus included therein, including any amendment or supplement thereto, to be mailed to the Company's stockholders at the earliest practicable date after the Registration Statement is declared effective by the SEC. The Parent shall also take any action required to be taken under state blue sky or other securities laws in connection with the issuance of Parent Common Stock in the Merger.

  (d) The Parent shall vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other Subsidiaries in favor of the approval and adoption of this Agreement.

  Section 5.4. Reasonable Best Efforts; Further Assurances.

  (a) Subject to the terms and conditions of this Agreement and applicable law, each of the parties shall act in good faith and use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as soon as practicable. Without limiting the foregoing, the parties shall (and shall cause their respective subsidiaries, and use reasonable best efforts to cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives, to) consult and fully cooperate with and provide assistance to each other in (i) the preparation and filing with the SEC of the Offer Documents, the Schedule 14D-9, the preliminary Proxy Statement, the Proxy Statement and the Registration Statement and all necessary amendments or supplements thereto; (ii) obtain all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications or other permissions or actions by, and give all necessary notices to and make all necessary filings with and applications and submissions to, any Governmental Entity or other Person as soon as reasonably practicable after filing; and (iii) provide all such information concerning such party, its Subsidiaries and its officers, directors, employees, partners and affiliates as may be necessary or reasonably requested in connection with any of the foregoing. Prior to making any application to or filing with a Governmental Entity or other entity in connection with this Agreement (other than filing under the HSR Act), each party shall provide the other party with drafts thereof and afford the other party a reasonable opportunity to comment on such drafts.

  (b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each of the parties to this Agreement shall use their reasonable best efforts to take all such action.

  (c) Notwithstanding the foregoing, neither the Parent nor the Purchaser shall be obligated to enter into any "hold-separate" agreement or other agreement with respect to the disposition of any assets or businesses of the Parent or any of its Subsidiaries or the Company or any of its Subsidiaries in order to obtain clearance from the Federal Trade Commission or the Antitrust Division of the Department of Justice or any state antitrust or competition authorities to proceed with the consummation of the transactions contemplated by this Agreement.

  (d) The Company, the Parent and the Purchaser each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Parent, the Purchaser or the Company, as the case may be, or any of their respective Subsidiaries (other than in any such case with respect to Acquisition Proposals), from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement.

  (e) The Company, the Parent and the Purchaser shall each use their reasonable best efforts to reduce or eliminate any amounts specified in
Section 3.14(c) of the Company Disclosure Schedule, it being understood that the foregoing shall not require the Company or any of its Subsidiaries to amend any Plan, terminate or retire any employee or to otherwise adversely affect the rights of any employee.

  Section 5.5. Employee Stock Options and Other Employee Benefits.

  (a) Simultaneously with the Merger, (i) each outstanding option (the "Company Stock Options") to purchase or acquire a share of Company Common Stock under employee incentive or benefit plans, programs or arrangements and non-employee director plans presently maintained by the Company (the "Company Option Plans") shall be converted into an option to purchase the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) the number of shares of Company Common Stock which could have been issued prior to the Effective Time upon the exercise of such option, at an exercise price per share (rounded upward to the nearest cent) equal to the exercise price for each share of Company Common Stock subject to such option divided by the Exchange Ratio, and all references in each such option to the Company shall be deemed to refer to the Parent, where appropriate, provided, however, that with respect to any Option which is an "incentive stock option", within the meaning of Section 422 of the Code, the adjustments provided in this Section shall, if applicable, be modified in a manner so that the adjustments are consistent with requirements of Section 424(a) of the Code, and (ii) the Parent shall assume the obligations of the Company under the Company Option Plans. The other terms of each such option, and the plans under which they were issued, shall continue to apply in accordance with their terms, including any provisions providing for acceleration. At or prior to the Effective Time, the Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Stock Options assumed by it in accordance with this Section. As soon as practicable after the Effective Time, if necessary, the Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the Parent Common Stock subject to such Company Stock Options, and shall use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Company Stock Options remain outstanding.

  (b) For the period through and including December 31, 1999, the Parent shall, or shall cause the Surviving Corporation to, maintain employee benefit plans, programs and arrangements which are, in the aggregate, for the employees who were active full-time employees of the Company or any Subsidiary immediately prior to the Effective Time and continue to be active full-time employees of the Purchaser, the Surviving Corporation, any Subsidiary or any other affiliate of the Purchaser, no less favorable than those provided by the Company and any Subsidiary immediately prior to the Effective Time. From and after the Effective Time, for purposes of determining eligibility, vesting and entitlement to vacation and severance and other benefits for employees actively employed full-time by the Company or any Subsidiary immediately prior to the Effective Time under any compensation, severance, welfare, pension, benefit, savings or other Plan of the Parent or any of its Subsidiaries in which active full-time employees of the Company and any Subsidiary become eligible to participate (whether pursuant to this Section 5.5(b) or otherwise), service with the Company or any Subsidiary (whether before or after the Effective Time) shall be credited as if such service had been rendered to the Parent or such Subsidiary. Parent will, and will cause the Surviving Corporation to, observe all employee benefit obligations to current and former employees under the Company Employee Benefit Plans existing as of the Effective Time and all employment or severance agreements, plans or policies of the Company and its Subsidiaries, copies of which have been made available to Parent pursuant to Section 3.8, in accordance with their terms.

  Section 5.6. Takeover Statute. If any "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, the Parent and the Purchaser and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

  Section 5.7. Solicitation by the Company.

  (a) Nothing contained in this Agreement shall prohibit the Board of Directors of the Company from furnishing information to, or entering into discussions with, any Person that makes a bona fide Acquisition Proposal. The term "Acquisition Proposal" as used herein means any tender or exchange offer involving the capital stock of the Company or any of its Subsidiaries, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company or any of its Subsidiaries, any proposal or offer with respect to any merger, consolidation, business combination, recapitalization, liquidation, dissolution or restructuring of or involving the Company or any of its Subsidiaries, or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement. Except for the transactions contemplated by this Agreement, as of the date of this Agreement, neither the Company nor any of its officers, directors, employees, financial advisors, attorneys or other representatives, is engaged in, or is a party to, any discussions or negotiations, or is currently furnishing any information with respect to the Company, relating to, or which could be reasonably expected to lead to, an Acquisition Proposal.

  (b) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if the Board of Directors of the Company determined in good faith, after consultation with outside legal counsel, that it is necessary to do so in order to avoid breaching its fiduciary duties under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement, the Offer or the Merger, or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal, except if, and only to the extent that, the Board of Directors of the Company, based on the advice of outside legal counsel, determines in good faith that such Acquisition Proposal is a Superior Proposal (as hereinafter defined) and that such action is necessary for the Board of Directors of the Company to avoid breaching its fiduciary duties to the Company's stockholders under applicable law. Nothing herein shall require the Board of Directors of the Company to violate applicable laws.

  Section 5.8. Public Announcements. The Parent and the Company agree that neither one of them will issue any press release or otherwise make any public statement or respond to any press inquiry with respect to this Agreement or the transactions contemplated hereby or thereby without the prior approval of the other party (which approval will not be unreasonably withheld), except as may be required by applicable law or the rules of the New York Stock Exchange, Inc. (the "NYSE").

  Section 5.9. Indemnification and Insurance.

  From and after the Effective Time, the Parent will indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, to the fullest extent that the Company or such subsidiary would have been permitted under applicable law and the Certificate of Incorporation or Bylaws of the Company or such subsidiary in effect on the date hereof to indemnify such person (and the Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

  Section 5.10. Additional Reports and Information.

  (a) The Company shall furnish to the Parent copies of all reports of the type referred to in Section 3.4 which it files with the SEC on or after the date hereof, and the Company represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows or other information included therein for the periods or as of the date then ended (subject, in the case of the interim financial statements, to normal, year-end adjustments and the absence of footnotes), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

  (b) The Parent shall furnish to the Company copies of all reports of the type referred to in Section 4.4 which it files with the SEC on or after the date hereof, and the Parent represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of the Parent and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows or other information included therein for the periods or as of the date then ended (subject, in the case of the interim financial statements, to normal, year-end adjustments and the absence of footnotes), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

  Section 5.11 Affiliates. At the time the Proxy Statement is mailed to stockholders of the Company, the Company shall deliver to the Parent a list identifying, to the best of the Company's knowledge, all persons who are, at the time of the Company Stockholder Approval, deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall advise the Parent of any additions or deletions to or from such list from time to time thereafter. The Company shall use its reasonable best efforts to cause each such person to deliver to the Parent at least 30 days prior to the Closing Date a written agreement substantially in the form of Exhibit A to this Agreement.

  Section 5.12 NYSE Listing. The Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

  Section 5.13 Tax-Free Reorganization. The parties intend that the transactions contemplated hereby qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code; each party and its affiliates shall use all reasonable efforts to cause such transactions to so qualify; neither party nor any affiliate shall take any action that would cause such transactions not to qualify as a reorganization under such Sections; and the parties will take the position for all purposes that the transactions qualify as a reorganization under such Sections.

  Section 5.14 The Company Rights Plan. On the date of the commencement of the Offer, (i) the Company will take all necessary action to redeem all the preferred stock purchase rights outstanding under the Rights Agreement, and
(ii) shall provide the Parent with prompt notice that such action has been taken.

                                  ARTICLE VI

                           Conditions to the Merger

  Section 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

    (a) The Company Stockholder Approval shall have been obtained.

    (b) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits the consummation of the Merger substantially on the terms contemplated hereby or has the effect of making the acquisition of Shares by the Parent or the Purchaser or any affiliate of either of them illegal.

    (c) The Parent or the Purchaser or any affiliate of either of them shall have purchased Shares pursuant to the Offer, except that this condition shall not apply if the Parent, the Purchaser or such affiliate shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under this Agreement.

    (d) The applicable waiting period under the HSR Act shall have expired or been terminated.

    (e) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

    (f) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act.

  Section 6.2. Conditions to Obligation of the Parent and the Purchaser to Effect the Merger. The obligation of the Parent and the Purchaser to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional condition, unless waived in writing by the
Parent:

    (a) Tax Opinion. The Parent shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to the Parent, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of the Parent, the Purchaser and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

  Section 6.3. Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional condition, unless waived in writing by the Company:

    (a) Tax Opinion. The Company shall have received an opinion of Sullivan & Cromwell, tax counsel to the Company, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of the Parent, the Purchaser and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

  Section 6.4. Additional Conditions to the Obligations of the Parent and the Purchaser to Effect the Merger. In the event that the Purchaser purchases a number of Shares in the Offer which is less than the 50% Share Number, the obligation of the Parent and the Purchaser to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, unless waived in writing by the Parent or unless the Company Stockholder Approval is obtained prior thereto, in which event such conditions shall thereupon be deemed fulfilled:

    (a) The representations and warranties of the Company set forth in this Agreement shall be true and correct, ignoring for this purpose any qualification as to materiality or Material Adverse Effect, as if such representations or warranties were made as of the Effective Time, except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

    (b) The Company shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed and complied with by it on or prior to the Closing Date.

    (c) The Company shall have furnished a certificate of an officer to evidence compliance with the conditions set forth in Sections 6.4(a) and
  (b) of this Agreement.

  Section 6.5. Additional Conditions to the Obligations of the Company to Effect the Merger. In the event that the Purchaser purchases a number of Shares in the Offer which is less than the 50% Share Number, the obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, unless waived in writing by the Company or unless the Company Stockholder Approval is obtained prior thereto, in which event such conditions shall thereupon be deemed fulfilled:

    (a) The representations and warranties of the Parent and the Purchaser set forth in this Agreement shall be true and correct, ignoring for this purpose any qualification as to materiality or Material Adverse Effect, as if such representations or warranties were made as of the Effective Time, except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Parent.

    (b) The Parent and the Purchaser shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed and complied with by them on or prior to the Closing Date.

    (c) The Parent and the Purchaser shall have furnished a certificate of their respective officers to evidence compliance with the conditions set forth in Section 6.5(a) and (b) of this Agreement.

                                  ARTICLE VII

                                  Termination

  Section 7.1. Termination. This Agreement may be terminated and the other transactions contemplated herein abandoned at any time prior to the Effective Time, whether before or after obtaining the Company Stockholder Approval:

    (a) by the mutual written consent of the Company, the Parent and the Purchaser;

    (b) by either the Parent or the Company if (i) (1) the Offer shall have expired without any Shares being purchased pursuant thereto, or (2) the Offer has not been consummated on or before September 30, 1998 (the "Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this

  Agreement has been the cause of, or resulted in, the failure of the Shares to have been purchased pursuant to the Offer; (ii) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Offer or the Merger substantially on the terms contemplated hereby; or (iii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; provided further that the Termination Date shall be extended by one business day for each business day which elapses from March 16, 1998, until the date upon which the applicable filings under the HSR Act are made by the Company with the appropriate Governmental Entity;

    (c) by the Parent, (i) if due to an occurrence or circumstance, other than as a result of a breach by the Parent or the Purchaser of its obligations hereunder, resulting in a failure to satisfy any condition set forth in Annex A hereto, the Purchaser shall have (1) failed to commence the Offer within 30 days following the date of this Agreement, or (2) terminated the Offer without having accepted any Shares for payment thereunder; or (ii) if either the Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (e) of Annex A hereto;

    (d) by the Company, upon approval of its Board of Directors, if due to an occurrence or circumstance, other than as a result of a breach by the Company of its obligations hereunder, that would result in a failure to satisfy any of the conditions set forth in Annex A hereto, the Purchaser shall have terminated the Offer without having accepted any Shares for payment thereunder;

    (e) by the Company, if the Company receives a Superior Proposal and the Board of Directors of the Company, based on the advice of outside legal counsel, determines in good faith that such action is necessary for the Board of Directors to avoid breaching its fiduciary duties to the Company's stockholders under applicable law. The term "Superior Proposal" as used herein means any bona fide Acquisition Proposal made by a third party to acquire, directly or indirectly, 20% or more of the outstanding Shares on a fully diluted basis or all or substantially all the assets of the Company and its Subsidiaries and otherwise on terms and conditions which the Board of Directors of the Company determines in good faith, after consultation with and based upon the written opinion of its financial advisor, to be a superior financial alternative to the stockholders of the Company than the Offer and the Merger; or

    (f) by the Parent or the Company, if after the Company convenes and holds the special Meeting and certifies the vote with respect to the Merger the Company's stockholders have voted against granting the Company Stockholder Approval.

  Section 7.2. Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall terminate and be of no further force and effect (except for the provisions of Sections 5.2 and 8.2), and there shall be no other liability on the part of the Parent, the Purchaser or the Company except liability arising out of a breach of this Agreement. In the event of termination of this Agreement pursuant to Section
7.1 prior to the expiration of the Offer, the Parent and the Purchaser will promptly terminate the Offer upon such termination of this Agreement.

                                 ARTICLE VIII

                                 Miscellaneous

  Section 8.1. No Survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

  Section 8.2. Expenses. Except as expressly contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

  Section 8.3. Counterparts; Effectiveness. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto.

  Section 8.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

  Section 8.5. Notices. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective
(a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 8.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 8.5:

  To the Parent or the Purchaser:

    Aluminum Company of America
    425 Sixth Avenue
    Pittsburgh, Pennsylvania 15219
    Attention: Lawrence R. Purtell, Esq.
               Executive Vice President and
               General Counsel
    Telecopy: (412) 553-3113

  copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    919 Third Avenue
    New York, New York 10022
    Attention: J. Michael Schell, Esq.
    Telecopy: (212) 735-2000

  To the Company:

    Alumax Inc.
    3424 Peachtree Road, N.E.
    Suite 2100
    Atlanta, Georgia 30326
    Attention: Robert P. Wolf, Esq.
               Senior Vice President
               and General Counsel
    Telecopy: (404) 846-4769

  copy to:

    Sullivan & Cromwell
    125 Broad Street
    New York, New York 10004
    Attention: John Evangelakos, Esq.
    Telecopy: (212) 558-3588

  Section 8.6. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Purchaser may assign, in its sole discretion, all or any of its rights and interests hereunder to the Parent or to any direct or indirect wholly owned Subsidiary of the Parent and in the event of any such assignment, the Parent hereby unconditionally guarantees the performance by the assignee of all obligations assigned thereunder in accordance with the terms of this

Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment not permitted under this
Section 8.6 shall be null and void.

  Section 8.7. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

  Section 8.8. Enforcement of Agreement. The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

  Section 8.9. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and except for the provisions of Section 5.9 hereof, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

  Section 8.10 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

  Section 8.11 Definitions. References in this Agreement to (a) "Subsidiaries" of the Company or the Parent shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by the Company or the Parent or in which the Company or the Parent has the right to elect a majority of the members of the board of directors or other similar governing body; (b) "Significant Subsidiaries" shall mean Subsidiaries which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act; (c) (except as otherwise specifically defined) "affiliates" shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; and (d) "Person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including, without limitation, a Governmental Entity. As used in the definition of "affiliates," "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise.

  Section 8.12 Finders or Brokers. Except for BT Wolfensohn with respect to the Company, a copy of whose engagement agreement has been or will be provided to the Parent, and Credit Suisse First Boston Corporation with respect to the Parent, neither the Company nor the Parent nor any of their respective Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Offer and the Merger.

  Section 8.13 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after the Company Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors (which in the case of the Company shall include the Independent Director Approval contemplated in Section 1.3(c)), with respect to any of the terms contained in this Agreement; provided, however that following the Company Stockholder Approval there shall be no amendment or change to the provisions hereof which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger without further approval by the stockholders of the Company.

  Section 8.14 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may (a) extend the time for the performance of any of the obligations or acts of any other party hereto; (b) waive any inaccuracies in the representations and warranties of any other party hereto contained herein or in any document delivered pursuant hereto; or (c) subject to the proviso of Section 8.13 waive compliance with any of the agreements or conditions of any other party hereto contained herein; provided, however, in the case of the Company following the acceptance of Shares for payment in the Merger, the Independent Director Approval contemplated in Section 1.3(c) is obtained. Notwithstanding the foregoing no failure or delay by the Company, the Parent or the Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                          Aluminum Company of America

                                                    /s/ Paul H. O'Neill
                                          By: _________________________________
                                            Name: Paul H. O'Neill
                                            Title: Chairman and Chief Executive
                                            Officer

                                          AMX Acquisition Corp.

                                                   /s/ Richard B. Kelson
                                          By: _________________________________
                                            Name: Richard B. Kelson
                                            Title: Vice President and Treasurer

                                          ALUMAX Inc.

                                                     /s/ Allen Born
                                          By: _________________________________
                                            Name: Allen Born
                                            Title: Chairman and Chief Executive
                                            Officer

                                                                        ANNEX A

                            CONDITIONS TO THE OFFER

  Notwithstanding any other provision of the Offer and subject to the terms of this Agreement, the Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, and may terminate the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (ii) immediately prior to the acceptance for payment of Shares, any of the following conditions shall be reasonably determined by the Parent to be existing:

    (a) there shall have been entered, enforced, promulgated or issued by any court or governmental, administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign, any judgment, order, injunction or decree, (i) which makes illegal or prohibits or makes materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by the Parent, the Purchaser or any other affiliate of the Parent, or the consummation of any other transaction contemplated by this Agreement, or imposes material damages in connection with any transaction contemplated by this Agreement; (ii) which prohibits the ownership or operation by the Company or any of its Subsidiaries or, as a result of the transactions contemplated by this Agreement, the Parent and its Subsidiaries, of all or any material portion of the business or assets of the Company, the Parent or any of their Subsidiaries as a whole, or compels the Company, the Parent or any of their Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, the Parent or any of their Subsidiaries as a whole; (iii) which imposes or confirms limitations on the ability of the Parent, the Purchaser or any other affiliate of the Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of this Agreement and the transactions contemplated by this Agreement; (iv) requires divestiture by the Parent, the Purchaser or any other affiliate of the Parent of any Shares; or (v) which otherwise would have a Material Adverse Effect on the Company or, as a result of the transactions contemplated by this Agreement, the Parent and its Subsidiaries;

    (b) there shall have been any action taken, or any statute, rule, regulation, legislation or interpretation enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) the Company or any Subsidiary of the Company or, as a result of the transactions contemplated by this Agreement, the Parent or any Subsidiary or affiliate of the Parent, or (ii) any transaction contemplated by this Agreement, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

    (c) there shall have occurred and be continuing, (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (d) the representations or warranties of the Company set forth in the Agreement shall not be true and correct, ignoring for this purpose any qualification as to materiality or Material Adverse Effect, as if such representations or warranties were made as of such time on or after the date of this Agreement, except where the failure to be so true and correct, individually and in the aggregate would not have a Material Adverse Effect;

    (e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Agreement;

    (f) the Agreement shall have been terminated in accordance with its terms; or

    (g) the Purchaser and the Company shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable good faith judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of the Purchaser and the Parent and may be asserted by the Purchaser or the Parent regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser or the Parent in whole or in part at any time and from time to time in their sole discretion. The failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                                                                      EXHIBIT A

                                    FORM OF
                AFFILIATE LETTER FOR AFFILIATES OF ALUMAX INC.

Aluminum Company of America
425 Sixth Avenue
Pittsburgh, Pennsylvania 15219

Alumax Inc.
3424 Peachtree Road, NE
Atlanta, Georgia 30326

AMX Acquisition Corp.
425 Sixth Avenue
Pittsburgh, Pennsylvania 15219

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Alumax, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulation (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), among Aluminum Company of America, a Pennsylvania corporation (the "Parent"), AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and the Company pursuant to which the Company will be merged with and into the Purchaser with the Purchaser continuing as the surviving corporation (the "Merger"). Capitalized items used in this letter without definition shall have the meanings assigned to them in the Merger Agreement.

  As a result of the Merger, I may receive shares of common stock, par value $1.00 per share, of the Parent (the "Parent Common Stock"). I would receive such Parent Common Stock in exchange for shares (or upon exercise of options for shares) owned by me of common stock, par value $.01 per share, of the Company (the "Company Common Stock").

  1. I hereby represent, warrant and covenant to the Parent, the Purchaser and the Company that in the event I receive any shares of Parent Common Stock as a result of the Merger:

    A. I shall not make any offer, sale, pledge, transfer or other disposition of the shares of Parent Common Stock in violation of the Act or the Rules and Regulations.

    B. I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the shares of Parent Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

    C. I have been advised that the issuance of the shares of Parent Common Stock to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because at the time the Merger is submitted for a vote of the stockholders of the Company (a) I may be deemed to be an affiliate of the Company and (b) the distribution by me of the shares of Parent Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of the shares of Parent Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to the Parent, or a "no action" letter obtained by the undersigned from the staff of the Commission such sale, transfer or other disposition is otherwise exempt from registration under the Act.

    D. I understand that the Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Stock by me or on my behalf under the Act or except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.

    E. I also understand that stop transfer instructions will be given to the Company's transfer agent with respect to the shares of Company Common Stock currently held and to Parent's transfer agent with respect to the shares of Parent Common Stock issued to me in the Merger, and there will be placed on the certificates for such shares of Parent Common Stock, a legend stating in substance.

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED [ ], 1998 BETWEEN THE REGISTERED HOLDER HEREOF, ALUMINUM COMPANY OF AMERICA, ALUMAX INC., AND AMX ACQUISITION CORP., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF ALUMINUM COMPANY OF AMERICA."

    F. I also understand that unless a sale or transfer is made in conformity with the provisions of Rule 145, or pursuant to a registration statement, parent reserves the right to put the following legend on the certificates issued to my transferee:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

    G. Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

  2. By Parent's acceptance of this letter, Parent hereby agrees with me as follows:

    A. For so long as and to the extent necessary to permit me to sell the shares of Parent Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Parent shall (a) use its reasonable best efforts to (i) file, on a timely basis, all reports and data required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and (ii) furnish to me upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale of the shares of Parent Common Stock by me under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144.

    B. It is understood and agreed that certificates with the legends set forth in paragraphs E and F above will be substituted by delivery of certificates without such legend if (i) one year shall have elapsed from the date the undersigned acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the shares of Parent Common Stock received in the Merger and the provisions of Rule 145(s)(3) are then applicable to the undersigned, or (iii) Parent received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Parent, or a "no-action" letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 144 and Rule 145 under the Act no longer apply to the undersigned.

                                          Very truly yours,

                                          _____________________________________
                                          Name:

Agreed and accepted this    day of
         , 1998, by

Aluminum Company of America

By: _________________________________
  Name:
  Title:

Alumax Inc.

By: _________________________________
  Name:
  Title:

AMX Acquisition Corp.

By: _________________________________
  Name:
  Title:

                                                                    APPENDIX II

                  [LETTERHEAD OF BT WOLFENSOHN APPEARS HERE]

                                                                  March 8, 1998

Board of Directors
Alumax Inc.
3424 Peachtree Road, N.E.
Suite 2100
Atlanta, GA 30326

Dear Directors:

  BT Wolfensohn has acted as financial advisor to Alumax Inc. ("Alumax") in connection with the proposed merger of Alumax and Aluminum Company of America (the "Acquiror") pursuant to the Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), among Alumax, the Acquiror and AMX Acquisition Corp., a wholly owned subsidiary of the Acquiror ("Acquiror Sub"), which provides, among other things, for a tender offer (the "Offer") for a majority (on a fully-diluted basis) of the shares of the Common Stock, par value $0.01 per share, of Alumax ("Alumax Common Stock") at $50.00 of cash, followed by a merger (the "Merger"; together with the Offer, the "Transaction") of Alumax with and into Acquiror Sub, as a result of which each share of Alumax Common Stock (other than the Excluded Shares or Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive 0.6975 of a share of the Common Stock, par value $1.00 per share, of the Acquiror ("Acquiror Common Stock") or, if less than a majority of the Alumax Common Stock is acquired in the Offer, a fraction of a share of Acquiror Common Stock equal to the Adjusted Exchange Ratio (as defined in the Merger Agreement) plus the Cash Prorate Amount (as defined in the Merger Agreement). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

  You have requested BT Wolfensohn's opinion, as investment bankers, as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Alumax pursuant to the Merger Agreement in the Offer and the Merger, taken together, to such shareholders.

  In connection with BT Wolfensohn's role as financial advisor to Alumax, and in arriving at its opinion, BT Wolfensohn has reviewed certain publicly available financial and other information concerning Alumax and the Acquiror and certain internal analyses and other information furnished to it by Alumax and the Acquiror and/or their respective advisors. BT Wolfensohn has also held discussions with members of the senior managements of Alumax and the Acquiror regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, BT Wolfensohn has (i) reviewed the reported prices and trading activity for Alumax Common Stock and Acquiror Common Stock, (ii) compared certain financial and stock market information for Alumax and the Acquiror with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  BT Wolfensohn has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Alumax or the Acquiror, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Wolfensohn has assumed and relied upon the accuracy and completeness of all such information and BT Wolfensohn has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Alumax or the Acquiror. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Alumax and the Acquiror ("Synergies"), made available to BT Wolfensohn and used in its analyses, BT Wolfensohn has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Alumax or the Acquiror, as the case may be, as to the matters covered thereby. In rendering its opinion, BT Wolfensohn expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. BT Wolfensohn's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. We undertake no obligation to update this opinion to reflect any developments occurring after the date hereof. We express no opinion as to the price or range of prices at which Acquiror Common Stock may trade subsequent to the consummation of the Merger.

  For purposes of rendering its opinion, BT Wolfensohn has assumed that, in all respects material to its analysis, the representations and warranties of Alumax, the Acquiror and Acquiror Sub contained in the Merger Agreement are true and correct, Alumax, the Acquiror and Acquiror Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of Alumax, the Acquiror and Acquiror Sub to consummate the Transaction will be satisfied without any waiver thereof. BT Wolfensohn has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Alumax or the Acquiror is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on either Alumax or the Acquiror or materially reduce the contemplated benefits of the Transaction to Alumax or its stockholders. In addition, you have informed BT Wolfensohn, and accordingly for purposes of rendering its opinion BT Wolfensohn has assumed, that the Merger will be tax-free to each of Alumax, the Acquiror, the Acquiror's stockholders and, to the extent they receive Acquiror Common Stock instead of cash, Alumax's stockholders.

  In connection with our engagement, we have not been authorized by Alumax or its Board of Directors to solicit, nor have we solicited, any alternative transactions to the Transaction. This opinion is addressed to, and for the use and benefit of, the Board of Directors of Alumax and is not a recommendation to the stockholders of Alumax to tender their shares in the Offer or to approve the Merger. This opinion is limited to the fairness, from a financial point of view, to Alumax of the consideration to be received in the Offer and the Merger, taken together, and BT Wolfensohn expresses no opinion as to the merits of the underlying decision by Alumax to engage in the Transaction. BT Wolfensohn is engaged in the merger and acquisition and client advisory business of Bankers Trust (together with its affiliates the "BT Group") and, for legal and regulatory purposes, is a division of BT Alex. Brown Incorporated, a registered broker-dealer and member of the New York Stock Exchange. BT Wolfensohn will be paid a fee for its services as financial advisor to Alumax in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. BT Wolfensohn currently receives, and has received in prior years, an annual retainer from Alumax. It has also provided investment banking services to Alumax for which it has received compensation. In the ordinary course of business, members of the BT Group may actively trade in the securities and other instruments and obligations of Alumax and the Acquiror for their own accounts and for the accounts of their customers. Accordingly, the BT Group may at any time hold a long or short position in such securities, instruments and obligations.

  Based upon and subject to the foregoing, it is BT Wolfensohn's opinion as investment bankers that, as of the date hereof, the consideration to be received pursuant to the Merger Agreement by holders of Alumax Common Stock in the Offer and the Merger, taken together, is fair, from a financial point of view, to such stockholders.

                                          Very truly yours,

                                          /s/ BT Wolfensohn
                                          _____________________________________

                                          BT WOLFENSOHN

                                                                   APPENDIX III

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  "262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                                     III-1

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

                                     III-2

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation

                                     III-3
of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation."

                                     III-4

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article V of the Bylaws of Alcoa provides that Alcoa shall indemnify, under specified circumstances, persons who were or are directors, officers or employees of Alcoa or who served or serve other business entities at the request of Alcoa. Under these Bylaw provisions, a person who is wholly successful in defending a claim will be indemnified for any reasonable expenses. To the extent a person is not successful in defending a claim, reasonable expenses of the defense and any liability incurred are to be indemnified under these provisions only where independent legal counsel or other disinterested person selected by the Board of Directors determines that such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Alcoa, and in addition with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful. Any expense incurred with respect to any claim may be advanced by Alcoa if the recipient agrees to repay such amount if it is ultimately determined that such recipient is not to be indemnified pursuant to Article V.

  The foregoing Bylaw provisions generally parallel Sections 1741 and 1745 of the Pennsylvania Business Corporation Law ("PBCL"). Section 1746 and the Bylaws both also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

  Section 1746 of the PBCL and the Bylaws provide for increased indemnification protections for directors, officers and others.
Indemnification may be provided by Pennsylvania corporations in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

  Section 1713 of the PBCL also sets forth a framework whereby Pennsylvania corporations, with the approval of the shareholders, may limit the personal liability of directors for monetary damages except where the act or omission giving rise to a claim constitutes self-dealing, willful misconduct or recklessness. The section does not apply to a director's responsibility or liability under a criminal or tax statute and may not apply to liability under Federal statutes, such as the Federal securities laws.

  Alcoa's Articles and Bylaws were amended by the shareholders to implement the increased protections made available under the PBCL as described in the preceding paragraph. Article VIII of the Bylaws provides that, except as prohibited by law, every director of Alcoa shall be entitled as of right to be indemnified by Alcoa for expenses and any and all liability paid or incurred by such person by reason of such person being or having been a director of Alcoa. Expenses incurred with respect to any claim may be advanced by Alcoa, subject to certain exceptions. The shareholders have also approved a form of indemnity agreement. Alcoa has entered into such as indemnity agreement with each of its current directors.

  Alcoa has purchased a three-year insurance policy with an aggregate limit of $100 million, with certain specified deductible amounts. The policy provides coverage for various executive and corporate risks, including liability of directors and officers and reimbursement to Alcoa for indemnification provided to directors and officers. The policy has an expiration date of October 1, 2000 and provides liability insurance and reimbursement coverage for Alcoa, and its directors and officers, which is permitted by Section 1747 of the PBCL.

  The Alcoa Articles provide that except as prohibited by law, Alcoa may indemnify any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) and may take such steps as may be deemed appropriate by the Board of Directors, including purchasing and maintaining insurance, entering into contracts (including, without limitation, contracts of indemnification between the corporation and its directors and officers), creating a trust fund, granting security interests or using other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect such indemnification. Alcoa's Bylaws provide for indemnification of such persons to the fullest extent permitted by law.

  The Alcoa Articles also provide that to the fullest extent that the laws of the Commonwealth of Pennsylvania permit elimination or limitation of the liability of directors, no director of the corporation shall be personally liable for monetary damages for any action taken, or any failure to take any action.

ITEM 21(A). EXHIBITS

  See Exhibit Index.

    (B). FINANCIAL STATEMENT SCHEDULES

  All financial statement schedules of Alcoa and Alumax which are required to be included herein are included in the Annual Report of Alcoa on Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-3610) or the Annual Report of Alumax on Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-12374), respectively, which are incorporated herein by reference.

    (C). The opinion of BT Wolfensohn is attached as Appendix II to the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS

  1. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  4. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  5. The undersigned registrant hereby undertakes:

    (a) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (b) That for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  6. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  7. The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON JUNE 30, 1998.

                                          ALUMINUM COMPANY OF AMERICA

                                                   /s/ Richard B. Kelson
                                          By: _________________________________
                                            Richard B. Kelson
                                            Executive Vice President and
                                            Chief Financial Officer
                                            (Principal Financial Officer)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE

         /s/ Paul H. O'Neill           Chairman and Chief       June 30, 1998
-------------------------------------   Executive Officer
           PAUL H. O'NEILL              (Principal
                                        Executive Officer
                                        and Director)

       /s/ Earnest J. Edwards          Senior Vice              June 30, 1998
-------------------------------------   President and
         EARNEST J. EDWARDS             Controller
                                        (Principal
                                        Accounting Officer)

  Kenneth W. Dam, Joseph T. Gorman, Judith M. Gueron, Sir Ronald Hampel, Hugh
M. Morgan, John P. Mulroney, Henry B. Schacht, Franklin A. Thomas and Marina
v. N. Whitman, each as a Director, on June 30, 1998, By Denis A. Demblowski, their attorney-in-fact.*

        /s/ Denis A. Demblowski
*By: ________________________________
  Denis A. Demblowski
  Attorney-in-Fact

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                             DESCRIPTION
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
   2.1   --Agreement and Plan of Merger, dated as of March 8, 1998, among
          Alcoa, AMX and Alumax (included as Appendix 1 to the Proxy
          Statement/Prospectus).
   4.1   --The Articles of Incorporation of Alcoa (as amended and
          restated May 1993, as amended May 1998).
   4.2   --The Bylaws of Alcoa, incorporated by reference to Exhibit 3 to
          Alcoa's Quarterly Report on Form 10-Q for the quarter ended
          September 10, 1991.
   5.1   --Opinion of Denis A. Demblowski, Esq., as to the legality of the securities being registered.
   8.1   --Opinion of Skadden, Arps, Slate, Meager & Flom LLP, counsel to
          Alcoa, concerning certain federal income tax consequences of the Merger.
   8.2   --Opinion of Sullivan & Cromwell, counsel to Alumax, concerning certain federal income tax consequences of the Merger.
  23.1   --Consent of Coopers & Lybrand L.L.P.
  23.2   --Consent of Coopers & Lybrand L.L.P.
  23.3   --Consent of Coopers & Lybrand L.L.P.
  23.4   --Consent of Denis A. Demblowski, Esq. (included in Exhibit 5.1 to this Registration Statement).
  23.5   --Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alcoa. (Included in the opinion filed as Exhibit 8 to this
          Registration Statement and incorporated herein by reference).
  23.6   --Consent of Sullivan & Cromwell, counsel to Alumax. (Included in the opinion filed as Exhibit 8 to this Registration
          Statement and incorporated herein by reference).
  24.1   --Powers of Attorney of certain officers and directors of Alcoa.
  99.1   --Form of proxy cards to be mailed to holders of Alumax Common
          Stock.
  99.2   --Employment Agreement, as amended and restated as of December
          5, 1996, between Alumax Inc. and C. Allen Born (incorporated by reference to Exhibit 10.16 to Alumax's Annual Report on Form
          10-K for the year ended December 31, 1996 (file no. 1-12374)).
  99.3   --Employment Agreement, dated as of December 4, 1997, between
          Alumax Inc. and Thomas G. Johnston (incorporated by reference to Exhibit 10.18 to Alumax's Annual Report on Form 10-K for the
          year ended December 31, 1997 (file no. 1-12374)).
  99.4   --Agreement, dated as of November 15, 1993, as amended as of
          February 3, 1994, among Helen M. Feeney, AMAX Inc. and Alumax
          (incorporated by reference to Exhibit 10.19 to Alumax's Annual
          Report on Form 10-K for the year ended December 31, 1993 (file
          no. 1-12374)).
  99.5   --Agreement, dated as of March 10, 1994, between Helen M. Feeney and Alumax, amending the Agreement, dated as of November 15,
          1993, as amended as of February 3, 1994 (incorporated by
          reference to Exhibit 10.22 to Alumax's Annual Report on Form
          10-K/A (Amendment No. 1) for the year ended December 31, 1993
          (file no. 1-12374)).
  99.6   --Executive Separation Policy of Alumax (as amended and restated
          on March 5, 1998) (incorporated by reference to Exhibit 5 to
          Alumax's Solicitation/Recommendation Statement on Schedule 14D-
          9 filed with the Commission on March 13, 1998).
  99.7   --Separation Policy for Corporate Employees of Alumax adopted on
          March 5, 1998 (incorporated by reference to Exhibit 6 to
          Alumax's Solicitation/Recommendation Statement on Schedule 14D-
          9 filed with the Commission on March 13, 1998).
  99.8   --Complaint filed in Giannone v. Alumax et al., Court of
          Chancery of the State of Delaware in and for New Castle County,
          March 9, 1998. (Incorporated by reference to Exhibit (g)(1) to the Schedule 14D-1 filed by Alcoa filed on March 13, 1998 File
          No. 1-3610)).
  99.9   --Complaint filed in Kwalbrun v. Brown et al., Court of Chancery of the State of Delaware in and for New Castle County, March 9,
          1998. (Incorporated by reference to Exhibit (g)(2) to the
          Schedule 14D-1 filed by Alcoa filed on March 13, 1998 File No.
          1-3610)).

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
  99.10  --Complaint filed in Roncini v. Alumax et al., Court of Chancery of the State of Delaware in and for New Castle County, March 9,
          1998. (Incorporated by reference to Exhibit (g)(3) to the
          Schedule 14D-1 filed by Alcoa filed on March 13, 1998 File No.
          1-3610)).
  99.11  --Complaint filed in Levine v. Brown et al., Court of Chancery of the State of Delaware in and for New Castle County, March
          12, 1998. (Incorporated by reference to Exhibit (g)(4) to the
          Schedule 14D-1 filed by Alcoa filed on March 13, 1998 File No.
          1-3610)).
  99.12  --Complaint filed in Kretschmar v. Alumax et al., Court of
          Chancery of the State of Delaware in and for New Castle County,
          March 12, 1998. (Incorporated by reference to Exhibit (g)(5) to the Schedule 14D-1 filed by Alcoa filed on March 13, 1998 File
          No. 1-3610)).
  99.13  --Amended Class Action Complaint filed in Kwalbrun v. Brown et
          al., Court of Chancery of the State of Delaware in and for New
          Castle County, March 18, 1998. (Incorporated by reference to
          Exhibit (g)(2)(i) to the Schedule 14D-1/A filed by Alcoa filed on March 20, 1998 File No. 1-3610)).
  99.14  --Restated Sales Agreement between Alcoa of Australia Limited and Alumax Inc. (incorporated by reference to Exhibit 10.12 to
          Alumax's Registration Statement on Form S-1 filed on September
          24, 1993 (file no. 1-12374)).
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